As filed with the Securities and Exchange Commission on February 26, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREEN DOT CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	7389	93-4766827
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)
605 East Huntington Drive, Suite 205
Monrovia, CA 91016
(626) 739-3942
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John C. Ricci
General Counsel
Green Dot Corporation
605 East Huntington Drive, Suite 205
Monrovia, CA 91016
(626) 739-3942
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laird H. Simons III, Esq.	William V. Fogg, Esq.
William L. Hughes, Esq.	Daniel A. O’Shea, Esq.
James D. Evans, Esq.	Cravath, Swaine & Moore LLP
Fenwick & West LLP	Worldwide Plaza
801 California Street	825 Eighth Avenue
Mountain View, CA 94041	New York, NY 10019
(650) 988-8500	(212) 474-1000
Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee
Class A Common Stock, par value $0.001 per share	$150,000,000	$10,695.00

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to completion, dated February 26, 2010

          Shares

Class A Common Stock

This is an initial public offering of shares of the Class A common stock of Green Dot Corporation. We are selling           shares of our Class A common stock, and the selling stockholders are selling           shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. The estimated initial public offering price is between $      and $      per share.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting and conversion. Each share of our Class A common stock will be entitled to one vote per share. Each share of our Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of our Class A common stock.

We intend to apply for the listing of our Class A common stock on the NYSE under the symbol ‘‘     .”

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Green Dot, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

Green Dot and the selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from them up to           additional shares of our Class A common stock to cover over-allotments, if any.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of our Class A common stock will be made on or about          , 2010.

J.P. Morgan	Morgan Stanley

Piper Jaffray	UBS Investment Bank

          , 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until          , 2010, all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment in our Class A common stock.

Green Dot Corporation

Green Dot is a leading prepaid financial services company providing simple, low-cost and convenient money management solutions to a broad base of U.S. consumers. We believe that we are the leading provider of general purpose reloadable prepaid debit cards in the United States and that our Green Dot Network is the leading prepaid reload network in the United States. We sell our cards and offer our reload services nationwide at approximately 50,000 retail stores, which provide consumers convenient access to our products and services. Our proprietary technology platform, Green PlaNET, enables real-time transactions in a secure environment. The combination of our innovative products, broad retail distribution and proprietary technology creates powerful network effects, which we believe enhance the value we deliver to our customers, retail distributors and other participants in our network.

We were an early pioneer in the development of general purpose reloadable prepaid debit cards, or GPR cards, and associated reload services, which collectively we refer to as prepaid financial services. GPR cards are designed for general spending purposes and can be used anywhere the cards’ applicable payment network, such as Visa or MasterCard, is accepted, but, unlike gift cards, can be reloaded with additional funds for ongoing, long-term use. We believe that we are the leading provider of GPR cards in the United States based on the 2.4 million active cards in our portfolio as of October 31, 2009, which we define as cards that have had a purchase, reload or ATM transaction during the previous 90-day period.

We have built strong distribution and marketing relationships with many significant retail chains, including Walmart, Walgreens, CVS, Rite Aid, Kroger, Radio Shack, K-Mart, Meijer and 7-Eleven. These retail chains provide consumers with convenient locations to purchase and reload our cards. In addition, any holder of a GPR card issued by a member of our reload network may reload that card at any one of those locations. Currently, there are over 100 third-party programs that use our nationwide reload network to facilitate reloading by their cardholders. We have also recently entered into an agreement with PayPal whereby its customers can add funds to any new or existing PayPal account through our reload network at all retail locations where we sell our products and services. In fiscal 2009, the gross dollar volume loaded to our GPR card and reload products was $4.7 billion, an increase of 66% over fiscal 2008.

We have developed a business model with powerful network effects. Growth in the number of our product and service offerings or our network participants, which include consumers, retail distributors and businesses that accept reloads or payments through the Green Dot Network, enhances the value we deliver to all network participants. Our proprietary technology platform, Green PlaNET, enables network participants to communicate and complete transactions on a real-time basis in a secure environment and is a central component of our network-based business model.

For the years ended July 31, 2007, 2008 and 2009 and the three months ended October 31, 2009, our total operating revenues were $83.6 million, $168.1 million, $234.8 million and $66.3 million, respectively. In the same periods, we generated operating income of $1.2 million, $29.2 million, $63.7 million and $17.9 million, respectively.

Industry Overview

Prepaid cards have emerged as an attractive product within the electronic payments industry. They are easy for consumers to understand and use because they work in a manner similar to traditional debit cards, allowing the cardholder to use a conventional plastic card linked to an account established at a financial institution. According to Mercator Advisory Group’s “Prepaid Market Forecast 2009 to 2012” research report, $8.7 billion was loaded onto GPR cards in the United States in 2008 and $118.5 billion is expected to be loaded onto GPR cards in the United States in 2012, reflecting a 92% compound annual growth rate during that four-year period. We believe that this growth in the use of GPR cards will contribute to a substantial increase in the demand for prepaid financial services.

The prepaid financial services industry is fragmented and its products are relatively early in their life cycles. Vendors generally do not have a broad set of product and service offerings or capabilities, and no single vendor currently provides all of the elements that are necessary to establish and operate a GPR card program. We believe this creates a significant opportunity for a vertically integrated provider with a broad suite of innovative products and services.

Our Competitive Strengths

Our combination of innovative products and marketing expertise, a known brand name, a nationwide retail distribution presence and a proprietary technology platform supports our network-based business model and has enabled us to become a leading provider of prepaid financial services in the United States. Our strengths include:

•	Innovative Product and Marketing Expertise. We are an innovator in the development, merchandising and marketing of prepaid financial services. We believe we were the first company to combine the products, technology platform and distribution channel required to make retailer-distributed GPR cards a viable product offering. Our consumer focus has led us to enhance our product packaging and product displays in retail locations to educate consumers and promote our products and services more effectively. We believe that we have the strongest brand in the prepaid financial services industry and we continue to build brand awareness using national television advertising.

•	Leading Retail Distribution. We have established a nationwide retail distribution network, consisting of approximately 50,000 retail store locations, which gives us access to the vast majority of the U.S. population. According to Scarborough Research, during the twelve months ended October 31, 2009, at least 93% of U.S. households shopped at one or more of the stores of our current retail distributors.

•	Leading Reload Network in the United States. We believe the Green Dot Network is the leading reload network for prepaid cards in the United States. We also believe that it can be expanded and adapted to many new and evolving applications in the electronic payments industry.

•	Proprietary Technology Platform. Green PlaNET, our centralized processing platform, contains a variety of proprietary software applications that run our front-end, back-end, anti-fraud, regulatory compliance and customer service processing systems. It enables us to develop, distribute and support a variety of products and services effectively.

•	Business Model with Powerful Network Effects. The combination of our broad group of products and services, large portfolio of active cards, nationwide footprint of retail distributors and proprietary technology platform creates powerful network effects. Growth in the number of our product and service offerings or network participants enhances the value we deliver to all network participants. For example, we are able to attract retail distributors because of the large number of consumers who actively use our reload network. We believe the breadth and depth of our network would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

•	Vertical Integration. We believe that we are more vertically integrated than our competitors, based on our distribution capabilities, processing platform, program management skills and proprietary reload network. This integration has allowed us to reduce costs across our operations and, we expect, will continue to provide us with opportunities to reduce operational costs in the future. It also enables us to scale our business quickly in response to rising demand and to ensure high-quality service for our customers.

•	Strong Regulatory and Compliance Infrastructure. We employ a proactive approach to licensing, regulatory and compliance matters, which we believe provides us with an important competitive advantage. We believe that this has helped us develop strong relationships with leading retailers and financial institutions and has prepared us well for changes in the regulatory environment.

Our Strategy

The key components of our strategy include:

•	Increasing the Number of Network Participants. We intend to enhance the network effects in our business model by:

•	attracting new users by introducing new products, improving current products and promoting our products;

•	expanding and strengthening our distribution by establishing relationships with additional high-quality retail chains and accelerating our entry into new distribution channels; and

•	adding businesses that accept reloads or payments through, and applications for, the Green Dot Network by continuing to enroll additional third-party program providers in our reload network and to identify additional uses for our reload network’s cash transfer technology.

•	Increasing Revenue per Customer. We intend to pursue greater revenue per customer by improving cardholder retention, increasing card usage and increasing adoption of optional revenue-generating services.

•	Improving Operating Efficiencies. We intend to leverage our growing scale and vertical integration to generate incremental operating efficiencies, which will provide us with the flexibility to engage in new marketing programs, reduce pricing and make other investments in our business to maintain our leadership position.

•	Broadening Brand and Product Awareness. We intend to broaden awareness of the Green Dot brand and our products and services through national television advertising, online advertising and ongoing enhancements to our packaging and merchandising.

•	Acquiring a Bank and Complementary Businesses. We intend to pursue acquisitions that will help us achieve our strategic objectives, particularly those designed to improve operating revenue growth and operating efficiencies. In February 2010, we entered into a definitive agreement to acquire a bank holding company and its subsidiary commercial bank, and filed applications with the appropriate federal and state regulators seeking approvals for this transaction. We believe this acquisition will increase the efficiency with which we introduce and manage potential new products and services, reduce the risk that we would be negatively impacted by changes in the business practices of the banks that issue our cards, reduce the sponsorship and service fees and other expenses that we pay to third parties, and allow us to serve our customers better and more efficiently through a more vertically integrated platform.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks include:

•	our growth rates may decline in the future;

•	operating revenues derived from sales at Walmart and our other three largest retail distributors represented 64%, 9%, 8% and 6%, respectively, of our total operating revenues during the three months ended October 31, 2009, and the loss of operating revenues from any of these retail distributors would adversely affect our business;

•	our future success depends upon our retail distributors’ active and effective promotion of our products and services, but their interests and operational decisions might not always align with our interests;

•	the industry in which we compete is highly competitive and has a number of major participants, which could adversely affect our operating revenue growth; and

•	we operate in a highly regulated environment; failure to comply with applicable laws or regulations, or changes in those laws or regulations that adversely affect our operating methods, could negatively impact our business.

Corporate History and Information

We were incorporated in Delaware in October 1999 as Next Estate Communications, Inc. and changed our name to Green Dot Corporation in October 2005. Our principal executive offices are located at 605 East Huntington Drive, Suite 205, Monrovia, California 91016, and our telephone number is (626) 739-3942. Our website address is www.greendot.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise indicated, the terms “Green Dot,” “we,” “us” and “our” refer to Green Dot Corporation, a Delaware corporation, together with its consolidated subsidiary, the term “prepaid cards” refers to prepaid debit cards and the term “our cards” refers to our Green Dot-branded and co-branded GPR cards. In addition, “prepaid financial services” refers to GPR cards and associated reload services, a segment of the prepaid card industry.

Green Dot and MoneyPak are our registered trademarks in the United States, and the Green Dot logo is our trademark. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares(1)

Total common stock to be outstanding after this offering	shares

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock are identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to 10 votes per share, and the holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by law. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers or the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. See “Description of Capital Stock.”

Use of proceeds	We expect to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or assets. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividends	We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our Class A common stock for the foreseeable future.

Proposed NYSE symbol

(1)	The shares of our Class B common stock outstanding after this offering will represent approximately % of the total number of shares of our Class A and Class B common stock outstanding after this offering and % of the combined voting power of our Class A and Class B common stock outstanding after this offering.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon shares outstanding as of October 31, 2009, and excludes:

•	4,963,547 shares of our Class B common stock issuable upon the exercise of stock options outstanding as of October 31, 2009 with a weighted average exercise price of $4.25 per share (including shares of our Class A common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested stock options with a weighted average exercise price of $ per share);

•	1,392,250 shares of our Class B common stock issuable upon the exercise of stock options granted after October 31, 2009 with a weighted average exercise price of $20.48 per share;

•	259,584 shares of our Class B common stock granted as restricted stock awards after October 31, 2009;

•	4,567,242 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of October 31, 2009 with a weighted average exercise price of $22.31 per share, including a warrant to purchase up to 4,283,456 shares that is exercisable only upon the achievement of performance goals specified in our arrangement with PayPal, Inc.; and

•	shares of our Class A common stock reserved for issuance under our 2010 Equity Incentive Plan, which will become effective on the first day that our Class A common stock is publicly traded, as more fully described in “Executive Compensation – Employee Benefit Plans – 2010 Equity Incentive Plan.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into 24,941,521 shares of our Class B common stock and the conversion by the selling stockholders of shares of our Class B common stock into a like number of shares of our Class A common stock, in each case immediately prior to the completion of this offering;

•	the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws, which will occur immediately following the completion of the offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock from us and the selling stockholders in this offering.

Summary Consolidated Financial and Other Data

The following tables present summary historical financial data for our business. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

We derived the statement of operations data for the years ended July 31, 2007, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended July 31, 2005 and 2006 from our unaudited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the three months ended October 31, 2008 and 2009 and the balance sheet data as of October 31, 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on a consistent basis with our audited consolidated financial statements. In the opinion of our management, these unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period.

The pro forma per share data give effect to the conversion of all currently outstanding shares of our convertible preferred stock into shares of our Class B common stock upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For further information concerning the calculation of pro forma per share information, please refer to note 2 and note 12 of our notes to consolidated financial statements.

						Three Months Ended
	Year Ended July 31,					October 31,
	2005	2006	2007	2008	2009	2008	2009
	(Unaudited)					(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Operating revenues:
Card revenues	$21,771	$36,359	$45,717	$91,233	$119,356	$27,635	$30,532
Cash transfer revenues	12,064	20,616	25,419	45,310	62,396	14,556	17,807
Interchange revenues	5,705	9,975	12,488	31,583	53,064	10,418	17,926

Total operating revenues	39,540	66,951	83,624	168,126	234,816	52,609	66,265
Operating expenses:
Sales and marketing expenses	19,148	28,660	38,838	69,577	75,786	20,538	18,165
Compensation and benefits expenses(1)	11,584	18,499	20,610	28,303	40,096	9,191	12,067
Processing expenses	6,990	8,547	9,809	21,944	32,320	7,297	10,053
Other general and administrative expenses	6,521	10,077	13,212	19,124	22,944	5,747	8,103

Total operating expenses	44,243	65,783	82,469	138,948	171,146	42,773	48,388

Operating income	(4,703)	1,168	1,155	29,178	63,670	9,836	17,877
Interest income	300	301	771	665	396	210	60
Interest expense	(474)	(823)	(625)	(247)	(1)	—	—

Income before income taxes	(4,877)	645	1,301	29,596	64,065	10,046	17,937
Income tax expense (benefit)	—	111	(3,346)	12,261	26,902	4,219	7,533

Net income	(4,877)	535	4,647	17,335	37,163	5,827	10,404
Dividends, accretion and allocated earnings of preferred stock	—	(367)	(5,157)	(13,650)	(29,000)	(4,409)	(7,013)

Net income (loss) allocated to common stockholders	$(4,877)	$168	$(510)	$3,685	$8,163	$1,418	$3,391

Earnings (loss) per common share:
Basic	$(0.48)	$0.02	$(0.05)	$0.34	$0.68	$0.12	$0.28
Diluted	$(0.48)	$0.01	$(0.05)	$0.26	$0.52	$0.09	$0.22
Weighted-average common shares issued and outstanding	10,228	10,873	11,100	10,757	12,036	12,026	12,060
Weighted-average diluted common shares issued and outstanding	10,228	13,194	11,100	14,154	15,712	16,034	15,318
Pro forma earnings per common share (unaudited):
Basic					$1.00		$0.28
Diluted					$0.91		$0.26
Pro forma weighted-average shares issued and outstanding (unaudited):
Basic					36,978		37,002
Diluted					40,654		40,260

(1)	Includes stock-based compensation expense of $0, $0, $156,000, $1.2 million and $2.5 million for the years ended July 31, 2005, 2006, 2007, 2008 and 2009, respectively, and $586,000 and $712,000 for the three months ended October 31, 2008 and 2009, respectively.

						Three Months
						Ended
	Year Ended July 31,					October 31,
	2005	2006	2007	2008	2009	2009
	(Dollars in thousands)

Statistical Data (Unaudited):
Number of GPR cards activated	428,737	721,561	894,295	2,167,004	3,106,923	1,115,382
Number of cash transfers	2,262,854	4,055,775	4,992,956	9,153,119	14,084,458	4,766,488
Number of active cards as of period end(1)	289,086	428,300	625,165	1,270,072	2,056,828	2,368,530
Gross dollar volume(2)	$414,910	$801,956	$1,134,175	$2,831,278	$4,702,914	$1,586,895

(1)	Represents the total number of GPR cards in our portfolio that have had a purchase, reload or ATM withdrawal transaction during the previous 90-day period.

(2)	Represents the total dollar volume of funds loaded to our GPR card and reload products in the specified period.

The following table presents unaudited consolidated balance sheet data as of October 31, 2009 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale of the shares of our Class A common stock offered by us in this prospectus at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	As of
	October 31, 2009
	Actual	As Adjusted(1)
	(In thousands)

Consolidated Balance Sheet Data (Unaudited):
Cash, cash equivalents and restricted cash(2)	$58,623	$
Settlement assets(3)	52,813		52,813
Total assets	161,628
Settlement obligations(3)	52,813		52,813
Long-term debt	—		—
Total liabilities	108,174		108,174
Total stockholders’ equity	53,454

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our cash, cash equivalents and restricted cash, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

(2)	Includes $15.4 million of restricted cash. We maintain restricted deposits in bank accounts to support our line of credit.

(3)	Our retail distributors collect customer funds for purchases of new cards and reloads and then remit these funds directly to bank accounts established on behalf of those customers by the banks that issue our cards. Our retail distributors’ remittance of these funds takes an average of three business days. Settlement assets represent the amounts due from our retail distributors for customer funds collected at the point of sale that have not yet been remitted to the card issuing banks. Settlement obligations represent the amounts that are due from us to the card issuing banks for funds collected but not yet remitted by our retail distributors and are not funded by our line of credit. We have no control over or access to customer funds remitted by our retail distributors to the card issuing banks. Customer funds therefore are not our assets, and we do not recognize them in our consolidated financial statements.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

     Our growth rates may decline in the future.

In recent quarters our operating income and net income, while still increasing significantly year over year, have not always increased sequentially and the rate at which our operating revenues have grown has declined. Accordingly, there can be no assurance that we will be able to continue our historical growth rates in future periods and we would expect seasonal or other influences occasionally to cause sequential quarterly declines in our operating income and net income. In the near term, our continued growth depends in significant part on our ability, among other things, to attract new users of our products, to expand our reload network and to increase our revenues per customer. Since the value we provide to our network participants relates in large part to the number of users of, businesses that accept reloads or payments through, and applications enabled by, the Green Dot Network, our operating revenues could suffer if we were unable to increase the number of purchasers of our GPR cards, and adapt our reload network to meet consumers’ evolving needs. We may fail to expand our reload network for a number of reasons, including our inability to produce products and services that appeal to consumers and lead to increased new card sales, our loss of one or more key retail distributors or our loss of key, or failure to add, businesses that accept reloads or payments through the Green Dot Network, which we refer to as network acceptance members.

We may not be able to increase card usage and cardholder retention, which have been two important contributors to our growth. Currently, many of our cardholders use their cards infrequently or do not reload their cards. We may be unable to generate increases in card usage or cardholder retention for a number of reasons, including our inability to maintain our existing distribution channels, the failure of our cardholder retention and usage incentives to influence cardholder behavior, our inability to predict accurately consumer preferences or industry changes and to modify our products and services on a timely basis in response thereto, and our inability to produce new features and services that appeal to cardholders.

As the prepaid financial services industry continues to develop, our competitors may be able to offer products and services that are, or that are perceived to be, substantially similar to or better than ours. This may force us to compete on the basis of price and to expend significant advertising, marketing and other resources in order to remain competitive. Even if we are successful at increasing our operating revenues through our various initiatives and strategies, we will experience an inevitable decline in growth rates as our operating revenues increase to higher levels and may experience a decline in margins. If our operating revenue growth rates slow materially or decline, our business, operating results and financial condition could be adversely affected.

     Operating revenues derived from sales at Walmart and our other three largest retail distributors represented 64%, 9%, 8% and 6%, respectively, of our total operating revenues during the three months ended October 31, 2009, and the loss of operating revenues from any of these retail distributors would adversely affect our business.

Most of our operating revenues are derived from prepaid financial services sold at our four largest retail distributors. As a percentage of total operating revenues, operating revenues derived from products and services sold at the store locations of Wal-Mart Stores, Inc. (or Walmart) and our three other largest retail distributors, as a group, were approximately 64% and 23%, respectively, in the three months ended October 31, 2009. While we do not expect our 2010 operating revenues derived from products and services sold at Walmart stores to increase as a percentage of our total operating revenues, we expect that Walmart and our other three largest retail distributors will continue to have a significant impact on our annual operating revenues in future years. It would be difficult to replace any of our large retail distributors, particularly Walmart, and the operating revenues derived from sales of our products and services at their stores. Accordingly, the loss of Walmart or any of our other three largest retail distributors would have a material adverse effect on our business, and might have a positive impact on the business of one of our competitors if it were able to replace us. In addition, any publicity associated with the loss of any of our large retail distributors could harm our reputation, making it more difficult to attract and retain consumers and other retail distributors, and could lessen our negotiating power with our remaining and prospective retail distributors.

Our contracts with these retail distributors have terms that expire at various dates between 2011 and 2013, subject to early termination provisions. There can be no assurance that we will be able to continue our relationships with our largest retail distributors on the same or more favorable terms in future periods or that our relationships will continue beyond the terms of our existing contracts with them. Our operating revenues and operating results could suffer if, among other things, any of our retail distributors renegotiates, terminates or fails to renew, or to renew on similar or favorable terms, its agreement with us or otherwise chooses to modify the level of support it provides for our products.

Our future success depends upon our retail distributors’ active and effective promotion of our products and services, but their interests and operational decisions might not always align with our interests.

Substantially all of our operating revenues are derived from our products sold at the stores of our retail distributors. Revenues from our retail distributors depend on a number of factors outside our control and may vary from period to period. Because we compete with many other providers of consumer products for placement and promotion of products in the stores of our retail distributors, our success depends on our retail distributors and their willingness to promote our products and services successfully. In general, our contracts with these third parties allow them to exercise significant discretion over the placement and promotion of our products in their stores, and they could give higher priority to the products and services of other companies. Accordingly, losing the support of our retail distributors may limit or reduce the sales of our cards and MoneyPak reload product. Our operating revenues may also be negatively affected by our retail distributors’ operational decisions. For example, if a retail distributor fails to train its cashiers to sell our products and services or implements changes in its systems that disrupt the integration between their systems and ours, we could experience a decline in our product sales. Even if our retail distributors actively and effectively promote our products and services, there can be no assurance that their efforts will result in growth of our operating revenues.

     The industry in which we compete is highly competitive, which could adversely affect our operating revenue growth.

The prepaid financial services industry is highly competitive and includes a variety of financial and non-financial services vendors. Our current and potential competitors include:

•	prepaid card program managers like First Data Corporation (or First Data), Netspend Corporation (or Netspend), AccountNow, Inc. (or AccountNow), PreCash Inc. (or PreCash) and UniRush, LLC (or Rush Card);

•	reload network providers, such as Visa, Inc. (or Visa), MasterCard International Incorporated (or MasterCard), The Western Union Company (or Western Union) and MoneyGram International, Inc. (or MoneyGram); and

•	prepaid card distributors, such as InComm and Blackhawk Network, Inc. (or Blackhawk).

Some of these vendors compete with us in more than one of the vendor categories described above, while others are primarily focused in a single category. In addition, competitors in one category have worked or are working with competitors in other categories to compete with us. A portion of our cash transfer revenues is derived from reloads to cards managed by companies that compete with us as program managers. We also face potential competition from retail distributors or from other companies, such as Visa, that may in the future decide to compete, or compete more aggressively, in the prepaid financial services industry.

We also compete with businesses outside of the prepaid financial services industry, including traditional providers of financial services, such as banks that offer demand deposit accounts and card issuers that offer credit cards, private label retail cards and gift cards.

Many existing and potential competitors have longer operating histories and greater name recognition than we do. In addition, many of our existing and potential competitors are substantially larger than we are, may already have or could develop substantially greater financial and other resources than we have, may offer, develop or introduce a wider range of programs and services than we offer or may use more effective advertising and marketing strategies than we do to achieve broader brand recognition, customer awareness and retail penetration. We may also face price competition that results in decreases in the purchase and use of our products and services. To stay competitive, we may have to increase the incentives that we offer to our retail distributors and decrease the prices of our products and services, which could adversely affect our operating results.

Our continued growth depends on our ability to compete effectively against existing and potential competitors that seek to provide prepaid cards or other electronic payment products and services. If we fail to compete effectively against any of the foregoing threats, our revenues, operating results, prospects for future growth and overall business could be materially and adversely affected.

     We operate in a highly regulated environment, and failure by us or the businesses that participate in our reload network to comply with applicable laws and regulations could have an adverse effect on our business, financial position and results of operations.

We operate in a highly regulated environment, and failure by us or the businesses that participate in our reload network to comply with the laws and regulations to which we are subject could negatively impact our business. We are subject to state money transmission licensing requirements and a wide range of federal and other state laws and regulations, which are described under “Business – Regulation” below. In particular, our products and services are subject to an increasingly strict set of legal and regulatory requirements intended to protect consumers and to help detect and prevent money laundering, terrorist financing and other illicit activities.

Many of these laws and regulations are evolving, unclear and inconsistent across various jurisdictions and ensuring compliance with them is difficult and costly. For example, with increasing frequency, federal and state regulators are holding businesses like ours to higher standards of training, monitoring and compliance, including monitoring for possible violations of laws by the businesses that participate in our reload network. Failure by us or those businesses to comply with the laws and regulations to which we are subject could result in fines, penalties or limitations on our ability to conduct our business, or federal or state actions, any of which could significantly harm our reputation with network participants, banks that issue our cards, customers and regulators, and could materially and adversely affect our business, operating results and financial condition.

     Changes in laws and regulations to which we are subject, or may become subject to, may increase our costs of operation, decrease our operating revenues and disrupt our business.

Changes in laws and regulations may occur that could increase our compliance and other costs of doing business, require significant systems redevelopment, or render our products or services less profitable or obsolete, which could have an adverse effect on our results of operations. We could face more stringent anti-money laundering rules and regulations, as well as more stringent licensing rules and regulations, compliance with which could be expensive and time consuming. For example, more stringent anti-money laundering regulations could require the collection and verification of more information from our customers, which could have a material adverse effect on our operations.

Changes in laws and regulations governing the way our products and services are sold could adversely affect our ability to distribute our products and services and the cost of providing those products and services. If onerous regulatory requirements were imposed on the sale of our products and services, the requirements could lead to a loss of retail distributors, which, in turn, could materially and adversely impact our operations.

In light of current economic conditions, legislators and regulators have increased their focus on the banking and consumer financial services industry, and there are extensive proposals in the U.S. Congress that could substantially change the way banks (including card issuing banks) and other financial services companies are regulated and able to offer their products to consumers. These changes, if made, could have an adverse effect on our business, financial position and results of operations. For example, changes in the way we or the banks that issue our cards are regulated could expose us to increased regulatory oversight and litigation. In addition, changes in laws and regulations that limit the fees that can be charged or the disclosures that must be provided with respect to our products and services could increase our costs and decrease our revenues.

     Our pending bank acquisition will, if successful, subject our business to significant new, and potentially changing, regulatory requirements, which may adversely affect our business, financial position and results of operations.

Upon consummation of our pending bank acquisition, we will become a “bank holding company” under the Bank Holding Company Act of 1956, or BHC Act. As a bank holding company, we will be required to file periodic reports with, and will be subject to comprehensive supervision and examination by, the Federal Reserve Board. Among other things, we and the subsidiary bank we acquire will be subject to risk-based and leverage capital requirements, which could adversely affect our results of operations and restrict our ability to grow. These capital requirements, as well as other federal laws applicable to banks and bank holding companies, could also limit our ability to pay dividends. We also would likely incur additional costs associated with legal and regulatory compliance as a bank holding company, which could adversely affect our results of operations. In addition, as a bank holding company, we would generally be prohibited from engaging, directly or indirectly, in any activities other than those permissible for bank holding companies. This restriction might limit our ability to pursue future business opportunities we might otherwise consider but which might fall outside the activities permissible for a bank holding company. See “Business – Regulation – Bank Regulations.”

Moreover, substantial changes to banking laws are possible in the near future. There are extensive proposals in the U.S. Congress that could substantially change the regulatory framework affecting our operations. These changes, if they are made, could have an adverse effect on our business, financial position and results of operations.

     We rely on relationships with card issuing banks to conduct our business, and our results of operations and financial position could be materially and adversely affected if we fail to maintain these relationships or we maintain them under new terms that are less favorable to us.

Substantially all of our cards are issued by Columbus Bank and Trust Company or GE Money Bank. Our relationships with these banks are currently, and will be for the foreseeable future, a critical component of our ability to conduct our business and to maintain our revenue and expense structure, because we are currently unable to issue our own cards, and, notwithstanding our pending bank acquisition, will be unable to do so for the foreseeable future at the volume necessary to conduct our business, if at all. If we lose or do not maintain existing banking relationships, we would incur significant switching and other costs and expenses and we and users of our products and services could be significantly affected, creating contingent liabilities for us. As a result, the failure to maintain adequate banking relationships could have a material adverse effect on our business, results of operations and financial condition. Our agreements with the banks that issue our cards provide for revenue-sharing arrangements and cost and expense allocations between the parties. Changes in the costs and expenses that we have to bear under these relationships could have a material impact on our operating expenses. In addition, we may be unable to maintain adequate banking relationships or, following their expiration in 2012 and 2013, renew our agreements with the banks that currently issue substantially all our cards under terms at least as favorable to us as those existing before renewal.

     We receive important services from third-party vendors, including card processing from Total System Services, Inc. Replacing them would be difficult and disruptive to our business.

Some services relating to our business, including fraud management and other customer verification services, transaction processing and settlement, card production and customer service, are outsourced to third-party vendors, such as Genpact International, Inc. for call center services and Total System Services, Inc. for card processing. It would be difficult to replace some of our third-party vendors, particularly Total System Services, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected.

     Changes in credit card association or other network rules or standards set by Visa and MasterCard, or changes in card association and debit network fees or products or interchange rates, could adversely affect our business, financial position and results of operations.

We and the banks that issue our cards are subject to Visa and MasterCard association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors, such as Total Systems Services, Inc. The termination of the card association registrations held by us or any of the banks that issue our cards or any changes in card association or other network rules or standards, including interpretation and implementation of existing rules or standards, that increase the cost of doing business or limit our ability to provide our products and services could have an adverse effect on our business, operating results and financial condition. In addition, from time to time, card associations increase the organization and/or processing fees that they charge, which could increase our operating expenses, reduce our profit margin and adversely affect our business, operating results and financial condition.

Furthermore, a substantial portion of our operating revenues is derived from interchange fees. For the three months ended October 31, 2009, interchange revenues represented 27.0% of our total operating revenues, and we expect interchange revenues to continue to represent a significant percentage of our total operating revenues in the near term. The amount of interchange revenues that we earn is highly dependent on the interchange rates that Visa and MasterCard unilaterally set and adjust from time to time. In light of recent legislation in foreign jurisdictions and recent attention generally on interchange rates in the United States, interchange rates could decline in the future. If that happens, our operating revenues, operating results, prospects for future growth and overall business could be materially and adversely affected.

     Our business could suffer if there is a decline in the use of prepaid cards as a payment mechanism or there are adverse developments with respect to the prepaid financial services industry in general.

As the prepaid financial services industry evolves, consumers may find prepaid financial services to be less attractive than traditional or other financial services. Consumers might not use prepaid financial services for any number of reasons, including the general perception of our industry. For example, negative publicity surrounding other prepaid financial service providers could impact our business and prospects for growth to the extent it negatively impacts the perception of prepaid financial services among consumers. If consumers do not continue or increase their usage of prepaid cards, our operating revenues may remain at current levels or decline. Predictions by industry analysts and others concerning the growth of the prepaid financial services as an electronic payment mechanism, including those included in this prospectus, may overstate the growth of any industry, segment or category and you should not rely upon them. The projected growth may not occur or may occur more slowly than estimated. If consumer acceptance of prepaid financial services does not continue to develop or develops more slowly than expected or if there is a shift in the mix of payment forms, such as cash, credit cards, traditional debit cards and prepaid cards, away from our products and services, it could have a material adverse effect on our financial position and results of operations.

     Fraudulent and other illegal activity involving our products and services could lead to reputational damage to us and reduce the use and acceptance of our cards and reload network.

Criminals are using increasingly sophisticated methods to capture cardholder account information in order to engage in illegal activities such as counterfeiting and identity theft. We rely upon third parties for some transaction processing services, which subjects us to risks related to the vulnerabilities of those third parties. A single significant incident of fraud, or increases in the overall level of fraud, involving our cards and other products and services, could result in reputational damage to us, which could reduce the use and acceptance of our cards and other products and services, cause retail distributors or network acceptance members to cease doing business with us or lead to greater regulation that would increase our compliance costs.

     A data security breach could expose us to liability and protracted and costly litigation, and could adversely affect our reputation and operating revenues.

We, the banks that issue our cards, our retail distributors, network acceptance members and third-party processors receive, transmit and store confidential customer and other information in connection with the sale and use of our prepaid financial services. Our encryption software and the other technologies we use to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of our security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. The banks that issue our cards and our retail distributors, network acceptance members and third-party processors also may experience similar security breaches involving the receipt, transmission and storage of our confidential customer and other information. Improper access to our or these third parties’ systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information.

A data security breach of the systems on which sensitive cardholder data and account information are stored could lead to fraudulent activity involving our products and services, reputational damage and claims or regulatory actions against us. If we are sued in connection with any data security breach, we could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, we might be forced to pay damages and/or change our business practices or pricing structure, either of which could have a material adverse effect on our revenues and profitability. We would also likely have to pay (or indemnify the banks that issue our cards for) fines, penalties and/or other assessments imposed by Visa or MasterCard as a result of any data security breach. Further, a significant data security breach could lead to additional regulation, which could impose new and costly compliance obligations. In addition, a data security breach at one of the banks that issue our cards or at our retail distributors, network acceptance members or third-party processors could result in significant reputational harm to us and cause the use and acceptance of our cards to decline, both of which could have a significant adverse impact on our operating revenues and future growth prospects.

     Litigation or investigations could result in significant settlements, fines or penalties.

We have been the subject of general litigation and regulatory oversight in the past, and could be the subject of litigation, including class actions, and regulatory or judicial proceedings or investigations in the future. The outcome of litigation and regulatory or judicial proceedings or investigations is difficult to predict. Plaintiffs or regulatory agencies in these matters may seek recovery of very large or indeterminate amounts or seek to have aspects of our business suspended or modified. The monetary and other impact of these actions may remain unknown for substantial periods of time. The cost to defend, settle or otherwise resolve these matters may be significant.

If regulatory or judicial proceedings or investigations were to be initiated against us by private or governmental entities, our business, results of operations and financial condition could be adversely affected. Adverse publicity that may be associated with regulatory or judicial proceedings or investigations could negatively impact our relationships with retail distributors, network acceptance members and card processors and decrease acceptance and use of, and loyalty to, our products and related services.

     We must adequately protect our brand and the intellectual property rights related to our products and services and avoid infringing on the proprietary rights of others.

The Green Dot brand is important to our business, and we utilize trademark registrations and other tools to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect the intellectual property rights related to our products and services. We may unknowingly violate the intellectual property or other proprietary rights of others and, thus, may be subject to claims by third parties. If so, we may be required to devote significant time and resources to defend against these claims or to protect and enforce our own rights. Some of our intellectual property rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights or defend successfully against an infringement action could harm our business, results of operations, financial condition and prospects.

We are exposed to losses from cardholder account overdrafts.

Our cardholders can incur charges in excess of the funds available in their accounts, and we may become liable for these overdrafts. While we decline authorization attempts for amounts that exceed the available balance on the card, the application of card association rules, the timing of the settlement of transactions and the assessment of our monthly maintenance fee, among other things, can result in overdrawn accounts.

Maintenance fee assessment overdrafts accounted for approximately 90% of our aggregate overdrawn account balances in fiscal 2009. Maintenance fee assessment overdrafts occur as a result of our charging a cardholder, pursuant to our terms and conditions, our monthly maintenance fee at a time when he or she does not have sufficient funds in his or her account. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Reserve for Uncollectible Overdrawn Accounts.”

Our remaining overdraft exposure arises primarily from late-posting. A late-post occurs when a merchant posts a transaction within a card association-permitted timeframe but subsequent to our release of the authorization for that transaction, as permitted by card association rules. Under card association rules, we may be liable for the amount of the transaction even if the cardholder has made additional purchases in the intervening period and funds are no longer available on the card at the time the transaction is posted.

Overdrawn account balances are funded on our behalf by one of the banks that issue our cards. We are responsible to our issuing banks for any losses associated with these overdrafts. Overdrawn account balances are therefore deemed to be our receivables due from cardholders. We maintain reserves to cover the risk that we may not recover these receivables due from our cardholders, but our exposure may increase above these reserves for a variety of reasons, including our failure to predict the actual recovery rate accurately. To the extent we incur losses from overdrafts above our reserves or we determine that it is necessary to increase our reserves substantially, our business, results of operations and financial condition could be materially and adversely affected.

     We face settlement risks from our retail distributors, which may increase during an economic downturn.

The vast majority of our business is conducted through retail distributors that sell our products and services to consumers at their store locations. Our retail distributors collect funds from the consumers who purchase our products and services and then must remit these funds directly to accounts established on behalf of these consumers at the banks that issue our cards. The remittance of these funds by the retail distributor takes on average three business days. If a retail distributor becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to remit proceeds to the issuing bank from the sales of our products and services, we are liable for any amounts owed to the issuing bank. As of October 31, 2009, we had assets subject to settlement risk of $52.8 million. Given the unprecedented volatility in global financial markets and the frequent occurrence of negative economic events, the approaches we use to assess and monitor the creditworthiness of our retail distributors may be inadequate, and we may be unable to detect and take steps to mitigate an increased credit risk in a timely manner.

A further economic downturn could result in settlement losses, whether or not directly related to our business. We are not insured against these risks. Significant settlement losses could have a material adverse effect on our business, results of operations and financial condition.

     Future acquisitions or investments could disrupt our business and harm our financial condition.

We are in the process of acquiring a bank holding company and its subsidiary commercial bank, although we cannot guarantee when, if ever, this acquisition will be completed. In addition, we may pursue other acquisitions that we believe will help us to achieve our strategic objectives. The process of integrating an acquired business, product or technology can create unforeseen operating difficulties, expenditures and other challenges such as:

•	increased regulatory and compliance requirements, including, if we complete our pending bank acquisition, capital requirements applicable to us and our acquired subsidiary bank;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	diversion of management time and focus from operation of our then-existing business to acquisition integration challenges;

•	coordination of product, sales, marketing and program and systems management functions;

•	transition of the acquired company’s users and customers onto our systems;

•	retention of employees from the acquired company;

•	integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, information management, human resource and other administrative systems and operations generally with ours;

•	liability for activities of the acquired company prior to the acquisition, including violations of law, commercial disputes, and tax and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims brought by terminated employees, customers, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our bank acquisition or any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

To the extent we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or impairment charges against goodwill on our balance sheet, any of which could harm our financial condition and negatively impact our stockholders.

     Economic, political and other conditions may adversely affect trends in consumer spending.

The electronic payments industry, including the prepaid financial services segment within that industry, depends heavily upon the overall level of consumer spending. Sustained deterioration in general economic conditions in the United States might reduce the number of our cards that are purchased or reloaded, the number of transactions involving our cards and the use of our network and related services. If general economic conditions result in a sustained reduction in the use of our products and related services, either as a result of a general reduction in consumer spending or as a result of a disproportionate reduction in the use of card-based payment systems, our business, results of operations and financial condition would be materially harmed.

     Our business is dependent on the efficient and uninterrupted operation of computer network systems and data centers.

Our ability to provide reliable service to cardholders and other network participants depends on the efficient and uninterrupted operation of our computer network systems and data centers as well as those of our retail distributors, network acceptance members and third-party processors. Our business involves movement of large sums of money, processing of large numbers of transactions and management of the data necessary to do both. Our success depends upon the efficient and error-free handling of the money that is collected by our retail distributors and remitted to the banks that issue our cards or network acceptance members. We rely on the ability of our employees, systems and processes and those of the banks that issue our cards, our retail distributors, our network acceptance members and third-party processors to process and facilitate these transactions in an efficient, uninterrupted and error-free manner.

In the event of a breakdown, a catastrophic event (such as fire, natural disaster, power loss, telecommunications failure or physical break-in), a security breach or malicious attack, an improper operation or any other event impacting our systems or processes, or those of our vendors, or an improper action by our employees, agents or third-party vendors, we could suffer financial loss, loss of customers, regulatory sanctions and damage to our reputation. The measures we have taken, including the implementation of disaster recovery plans and redundant computer systems, may not be successful, and we may experience other problems unrelated to system failures. We may also experience software defects, development delays and installation difficulties, any of which could harm our business and reputation and expose us to potential liability and increased operating expenses. Some of our contracts with retail distributors, including our contract with Walmart, contain service level standards pertaining to the operation of our systems, and provide the retail distributor with the right to collect damages and potentially terminate its contract with us for system downtime exceeding stated limits. If we face system interruptions or failures, our business interruption insurance may not be adequate to cover the losses or damages that we incur.

     We must be able to operate and scale our technology effectively to match our business growth.

Our ability to continue to provide our products and services to a growing number of network participants, as well as to enhance our existing products and services and offer new products and services, is dependent on our information technology systems. If we are unable to manage the technology associated with our business effectively, we could experience increased costs, reductions in system availability and losses of our network participants. Any failure of our systems in scalability and functionality would adversely impact our business, financial condition and results of operations.

     If we are unable to keep pace with the rapid technological developments in our industry and the larger electronic payments industry necessary to continue providing our network acceptance members and cardholders with new and innovative products and services, the use of our cards and other products and services could decline.

The electronic payments industry is subject to rapid and significant technological changes, including continuing advancements in the areas of radio frequency and proximity payment devices (such as contactless cards), e-commerce and mobile commerce, among others. We cannot predict the effect of technological changes on our business. We rely in part on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. We expect that new services and technologies applicable to our industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently utilize in our products and services. Additionally, we may make future investments in, or enter into strategic alliances to develop, new technologies and services or to implement infrastructure change to further our strategic objectives, strengthen our existing businesses and remain competitive. However, our ability to transition to new services and technologies that we develop may be inhibited by a lack of industry-wide standards, by resistance from our retail distributors, network acceptance members, third-party processors or consumers to these changes, or by the intellectual property rights of third parties. Our future success will depend, in part, on our ability to develop new technologies and adapt to technological changes and evolving industry standards. These initiatives are inherently risky, and they may not be successful or may have an adverse effect on our business, financial condition and results of operations.

     As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, will raise our costs and may divert resources and management attention from operating our business.

We have historically operated as a private company. After this offering, we will need to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and SEC regulations. Thus, we will need to ensure that we have the ability to prepare on a timely basis financial statements that comply with SEC reporting requirements. We will also become subject to other reporting and corporate governance requirements, including the listing standards of the New York Stock Exchange, or the NYSE, and the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant new compliance obligations upon us. As a public company, we will be required, among other things, to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and the NYSE rules;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2011. We do not currently have comprehensive documentation of our internal control over financial reporting, nor do we document our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal control over financial reporting in accordance with Section 404 and, due to our lack of documentation, this testing would not be possible at this time. If we were unable to implement the controls and procedures required by Section 404 in a timely manner or otherwise to comply with Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we might be unable to report our financial information on a timely basis and might suffer adverse regulatory consequences or violate NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight that will increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. For example, in connection with the most recent audit of our consolidated financial statements, we identified a significant deficiency in our internal control over financial reporting relating to our financial statement closing process and the need to enhance our financial reporting resources and infrastructure. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

     Our future success depends on our ability to attract, integrate, retain and incentivize key personnel.

Our future success will depend, to a significant extent, on our ability to attract, integrate, retain and incentivize key personnel, namely our management team and experienced sales, marketing and program and systems management personnel. We must retain and motivate existing personnel, and we must also attract, assimilate and motivate additional highly-qualified employees. We may experience difficulty assimilating our newly-hired personnel, which may adversely affect our business. Competition for qualified management, sales, marketing and program and systems management personnel can be intense. Competitors have in the past and may in the future attempt to recruit our top management and employees. If we fail to attract, integrate, retain and incentivize key personnel, our ability to manage and grow our business could be harmed.

     We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

If our unrestricted cash and cash equivalents balances and any cash generated from operations and from this offering are not sufficient to meet our future cash requirements, we will need to access additional capital to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

•	issuing additional shares of our Class A common stock or other equity securities;

•	issuing debt securities; or

•	borrowing funds under a credit facility.

We may not be able to raise needed cash in a timely basis on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors might be willing to purchase our Class A common stock could be lower than the initial public offering price. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our Class A common stock. In addition, if we were to raise cash through a debt financing, the terms of the financing might impose additional conditions or restrictions on our operations that could adversely affect our business. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to take into account the limitations of available funding, which would harm our ability to maintain or grow our business.

     The occurrence of catastrophic events could damage our facilities or the facilities of third parties on which we depend, which could force us to curtail our operations.

We and some of the third-party service providers on which we depend for various support functions, such as customer service and card processing, are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism and similar unforeseen events beyond our control. Our principal offices, for example, are situated in the foothills of southern California near known earthquake fault zones and areas of elevated wild fire danger. If any catastrophic event were to occur, our ability to operate our business could be seriously impaired, as we do not maintain redundant systems for critical business functions, such as finance and accounting. In addition, we might not have adequate insurance to cover our losses resulting from catastrophic events or other significant business interruptions. Any significant losses that are not recoverable under our insurance policies, as well as the damage to, or interruption of, our infrastructure and processes, could seriously impair our business and financial condition.

Risks Related to Our Class A Common Stock and This Offering

     We cannot assure you that a market will develop for our Class A common stock or what the market price of our Class A common stock will be.

No public trading market currently exists for our Class A common stock, and one may not develop or be sustained after this offering to provide you with adequate liquidity. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price for our Class A common stock will be determined through negotiations among us, the selling stockholders and representatives of the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade in the public market following this offering or to any other established criteria of the value of our business. A significant portion of our shares may not trade following the offering because the selling stockholders will continue to own approximately     % of our shares. If these shares do not trade, there may be limited liquidity for shares of our Class A Common Stock following this offering.

     The price of our Class A common stock may be volatile and you could lose all or part of your investment.

In the recent past, stocks generally, and financial services company stocks in particular, have experienced high levels of volatility. The trading price of our Class A common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our Class A common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock as you may be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market prices and trading volumes of financial services company stocks;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations or recommendations of investors or any securities analysts who follow our Class A common stock;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	general economic conditions; and

•	sales of shares of our Class A common stock by us or our stockholders.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

     Our operating results may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future as a result of a variety of factors, many of which are outside of our control. If our results of operations fall below the expectations of investors or any securities analysts who follow our Class A common stock, the trading price of our Class A common stock could decline substantially. Fluctuations in our quarterly or annual results of operations may be due to a number of factors, including, but not limited to:

•	the timing and volume of purchases, use and reloads of our prepaid cards and related products and services;

•	the timing and success of new product or service introductions by us or our competitors;

•	seasonality in the purchase or use of our products and services;

•	fluctuations in customer retention rates;

•	changes in the mix of products and services that we sell;

•	changes in the mix of retail distributors through which we sell our products and services;

•	the timing of commencement, renegotiation or termination of relationships with significant retail distributors;

•	the timing of commencement, renegotiation or termination of relationships with significant network acceptance members;

•	changes in our or our competitors’ pricing policies or sales terms;

•	the timing of commencement and termination of major advertising campaigns;

•	the timing of costs related to the development or acquisition of complementary businesses;

•	the timing of costs of any major litigation to which we are a party;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to control costs, including third-party service provider costs;

•	volatility in the trading price of our Class A common stock, which may lead to higher stock-based compensation expenses; and

•	changes in the regulatory environment affecting the banking or electronic payments industries generally or prepaid financial services specifically.

     Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are selling in this offering, has one vote per share. Assuming the underwriters’ option to purchase additional shares is not exercised, based upon beneficial ownership as of October 31, 2009, our current directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately     % of our outstanding Class B common stock, representing approximately     % of the voting power of our outstanding capital stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant influence over our management and policies for the foreseeable future. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our Class A common stock. In addition, these stockholders, some of which have representatives sitting on our board of directors, could use their voting control to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board of director proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions. See “Description of Capital Stock – Anti-Takeover Provisions.”

     Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Upon completion of this offering, we will have outstanding           shares of our common stock, assuming no exercise of outstanding options after          , 2010. The shares sold in this offering will be immediately tradable without restriction. Of the remaining shares:

•	shares will be eligible for sale immediately upon completion of this offering;

•	shares will be eligible for sale beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of lock-up and/or market standoff agreements, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 promulgated under the Securities Act of 1933, as amended, or the Securities Act.

The lock-up and market standoff agreements expire 180 days after the date of this prospectus, except that with respect to the lock-up agreements the 180-day period may be extended for up to 34 additional days under specified circumstances where we announce or pre-announce earnings or a material event occurs within 17 days prior to, or 16 days after, the termination of the 180-day period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Immediately following this offering, the holders of approximately           shares of our Class B common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock – Registration Rights.” If we register the resale of their shares following the expiration of the lock-up and market standoff agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rules 144 and 701.

After the closing of this offering, we intend to register approximately           shares of our Class A and Class B common stock that have been issued or reserved for future issuance under our stock incentive plans. Of these shares,           shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up and market standoff agreements. In addition, the shares subject to an outstanding warrant to purchase 283,786 shares of our Class B common stock could be eligible for sale immediately upon completion of this offering, depending upon the manner in which it is exercised. Assuming our other outstanding warrant vests, up to an additional 4,283,456 shares will be eligible for sale after the expiration of lock-up and/or standoff agreements.

Sales of substantial amounts of our Class A common stock in the public market following this offering, or even the perception that these sales could occur, could cause the trading price of our Class A common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A and Class B common stock following this offering, new investors will incur immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you

purchase shares of our Class A common stock in this offering, you will experience immediate dilution of approximately $      per share, the difference between the price per share you pay for our Class A common stock and its pro forma as adjusted net tangible book value per share following the offering. See “Dilution.” Furthermore, investors purchasing shares of our Class A common stock in this offering will only own approximately     % of our outstanding shares of Class A and Class B (and have     % of the combined voting power of the outstanding shares of our Class A and Class B common stock) after the offering even though they will have contributed     % of the total consideration received by us in connection with our sale of shares of our capital stock. To the extent outstanding options to purchase our Class B common stock are exercised, investors purchasing our Class A common stock in this offering will experience further dilution.

     We will have broad discretion in the use of the net proceeds from this offering.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. In addition, a majority of the offering is comprised of shares of our Class A common stock being sold by the selling stockholders, and we will not receive any proceeds from the sale of those shares.

     Our charter documents and Delaware law could discourage, delay or prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our restated certificate of incorporation and our restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions. These provisions, among other things:

•	provide our Class B common stock with disproportionate voting rights (see “– Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions” above);

•	provide for non-cumulative voting in the election of directors;

•	provide for a classified board of directors;

•	authorize our board of directors, without stockholder approval, to issue preferred stock with terms determined by our board of directors and to issue additional shares of our Class A and Class B common stock;

•	limit the voting power a holder, or group of affiliated holders, of more than 25% of our common stock to 14.9%;

•	provide that only our board of directors may set the number of directors constituting our board of directors or fill vacant directorships;

•	prohibit stockholder action by written consent and limit who may call a special meeting of stockholders; and

•	require advance notification of stockholder nominations for election to our board of directors and of stockholder proposals.

These and other provisions in our restated certificate of incorporation and our restated bylaws, as well as provisions under Delaware law, could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our Class A common stock and result in the trading price of our Class A common stock being lower than it otherwise would be. See

“Description of Capital Stock – Preferred Stock” and “Description of Capital Stock – Anti-Takeover Provisions.”

     If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the trading price of our Class A common stock could decline.

We expect that the trading price for our Class A common stock will be affected by any research or reports that securities analysts publish about us or our business. If one or more of the analysts who may elect to cover us or our business downgrade their evaluations of our Class A common stock, the price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

     We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock. The revolving line of credit we maintain with Columbus Bank and Trust Company prohibits the payment of any dividends without its prior written consent. In addition, the capital requirements imposed under the BHC Act, as well as other federal laws applicable to banks and bank holding companies, would limit our ability to pay dividends. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you will likely receive a return on your investment in our Class A common stock only if the market price of our Class A common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements. We may, in some cases, use words, such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include, among other things, statements about:

•	our expectations regarding our revenues, expenses, effective tax rates and other results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our liquidity and working capital requirements;

•	our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

•	our spending of the net proceeds from this offering;

•	the impact of seasonality on our business;

•	the growth rates of the markets in which we compete;

•	our anticipated strategies for growth and sources of new revenues;

•	maintaining and expanding our customer base and our relationships with retail distributors and network acceptance members;

•	our ability to anticipate market needs and develop new and enhanced products and services to meet those needs;

•	our current and future products, applications and functionality and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the evolution of technology affecting our products, services and markets;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	management compensation and the methodology for its determination;

•	our ability to find future acquisition opportunities on favorable terms or at all and to manage any acquisitions;

•	our ability to complete our pending bank acquisition and our expectations regarding the benefits of doing so;

•	our efforts to make our business more vertically integrated;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our Class A Common Stock and the impact of securities analysts’ reports on these prices.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus under the caption “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

This prospectus also contains estimates and other statistical data, including those relating to market size, transaction volumes, demographic groups and growth rates of the markets in which we participate, that we have obtained from industry publications and reports. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the           shares of our Class A common stock that we are selling in this offering of approximately $      million, based on an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ option to purchase additional shares in this offering is exercised in full, based on the same assumptions, we estimate that our net proceeds will be approximately $      million. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of our selling shares in this offering are to obtain additional capital, to create a public market for our Class A common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds of this offering for general corporate purposes, including working capital and potential capital expenditures. We do not have more specific plans for the net proceeds from this offering. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary businesses, products, services, technologies or assets.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our Class A common stock in the foreseeable future. The revolving line of credit we maintain with Columbus Bank and Trust Company prohibits the payment of any dividends without its prior written consent. In addition, should we complete our proposed acquisition of a bank holding company and its subsidiary commercial bank, as a bank holding company, the Federal Reserve Board’s risk-based and leverage capital requirements, as well as other federal laws applicable to banks and bank holding companies, could limit our ability to pay dividends. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Class A common stock, if permissible, will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash, cash equivalents and restricted cash and capitalization as of October 31, 2009 on:

•	an actual basis;

•	a pro forma basis to give effect to (i) the conversion of all shares of our common stock outstanding as of October 31, 2009 into 12,075,938 shares of our Class B common stock and (ii) the automatic conversion of all outstanding shares of our preferred stock into 24,941,521 shares of our Class B common stock immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give further effect to (i) the conversion by the selling stockholders of shares of our Class B common stock into a like number of shares of our Class A common stock immediately prior to the completion of this offering and (ii) the sale by us of the shares of our Class A common stock offered by us in this prospectus at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and the sale by the selling stockholders of the shares of our Class A common stock offered by them in this prospectus.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	October 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(In thousands)

Cash, cash equivalents and restricted cash(2)	$58,623	$58,623	$

Long-term debt	$—	$—		$—

Stockholders’ equity:
Convertible preferred stock, $0.001 par value: 25,554,000 shares authorized, 24,941,521 shares issued and outstanding; shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	31,322	—		—
Common stock, $0.001 par value: 50,000,000 shares authorized, 12,075,938 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	12	—		—
Class B common stock, $0.001 par value: ten votes per share, no shares authorized, issued or outstanding, actual; shares authorized, 37,017,459 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	37
Class A common stock, $0.001 par value: one vote per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	3,822	35,119
Related party notes receivable(3)	(5,869)	(5,869)		(5,869)
Retained earnings	24,167	24,167		24,167

Total stockholders’ equity	53,454	53,454

Total capitalization	$53,454	$53,454	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares of our Class A common stock in this offering is exercised in full, the amount of pro forma as adjusted cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $ and we would have shares of Class A common stock issued and outstanding and shares of Class B common stock issued and outstanding.

(2)	Includes $15.4 million of restricted cash. We maintain restricted deposits in bank accounts to support our line of credit.

(3)	All related party notes receivable were repaid in full in November 2009.

In the table above, the number of shares outstanding as of October 31, 2009 does not include:

•	4,963,547 shares of our Class B common stock issuable upon the exercise of stock options outstanding as of October 31, 2009 with a weighted average exercise price of $4.25 per share (including shares of our Class A common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested stock options with a weighted average exercise price of $ per share);

•	1,392,250 shares of our Class B common stock issuable upon the exercise of stock options granted after October 31, 2009 with a weighted average exercise price of $20.48 per share;

•	259,584 shares of our Class B common stock granted as restricted stock awards after October 31, 2009;

•	4,567,242 shares of our Class B common stock issuable upon the exercise of warrants outstanding as of October 31, 2009 with a weighted average exercise price of $22.31 per share, including a warrant to purchase up to 4,283,456 shares that is exercisable only upon the achievement of performance goals specified in our arrangement with PayPal, Inc.; and

•	shares of our Class A common stock reserved for issuance under our 2010 Equity Incentive Plan, which will become effective on the first day that our Class A common stock is publicly traded, as more fully described in “Executive Compensation – Employee Benefit Plans – 2010 Equity Incentive Plan.”

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price of our Class A common stock and the pro forma as adjusted net tangible book value of our Class A and Class B common stock after giving effect to this offering. As of October 31, 2009, our pro forma net tangible book value, before giving effect to this offering, was approximately $     , or $      per share, based upon           shares outstanding as of that date, including shares acquired through option exercises in order to be sold in this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our Class A and Class B common stock, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our Class B common stock.

After giving effect to the sale by us of the           shares of our Class A common stock offered by us in this prospectus at an assumed initial public offering price of $      per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma as adjusted net tangible book value as of October 31, 2009 would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of our Class A common stock at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share of our Class A common stock		$
Pro forma net tangible book value per share as of October 31, 2009	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share as of October 31, 2009 after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $ would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution in pro forma as adjusted net tangible book value to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares of our Class A common stock in this offering, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $      per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $      per share.

The following table summarizes on the pro forma as adjusted basis described above, the difference between our existing stockholders and the purchasers of shares of our Class A common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us, based on an assumed initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions:

					Average
	Shares Purchased		Total Consideration		Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders(1)		%	$	%	$0.93
New investors

Total		100.0%		100.0%

(1)	Includes shares purchased by the selling stockholders, including shares acquired through option exercises in order to sell the shares in this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The above discussion and tables assume no exercise of our stock options or warrants outstanding as of October 31, 2009, consisting of 4,963,547 shares of our Class B common stock issuable upon the exercise of stock options with a weighted average exercise price of approximately $4.25 per share, and 4,567,242 shares of our Class B common stock issuable upon the exercise of warrants with a weighted average exercise price of approximately $22.31 per share. If all of these options and warrants were exercised, then:

•	there would be an additional $ per share of dilution to new investors;

•	our existing stockholders, including the holders of these options and warrants, would own % and our new investors would own % of the total number of shares of our Class A and Class B common stock outstanding upon the completion of this offering; and

•	our existing stockholders, including the holders of these options and warrants, would have paid % of total consideration, at an average price per share of $ , and our new investors would have paid % of total consideration.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial data for our business. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

We derived the statement of operations data for the years ended July 31, 2007, 2008 and 2009 and the balance sheet data as of July 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of July 31, 2007 from our audited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the years ended July 31, 2005 and 2006 and the balance sheet data as of July 31, 2005 and 2006 from our unaudited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the three months ended October 31, 2008 and 2009 and the balance sheet data as of October 31, 2009 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, these unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement as to results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period.

The pro forma per share data give effect to the conversion of all currently outstanding shares of our convertible preferred stock into shares of our Class B common stock upon the closing of this offering, as though the conversion had occurred at the beginning of the indicated fiscal period. For further information concerning the calculation of pro forma per share information, please refer to note 2 and note 12 of our notes to consolidated financial statements.

						Three Months Ended
	Year Ended July 31,					October 31,
	2005	2006	2007	2008	2009	2008	2009
	(Unaudited)					(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating revenues:
Card revenues	$21,771	$36,359	$45,717	$91,233	$119,356	$27,635	$30,532
Cash transfer revenues	12,064	20,616	25,419	45,310	62,396	14,556	17,807
Interchange revenues	5,705	9,975	12,488	31,583	53,064	10,418	17,926

Total operating revenues	39,540	66,951	83,624	168,126	234,816	52,609	66,265
Operating expenses:
Sales and marketing expenses	19,148	28,660	38,838	69,577	75,786	20,538	18,165
Compensation and benefits expenses(1)	11,584	18,499	20,610	28,303	40,096	9,191	12,067
Processing expenses	6,990	8,547	9,809	21,944	32,320	7,297	10,053
Other general and administrative expenses	6,521	10,077	13,212	19,124	22,944	5,747	8,103

Total operating expenses	44,243	65,783	82,469	138,948	171,146	42,773	48,388

Operating income	(4,703)	1,168	1,155	29,178	63,670	9,836	17,877
Interest income	300	301	771	665	396	210	60
Interest expense	(474)	(823)	(625)	(247)	(1)	—	—

Income before income taxes	(4,877)	645	1,301	29,596	64,065	10,046	17,937
Income tax expense (benefit)	—	111	(3,346)	12,261	26,902	4,219	7,533

Net income	(4,877)	535	4,647	17,335	37,163	5,827	10,404
Dividends, accretion and allocated earnings of preferred stock	—	(367)	(5,157)	(13,650)	(29,000)	(4,409)	(7,013)

Net income (loss) allocated to common stockholders	$(4,877)	$168	$(510)	$3,685	$8,163	$1,418	$3,391

Earnings (loss) per common share:
Basic	$(0.48)	$0.02	$(0.05)	$0.34	$0.68	$0.12	$0.28
Diluted	$(0.48)	$0.01	$(0.05)	$0.26	$0.52	$0.09	$0.22
Weighted-average common shares issued and outstanding	10,228	10,873	11,100	10,757	12,036	12,026	12,060
Weighted-average diluted common shares issued and outstanding	10,228	13,194	11,100	14,154	15,712	16,034	15,318
Pro forma earnings per common share (unaudited):
Basic					$1.00		$0.28
Diluted					$0.91		$0.26
Pro forma weighted-average shares issued and outstanding (unaudited):
Basic					36,978		37,002
Diluted					40,654		40,260
Other Data:
Adjusted EBITDA(2)	$(3,492)	$3,214	$4,835	$34,825	$70,731	$11,567	$19,885

						As of
	As of July 31,					October 31,
	2005	2006	2007	2008	2009	2009
	(Unaudited)					(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash(3)	$15,619	$16,670	$14,991	$41,613	$41,931	$58,623
Settlement assets(4)	8,590	12,868	15,412	17,445	35,570	52,813
Total assets	30,436	42,626	56,441	97,246	123,269	161,628
Settlement obligations(4)	7,355	8,933	12,916	17,445	35,570	52,813
Long-term debt	6,769	5,030	2,446	—	—	—
Total liabilities	25,271	37,004	45,237	65,962	81,031	108,174
Redeemable convertible preferred stock	—	—	22,336	26,816	—	—
Total stockholders’ equity (deficit)	5,165	5,623	(11,130)	4,468	42,238	53,454

(1)	Includes stock-based compensation expense of $0, $0, $156,000, $1.2 million and $2.5 million for the years ended July 31, 2005, 2006, 2007, 2008 and 2009, respectively, and $586,000 and $712,000 for the three months ended October 31, 2008 and 2009, respectively.

(2)	We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income plus net interest expense (income), income tax expense (benefit), depreciation and amortization, and stock-based compensation expense and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as interest expense, income tax expense, depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing structure and accounting policies, the book value of their assets, their capital structures and the method by which their assets were acquired;

•	securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

•	we adopted a new accounting standard for stock-based compensation effective August 1, 2006 and recorded stock-based compensation expense of approximately $156,000, $1.2 million and $2.5 million for the years ended July 31, 2007, 2008 and 2009, respectively, and $586,000 and $712,000 for the three months ended October 31, 2008 and 2009, respectively. Prior to August 1, 2006, we accounted for stock-based compensation using the intrinsic value method under previously issued guidance, which resulted in zero stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment, changes in the fair market value of our common stock (which is influenced by external factors like the volatility of public markets) and the financial performance of our peers, and is not a key measure of our operations.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures or other contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or interest income;

•	Adjusted EBITDA does not reflect cash requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of Adjusted EBITDA (unaudited) to net income, the most comparable GAAP measure, for each of the periods indicated.

						Three Months
	Year Ended July 31,					Ended October 31,
	2005	2006	2007	2008	2009	2008	2009
	(In thousands)

Reconciliation of Adjusted EBITDA to Net Income
Net income	$(4,877)	$535	$4,647	$17,335	$37,163	$5,827	$10,404
Interest expense (income), net	174	522	(146)	(418)	(395)	(210)	(60)
Income tax expense (benefit)	—	111	(3,346)	12,261	26,902	4,219	7,533
Depreciation and amortization	1,211	2,046	3,524	4,407	4,593	1,145	1,296
Stock-based compensation expense	—	—	156	1,240	2,468	586	712

Adjusted EBITDA	$(3,492)	$3,214	$4,835	$34,825	$70,731	$11,567	$19,885

(3)	Includes $6,025, $2,025, $2,285, $2,328, $15,367 and $15,381 of restricted cash at July 31, 2005, 2006, 2007, 2008, 2009 and October 31, 2009, respectively.

(4)	Our retail distributors collect customer funds for purchases of new cards and reloads and then remit these funds directly to bank accounts established on behalf of those customers by the banks that issue our cards. Our retail distributors’ remittance of these funds takes an average of three business days. Settlement assets represent the amounts due from our retail distributors for customer funds collected at the point of sale that have not yet been remitted to the card issuing banks. Settlement obligations represent the amounts that are due from us to the card issuing banks for funds collected but not yet remitted by our retail distributors and are not funded by our line of credit. We have no control over or access to customer funds remitted by our retail distributors to the card issuing banks. Customer funds therefore are not our assets, and we do not recognize them in our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Green Dot is a leading prepaid financial services company providing simple, low-cost and convenient money management solutions to a broad base of U.S. consumers. We believe that we are the leading provider of general purpose reloadable prepaid debit cards in the United States and that our Green Dot Network is the leading prepaid reload network in the United States. We sell our cards and offer our reload services nationwide at approximately 50,000 major retail stores, which provide consumers convenient access to our products and services.

We were founded in October 1999 to distribute and service GPR cards. In 2001, we sold our first such card at a Rite Aid store in Virginia. Between 2001 and 2004, we concentrated on increasing our distribution capacity and established distribution agreements with CVS, The Pantry Stores (Kangaroo Express) and Radio Shack, among others. In 2004, we launched the Green Dot Network, which allowed our cardholders to reload funds onto their cards at any of our retail distributors’ locations regardless of where their cards were initially purchased. For example, this allowed our cards purchased at Rite Aid stores to be reloaded at CVS stores. We also began to market the Green Dot Network to providers of third-party prepaid card programs, which enabled their cardholders to reload funds onto their cards through our Green Dot Network. In 2005, we continued to expand our distribution capacity by establishing a distribution relationship with Walgreens. In May 2007, we began marketing and distributing Green Dot-branded cards over the Internet and through our website.

In October 2006, we entered into agreements with Walmart and GE Money Bank to manage a co-branded GPR card program for Walmart and to provide reload network services at Walmart stores through our Green Dot Network. After an extensive product design and pilot period, we launched the Walmart MoneyCard program in approximately 2,500, or 70%, of Walmart’s U.S. stores in July 2007. In October 2007, we launched a Visa-branded non-reloadable gift card program at most of these stores. By October 31, 2009, we offered the Walmart MoneyCard in more than 3,600, or 97%, of Walmart’s U.S. stores. Since its inception, the Walmart MoneyCard program has been highly successful, contributing significantly to the increase in our total operating revenues. To enhance the value proposition to cardholders, in February 2009, significant pricing changes were made to the Walmart MoneyCard program. The new card fee, monthly maintenance fee and point-of-sale, or POS, swipe reload fee for Walmart MoneyCards at Walmart stores were each lowered to $3.00 from $8.94, $4.94 and $4.64, respectively. Our revenues from Walmart have increased significantly in response to these pricing changes, as substantial increases in volumes more than offset the revenue impact of the lower fees.

In July 2009, we re-launched our core Green Dot-branded GPR card with new packaging, features and pricing. Our innovative new package contains a temporary prepaid card, for the first time visible to the consumer through the packaging, that can be used immediately upon activation. New card features include free online bill payment services and a fee-free ATM network with approximately 17,000 participating ATMs. We reduced the new card fee from $9.95 to $4.95. We raised the monthly maintenance fee from $4.95 to $5.95, and at the same time instituted maintenance fee waivers for months in which cardholders either load $1,000 or more onto their cards or make at least 30 purchase transactions in order to encourage increased card usage and cardholder retention. The re-launch of the Green Dot-branded GPR card generated significant increases in volume that more than offset the revenue impact of the lower new card fees.

In September 2009, we further expanded our distribution capacity by entering into a distribution agreement with 7-Eleven. In September 2009, PayPal became a new acceptance member in the Green Dot Network, allowing PayPal account holders to add funds to their accounts using our MoneyPak product. These funds can be used immediately by account holders unlike funds loaded to PayPal accounts from a bank account, which may not be available for several days. In October 2009, we further expanded our distribution capacity by entering into a joint marketing and referral agreement with Intuit Inc. In January 2010, Intuit integrated into its TurboTax software an option that allows its customers to receive their tax refunds via direct deposit to a Green Dot co-branded GPR card called a TurboTax Refund Card.

Key Business Metrics

We designed our business model to provide low-cost, easy-to-use financial products and services to a large number of customers through retail store and online distribution. We review a number of metrics to help us monitor the performance of, and identify trends affecting, our business. We believe the following measures are the primary indicators of our quarterly and annual performance.

Number of GPR Cards Activated – represents the total number of GPR cards sold through our retail and online distribution channels that are activated (and, in the case of our online channel, also funded) by cardholders in a specified period. We activated 894,000, 2.2 million and 3.1 million GPR cards in fiscal 2007, 2008 and 2009, respectively, and 567,000 and 1.1 million GPR cards in the three months ended October 31, 2008 and 2009, respectively.

Number of Cash Transfers – represents the total number of MoneyPak and POS swipe reload transactions that we sell through our retail distributors in a specified period. We sold 5.0 million, 9.2 million and 14.1 million MoneyPak and POS swipe reload transactions in fiscal 2007, 2008 and 2009, respectively, and 3.0 million and 4.8 million MoneyPak and POS swipe reload transactions in the three months ended October 31, 2008 and 2009, respectively.

Number of Active Cards – represents the total number of GPR cards in our portfolio that have had a purchase, reload or ATM withdrawal transaction during the previous 90-day period. We had 625,000, 1.3 million and 2.1 million active cards outstanding as of July 31, 2007, 2008 and 2009, respectively, and 1.3 million and 2.4 million active cards outstanding as of October 31, 2008 and 2009, respectively.

Gross Dollar Volume – represents the total dollar volume of funds loaded to our GPR card and MoneyPak products. Our gross dollar volume was $1.1 billion, $2.8 billion and $4.7 billion in fiscal 2007, 2008 and 2009, respectively, and $1.0 billion and $1.6 billion in the three months ended October 31, 2008 and 2009, respectively.

Key components of our results of operations

Operating Revenues

We classify our operating revenues into the following three categories:

Card Revenues.  Card revenues consist of new card fees, monthly maintenance fees, ATM fees and other revenues. We charge new card fees when a consumer purchases a GPR or gift card in a retail store. We charge maintenance fees on GPR cards to cardholders on a monthly basis pursuant to the terms and conditions in our cardholder agreements. We charge ATM fees to cardholders when they withdraw money or conduct other transactions at certain ATMs in accordance with the terms and conditions in our cardholder agreements. Other revenues consist primarily of fees associated with optional products or services, which we generally offer to consumers during the card activation process. Optional products and services that generate other revenues include providing a second card for an account, expediting delivery of the personalized GPR card that replaces the temporary card obtained at the retail store and upgrading a cardholder account to one of our premium programs – the VIP program or Premier Card program – which provide benefits for our more active cardholders. Historically, our card revenues have also included customer service fees that we charged in accordance with the terms and conditions of our cardholder agreements.

Our aggregate new card fee revenues vary based upon the number of GPR cards activated and the average new card fee. The average new card fee depends primarily upon the mix of products that we sell since there are variations in new card fees among Green Dot-branded and co-branded products and between GPR cards and general purpose gift cards. Our aggregate monthly maintenance fee revenues vary primarily based upon the number of cards in our portfolio and the average fee assessed per account. Our average monthly maintenance fee per active account depends upon the mix of Green Dot-branded and co-branded cards in our portfolio and upon the extent to which fees are waived based on significant usage. Our aggregate ATM fee revenues vary based upon the number of cardholder ATM transactions and the average fee per ATM transaction. The average fee per ATM transaction depends upon the mix of Green Dot-branded and co-branded active cards in our portfolio and the extent to which cardholders enroll in our VIP program, which has no ATM fees, or make ATM transactions on our fee-free ATM network.

Cash Transfer Revenues.  We earn cash transfer revenues when consumers purchase and use a MoneyPak or fund their cards through a POS swipe reload transaction in a retail store. Our aggregate cash transfer revenues vary based upon the total number of MoneyPak and POS swipe reload transactions and the average price per MoneyPak or POS swipe reload transaction. The average price per MoneyPak or POS swipe reload transaction depends upon the relative numbers of cash transfer sales at our different retail distributors and on the mix of MoneyPak and POS swipe reload transactions at certain retailers that have different fees for the two types of reload transactions.

Interchange Revenues.  We earn interchange revenues from fees remitted by the merchant’s bank, which are based on rates established by Visa and MasterCard, when cardholders make purchase transactions using our cards. Our aggregate interchange revenues vary based primarily on the number of active cards in our portfolio and on the mix of cardholder purchases between those using signature identification technologies and those using personal identification numbers.

Operating Expenses

We classify our operating expenses into the following four categories:

Sales and Marketing Expenses.  Sales and marketing expenses consist primarily of the sales commissions we pay to our retail distributors for sales of our GPR and gift cards and reload services in their stores, advertising and marketing expenses, the costs of manufacturing and distributing to our retail distributors card packages, placards and promotional materials and the costs associated with providing personalized GPR cards to consumers who have activated their cards. We generally establish sales commission percentages in long-term distribution agreements with our retail distributors, and aggregate sales commissions are determined by the number of prepaid cards and cash transfers sold at their respective retail stores. We incur advertising and marketing expenses for television and online advertisements of our products and through retailer-based print promotions and in-store displays. Advertising and marketing expenses are recognized as incurred and typically deliver a benefit over an extended period of time. For this reason, these expenses do not always track changes in revenues. Our manufacturing and distribution costs vary primarily based on the number of GPR cards activated.

Compensation and Benefits Expenses.  Compensation and benefits expenses represent the compensation and benefits that we provide to our employees and the payments we make to third-party contractors. While we have an in-house customer service organization, we employ third-party contractors to conduct all call center operations, handle routine customer service inquiries and provide temporary support in the area of IT operations and elsewhere. Compensation and benefits expenses associated with our customer service and loss management functions generally vary in line with the size of our active card portfolio, while the expenses associated with other functions do not.

Processing Expenses.  Processing expenses consist primarily of the fees charged to us by the banks that issue our prepaid cards, the third-party card processor that maintains the records of our customers’ accounts and processes transaction authorizations and postings for us, and MasterCard and Visa, which process transactions for us through their respective payment networks. These costs generally vary based on the total number of active cards in our portfolio.

Other General and Administrative Expenses.  Other general and administrative expenses consist primarily of professional service fees, telephone and communication costs, depreciation and amortization of our property and equipment, losses from unrecovered customer purchase transaction overdrafts and fraud, rent and utilities, and insurance. We incur telephone and communication costs primarily from customers contacting us through our toll-free telephone numbers. These costs vary with the total number of active cards in our portfolio as do losses from unrecovered customer purchase transaction overdrafts and fraud. Costs associated with professional services, depreciation and amortization of our property and equipment and rent and utilities vary based upon our investment in infrastructure, risk management and internal controls and are generally not correlated with our operating revenues or other transaction metrics.

Income Tax Expense

Our income tax expense consists of the federal and state corporate income taxes accrued on income resulting from the sale of our products and services. Since the majority of our operations are based in California, most of our state taxes are paid to that state.

Comparison of Three Months Ended October 31, 2008 and 2009 (unaudited)

Operating Revenues

The following table presents the breakdown of operating revenues among card, cash transfer and interchange revenues:

	Three Months Ended October 31,
	2008		2009
		Percentage of Total		Percentage of Total
	Amount	Operating Revenues	Amount	Operating Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$27,635	52.5%	$30,532	46.1%
Cash transfer revenues	14,556	27.7	17,807	26.9
Interchange revenues	10,418	19.8	17,926	27.0

Total operating revenues	$52,609	100.0%	$66,265	100.0%

Card Revenues.  Our card revenues totaled $30.5 million in the three months ended October 31, 2009, an increase of $2.9 million, or 10%, from the comparable period in fiscal 2008. This increase was primarily due to period-over-period growth of 97% in the number of GPR cards activated and 79% in the number of active cards in our portfolio, largely offset by the February 2009 reduction in new card and monthly maintenance fees for the Walmart MoneyCard and the July 2009 reduction in the new card fee for Green Dot-branded cards. These fee reductions also contributed to the decline in card revenues as a percentage of total operating revenues. We expect our card revenues will continue to increase in absolute dollars as the number of our cards grows, but we do not expect them to shift significantly as a percentage of our total operating revenues from the percentage for the three months ended October 31, 2009.

Cash Transfer Revenues.  Our cash transfer revenues totaled $17.8 million in the three months ended October 31, 2009, an increase of $3.3 million, or 22%, from the comparable period in fiscal 2008. This increase was primarily due to period-over-period growth of 61% in the number of cash transfers sold, partially offset by a shift in our retail distributor mix toward Walmart, which generally has lower fees than our other retail distributors and significantly reduced the POS swipe reload fee in February 2009. We expect our cash transfer revenues will continue to increase in absolute dollars in because of the recent increase in the number of GPR cards activated and the addition of PayPal as a network acceptance member, but we do not expect them to shift significantly as a percentage of total operating revenues from the percentage for the three months ended October 31, 2009.

Interchange Revenues.  Our interchange revenues totaled $17.9 million in the three months ended October 31, 2009, an increase of $7.5 million, or 72%, from the comparable period in fiscal 2008. This increase was primarily due to period-over-period growth of 79% in the number of active cards in our portfolio. We expect our interchange revenues will continue to increase in absolute dollars, but we do not expect them to shift significantly as a percentage of total operating revenues from the percentage for the three months ended October 31, 2009.

Operating Expenses

The following table presents the breakdown of operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Three Months Ended October 31,
	2008		2009
		Percentage of Total		Percentage of Total
	Amount	Operating Revenues	Amount	Operating Revenues
		(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$20,538	39.0%	$18,165	27.4%
Compensation and benefits expenses	9,191	17.5	12,067	18.2
Processing expenses	7,297	13.9	10,053	15.2
Other general and administrative expenses	5,747	10.9	8,103	12.2

Total operating expenses	$42,773	81.3%	$48,388	73.0%

Sales and Marketing Expenses.  Our sales and marketing expenses were $18.2 million in the three months ended October 31, 2009, a decrease of $2.4 million, or 12%, from the comparable period in fiscal 2008. This decrease was primarily the result of a $4.4 million decline in advertising and marketing expenses. During the 2009 comparison period, we did no television advertising and deployed fewer new in-store displays. The decrease in sales and marketing expenses was also the result of a $0.4 million, or 4%, decline in the sales commissions we paid to our retail distributors and brokers because of reductions in the commission percentages we paid to our retail distributors, most significantly Walmart. These declines were partially offset by a $2.4 million increase in the manufacturing and distribution costs of card packaging, placards and promotional materials due to increased numbers of GPR cards and MoneyPaks sold. We expect our sales and marketing expenses as a percentage of our total operating revenues to increase significantly in the year ending December 31, 2010 from the percentage in the three months ended October 31, 2009 as we strategically engage in television advertising, which we recommenced in January 2010, and as the contractual sales commission percentage that we are obligated to pay to Walmart increases substantially in May 2010 to a level approximating where it was before mid-February 2009.

Compensation and Benefits Expenses.  Our compensation and benefits expenses were $12.1 million in the three months ended October 31, 2009, an increase of $2.9 million, or 31%, from the comparable period in fiscal 2008. This increase was primarily the result of a $2.1 million increase in third-party contractor expenses as the number of active cards in our portfolio and associated call volumes grew from the three months ended October 31, 2008 to the comparable period in fiscal 2009. This increase was also the result of a $0.8 million increase in employee compensation and benefits, including a $0.1 million increase in stock-based compensation, as our headcount grew from 241 as of October 31, 2008 to 256 as of October 31, 2009. We expect our compensation and benefits expenses to increase as we continue to add personnel and incur additional third-party contractor expenses to support expanding operations and as we assume the reporting requirements and compliance obligations of a public company. However, we expect these expenses to decline as a percentage of our total operating revenues from the percentage in the three months ended October 31, 2009 since aggregate compensation and benefits should grow more slowly than total operating revenues as we scale our business.

Processing Expenses.  Our processing expenses were $10.1 million in the three months ended October 31, 2009, an increase of $2.8 million, or 38%, from the comparable period in fiscal 2008. This increase was primarily the result of period-over-period growth of 79% in the number of active cards in our portfolio, partially offset by lower fees charged to us under agreements with one of the banks that issue our cards and our third-party card processor that became effective in November 2008 and by more efficient use of our card processor through the purging of inactive accounts and a more effective use of analysis and reporting tools. We expect our processing expenses to increase in absolute dollars but to decline slowly as a percentage of our total operating revenues from the percentage in the three months ended October 31, 2009 as our contracts with our third-party providers generally contain tiered-pricing structures under which an increasing number of transactions and cards result in lower per-transaction costs.

Other General and Administrative Expenses.  Our other general and administrative expenses were $8.1 million in the three months ended October 31, 2009, an increase of $2.4 million, or 41%, from the comparable period in fiscal 2008. This increase was primarily the result of a $1.6 million increase in professional service fees due to our potential bank acquisition and other corporate development initiatives and a $0.6 million increase in telephone and communication expenses due to increased use of our call center and our interactive voice response system, or IVR, as the number of active cards in our portfolio increased. We expect these expenses to increase in absolute dollars as we incur additional costs related to the growth of our business and as we assume the reporting requirements and compliance obligations of a public company. However, we expect these expenses to decline as a percentage of our total operating revenues from the percentage in the three months ended October 31, 2009 as we benefit from past significant investments that we have made and from the potential acquisition of a bank.

Income Tax Expense

The following table presents the breakdown of our effective tax rate among federal, state and other:

	Three Months Ended October 31,
	2008	2009

U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	6.1	6.0
Other	0.9	1.0

Income tax expense	42.0%	42.0%

Our income tax expense increased by $3.3 million to $7.5 million in the three months ended October 31, 2009, but there was no change in the effective tax rate. We expect our effective tax rate to decline over the next two years as changes in California tax law result in less of our income before income taxes being allocated to the state of California.

Comparison of Fiscal 2008 and 2009

Operating Revenues

The following table presents the breakdown of operating revenues among card, cash transfer and interchange revenues:

	Year Ended July 31,
	2008		2009
		Percentage of Total		Percentage of Total
	Amount	Operating Revenues	Amount	Operating Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$91,233	54.3%	$119,356	50.8%
Cash transfer revenues	45,310	26.9	62,396	26.6
Interchange revenues	31,583	18.8	53,064	22.6

Total operating revenues	$168,126	100.0%	$234,816	100.0%

Card Revenues.  Our card revenues totaled $119.4 million in fiscal 2009, an increase of $28.1 million, or 31%, from fiscal 2008. This increase was primarily due to year-over-year growth of 43% in the number of GPR cards activated and 62% in the number of active cards in our portfolio, partially offset by the February 2009 reduction in new card and monthly maintenance fees for the Walmart MoneyCard. This reduction in fees also contributed to the decline in card revenues as a percentage of total operating revenues.

Cash Transfer Revenues.  Our cash transfer revenues totaled $62.4 million in fiscal 2009, an increase of $17.1 million, or 38%, from fiscal 2008. This increase was primarily due to year-over-year growth of 54% in the number of cash transfers, partially offset by a shift in our retail distributor mix toward Walmart, which generally has lower fees than our other retail distributors and significantly reduced the POS swipe reload fee in February 2009.

Interchange Revenues.  Our interchange revenues totaled $53.1 million in fiscal 2009, an increase of $21.5 million, or 68%, from fiscal 2008. This increase was primarily due to year-over-year growth of 62% in the number of active cards in our portfolio.

Operating Expenses

The following table presents the breakdown of operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Year Ended July 31,
	2008		2009
		Percentage of Total		Percentage of Total
	Amount	Operating Revenues	Amount	Operating Revenues
	(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$69,577	41.4%	$75,786	32.3%
Compensation and benefits expenses	28,303	16.8	40,096	17.1
Processing expenses	21,944	13.0	32,320	13.7
Other general and administrative expenses	19,124	11.4	22,944	9.8

Total operating expenses	$138,948	82.6%	$171,146	72.9%

Sales and Marketing Expenses.  Our sales and marketing expenses were $75.8 million in fiscal 2009, an increase of $6.2 million, or 9%, from fiscal 2008. This increase was primarily the result of a $10.1 million, or 25%, increase in the sales commissions we paid to our retail distributors and brokers.

Aggregate commissions increased because of increased sales, but the impact of these increased sales was offset in part by a reduction in pricing and commission rates at Walmart. The increase in sales and marketing expenses was also the result of a $2.7 million increase in the manufacturing and distribution costs of card packages, placards and promotional materials due to the re-launch of our Green Dot-branded products and increased numbers of GPR cards and MoneyPaks sold. These sales and marketing expense increases were partially offset by a $6.6 million decline in advertising and marketing expenses, principally as a result of our decision not to use television advertising during fiscal 2009.

Compensation and Benefits Expenses.  Our compensation and benefits expenses were $40.1 million in fiscal 2009, an increase of $11.8 million, or 42%, from fiscal 2008. This increase was primarily the result of a $9.0 million increase in employee compensation and benefits, including a $1.2 million increase in stock-based compensation, as our headcount grew from 209 at the end of fiscal 2008 to 248 at the end of fiscal 2009 and we hired several new members of management. Third-party contractor expenses also increased by $2.8 million as the number of active cards in our portfolio and associated call volumes grew from fiscal 2008 to fiscal 2009.

Processing Expenses.  Our processing expenses were $32.3 million in fiscal 2009, an increase of $10.4 million, or 47%, from fiscal 2008. This increase was primarily the result of year-over-year growth of 62% in the number of active cards in our portfolio. This growth was partially offset by lower fees charged to us under agreements with one of the banks that issue our cards and our third-party card processor that became effective in November 2008 and by more efficient use of our card processor.

Other General and Administrative Expenses.  Our other general and administrative expenses were $22.9 million in fiscal 2009, an increase of $3.8 million, or 20%, from fiscal 2008. This increase was primarily the result of a $1.6 million increase in telephone and communication expenses due to increased call volumes as the number of active cards in our portfolio increased and a $1.4 million increase in professional service fees primarily associated with corporate development initiatives. We also had increases of $0.4 million in rent due to additional office space that we leased to support our increased headcount and $0.4 million related to the write-off of abandoned internal-use software. These increases were partially offset by the reversal of a $0.5 million reserve that was accrued in fiscal 2008 for a potential litigation settlement.

Income Tax Expense

The following table presents the breakdown of our effective tax rate among federal, state and other:

	Year Ended July 31,
	2008	2009

U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	5.7	6.1
Other	0.7	0.9

Income tax expense	41.4%	42.0%

Our income tax expense increased by $14.6 million from fiscal 2008 to $26.9 million in fiscal 2009, an effective tax rate increase of 0.9% from 41.4% to 42.0%. This increase was primarily due to the utilization in fiscal 2008 of our remaining net operating loss carryforwards to reduce taxable income.

Comparison of Fiscal 2007 and 2008

Operating Revenues

The following table presents the breakdown of operating revenues among card, cash transfer and interchange revenues (in thousands, except percentages):

	Year Ended July 31,
	2007		2008
		Percentage of Total		Percentage of Total
	Amount	Operating Revenues	Amount	Operating Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$45,717	54.7%	$91,233	54.3%
Cash transfer revenues	25,419	30.4	45,310	26.9
Interchange revenues	12,488	14.9	31,583	18.8

Total operating revenues	$83,624	100.0%	$168,126	100.0%

Card Revenues.  Our card revenues totaled $91.2 million in fiscal 2008, an increase of $45.5 million, or 100%, from fiscal 2007. This increase was primarily due to year-over-year growth of 142% in the number of GPR cards activated and 103% in the number of active cards in our portfolio.

Cash Transfer Revenues.  Our cash transfer revenues totaled $45.3 million in fiscal 2008, an increase of $19.9 million, or 78%, from fiscal 2007. This increase was primarily due to year-over-year growth of 83% in the number of cash transfers.

Interchange Revenues.  Our interchange revenues totaled $31.6 million in fiscal 2008, an increase of $19.1 million, or 153%, from fiscal 2007. This increase was primarily due to year-over-year growth of 103% in the number of active cards in our portfolio.

Operating Expenses

The following table presents the breakdown of operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Year Ended July 31,
	2007		2008
		Percentage of Total		Percentage of Total
	Amount	Operating Revenues	Amount	Operating Revenues
	(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$38,838	46.5%	$69,577	41.4%
Compensation and benefits expenses	20,610	24.6	28,303	16.8
Processing expenses	9,809	11.7	21,944	13.0
Other general and administrative expenses	13,212	15.8	19,124	11.4

Total operating expenses	$82,469	98.6%	$138,948	82.6%

Sales and Marketing Expenses.  Our sales and marketing expenses were $69.6 million in fiscal 2008, an increase of $30.7 million, or 79%, from fiscal 2007. This increase was primarily the result of a $14.5 million, or 55%, increase in the sales commissions we paid to our retail distributors and brokers and a $9.8 million increase in the manufacturing and distribution costs of our card packaging, placards and promotional materials. Sales commissions and manufacturing and distribution costs increased principally due to increased sales of GPR cards and cash loading services. Advertising and marketing expenses also increased by $6.4 million from fiscal 2007 to fiscal 2008 as a result of significant television advertising in fiscal 2008.

Compensation and Benefits Expenses.  Our compensation and benefits expenses were $28.3 million in fiscal 2008, an increase of $7.7 million, or 37%, from fiscal 2007. This increase was primarily the result of a $4.3 million increase in employee compensation and benefits, including a $1.1 million increase in stock-based compensation, as our headcount increased from 160 at the end of fiscal 2007 to 209 at the end of fiscal 2008. Third-party contractor expenses also increased by $3.3 million from fiscal 2007 to fiscal 2008 as the number of active cards in our portfolio and associated call volumes grew from fiscal 2007 to fiscal 2008.

Processing Expenses.  Our processing expenses were $21.9 million in fiscal 2008, an increase of $12.1 million, or 124%, from fiscal 2007. This increase was primarily the result of year-over-year growth of 103% in the number of active cards in our portfolio.

Other General and Administrative Expenses.  Our other general and administrative expenses were $19.1 million in fiscal 2008, an increase of $5.9 million, or 45%, from fiscal 2007. This increase was primarily the result of a $1.6 million increase in professional services fees related, among other things, to an uncompleted financing transaction, a $1.1 million increase in telephone and communications expenses primarily related to growth in call center volumes and a $1.1 million increase in losses from fraud and purchase transaction overdrafts. Call center volumes and losses from fraud and purchase transaction overdrafts increased as the number of active cards in our portfolio increased. Additionally, depreciation and amortization of property and equipment increased by $0.9 million due to expansion of our infrastructure to support our growth, we accrued $0.5 million for a potential litigation settlement and we had a $0.3 million increase in repair and maintenance expenses.

Income Tax (Benefit) Expense

The following table presents the breakdown of our effective tax rate among federal, state and other:

	Year Ended July 31,
	2007	2008

U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	6.1	5.7
Change in valuation allowance	(288.9)	0.0
Other	(9.4)	0.7

Income tax (benefit) expense	(257.2)%	41.4%

In fiscal 2007, we had an income tax benefit of $3.3 million, and in fiscal 2008 we had an income tax expense of $12.3 million. The $15.6 million change was primarily due to federal and state net operating loss carryforwards of $2.8 million and $2.7 million, respectively, that were applied in 2007 to reduce taxable income along with a $3.8 million reduction in the valuation allowance associated with our deferred tax asset in fiscal 2007.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statement of income data for fiscal 2008 and 2009 and for the three months ended October 31, 2009, as well as the percentage of our total operating revenues that each line item represented. We have prepared our consolidated statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, except for certain consolidated statements of operations items related to income allocated to common stockholders and earnings per common share and, in the opinion of our management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	For the Three Months Ended
	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,
	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(Unaudited, in thousands)

Operating revenues:
Card revenues	$16,981	$21,166	$25,787	$27,299	$27,635	$28,983	$31,376	$31,362	$30,532
Cash transfer revenues	8,531	10,498	12,770	13,511	14,556	15,216	15,634	16,990	17,807
Interchange revenues	4,973	7,365	9,152	10,093	10,418	11,852	14,715	16,079	17,926

Total operating revenues	30,485	39,029	47,709	50,903	52,609	56,051	61,725	64,431	66,265
Operating expenses:
Sales and marketing expenses	15,437	17,456	18,331	18,353	20,538	21,437	17,840	15,971	18,165
Compensation and benefits expenses	6,333	6,552	7,518	7,900	9,191	9,266	9,782	11,857	12,067
Processing expenses	3,894	5,013	6,208	6,829	7,297	6,890	8,338	9,795	10,053
Other general and administrative expenses	4,069	4,276	4,838	5,941	5,747	5,532	5,408	6,257	8,103

Total operating expenses	29,733	33,297	36,895	39,023	42,773	43,125	41,368	43,880	48,388

Operating income	752	5,732	10,814	11,880	9,836	12,926	20,357	20,551	17,877
Interest income	145	135	168	217	210	62	43	81	60
Interest expense	(102)	(84)	(61)	—	—	(1)	—	—	—

Income before income taxes	795	5,783	10,921	12,097	10,046	12,987	20,400	20,632	17,937
Income tax expense	328	2,396	4,525	5,012	4,219	5,454	8,566	8,663	7,533

Net income	$467	$3,387	$6,396	$7,085	$5,827	$7,533	$11,834	$11,969	$10,404

	As a Percentage of Total Operating Revenues
	For the Three Months Ended
	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,	Jan. 31,	April 30,	July 31,	Oct. 31,
	2007	2008	2008	2008	2008	2009	2009	2009	2009

Operating revenues:
Card revenues	55.7%	54.2%	54.0%	53.7%	52.5%	51.8%	50.9%	48.6%	46.1%
Cash transfer revenues	28.0	26.9	26.8	26.5	27.7	27.1	25.3	26.4	26.9
Interchange revenues	16.3	18.9	19.2	19.8	19.8	21.1	23.8	25.0	27.0

Total operating revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Sales and marketing expenses	50.6	44.7	38.4	36.1	39.0	38.2	28.9	24.8	27.4
Compensation and benefits expenses	20.8	16.8	15.8	15.5	17.5	16.5	15.8	18.4	18.2
Processing expenses	12.8	12.8	13.0	13.4	13.9	12.3	13.5	15.2	15.2
Other general and administrative expenses	13.3	11.0	10.1	11.7	10.9	9.9	8.8	9.7	12.2

Total operating expenses	97.5	85.3	77.3	76.7	81.3	76.9	67.0	68.1	73.0

Operating income	2.5	14.7	22.7	23.3	18.7	23.1	33.0	31.9	27.0
Interest income	0.5	0.3	0.3	0.5	0.4	0.1	0.1	0.1	0.1
Interest expense	(0.4)	(0.2)	(0.1)	—	—	—	—	—	—

Income before income taxes	2.6	14.8	22.9	23.8	19.1	23.2	33.1	32.0	27.1
Income tax expense	1.1	6.1	9.5	9.9	8.0	9.8	13.9	13.4	11.4

Net income	1.5%	8.7%	13.4%	13.9%	11.1%	13.4%	19.2%	18.6%	15.7%

Our total operating revenues have increased sequentially in each of the quarters presented due primarily to a combination of increased numbers of cash transfers sold and growth in our portfolio of active cards. Our numbers of sales and active cards have increased as we have sold our products in a growing number of retail locations and increased same-store sales. Cash transfer revenues and interchange revenues have increased sequentially in each of the quarters presented because of steady growth in the number of cash transfers, network acceptance members, and active cards in our portfolio. Over the periods presented, we have experienced fluctuations in the growth rate of our card revenues, from a 24.6% increase between the quarters ended October 31, 2007 and January 31, 2008, due primarily to seasonality in the number of GPR cards activated and to a lesser extent to the introduction of gift cards in Walmart stores for the 2007 holiday season, to a 2.6% decrease between the quarters ended July 31 and October 31, 2009, due primarily to the July 2009 reduction in the new card fee for our Green Dot-branded GPR cards, substantially offset by the growth in sales of those cards. Monthly maintenance fees and ATM fees, currently the other large components of card revenues besides new card fees, have increased sequentially in each of the quarters presented, while the remaining component of card revenues – other revenues – has generally declined. We generally experience seasonal growth in total operating revenues during the holiday period and during tax season due to increased sales of cards, increased reloads and increased card usage.

Our total operating expenses have generally increased sequentially in each of the quarters presented. The decline in total operating expenses and sales and marketing expenses between the quarters ended January 31 and April 30, 2009 was due primarily to lower sales commission percentages coinciding with lower pricing on the Walmart MoneyCard effective mid-February 2009. We continued to benefit from these lower commission percentages in the quarters ended July 31 and October 31, 2009. Sales and marketing expenses increased between the quarters ended July 31 and October 31, 2009 as a result of new revenue-sharing arrangements with two of our largest retail distributors and increased packaging costs associated with the relaunch of our Green Dot branded card. Sales and marketing expenses will increase again significantly in May 2010 as the contractual sales commission percentage that we are obligated to pay Walmart returns to a level approximating where it was before the decrease in mid-February 2009. Processing expenses declined by 5.6% from the quarter ended October 31, 2008 to the quarter ended January 31, 2009 due to lower fees charged to us under agreements with one of the banks that issue our cards and our third-party card processor that became effective in November 2008 and to more efficient use of our card processor. Other general and administrative expenses increased 22.8% between the quarters ended April 30, 2008 and July 31, 2008 primarily because we accrued a $500,000 legal reserve. This reserve was reversed in the quarter ended April 30, 2009 due to a favorable judgment during that period. Other general and administrative expenses increased 29.5% between the quarters ended July 31, 2009 and October 31, 2009 primarily because of a $1.5 million increase in professional service fees. This increase in professional service fees was primarily related to our potential bank acquisition.

Liquidity and Capital Resources

The following table sets forth the major sources and uses of cash for our last three fiscal years ended July 31 and for the three months ended October 31, 2008 and 2009:

				Three Months Ended
	Year Ended July 31,			October 31,
	2007	2008	2009	2008	2009
			(In thousands)	(unaudited)

Net cash provided by (used in) operating activities	$2,461	$35,006	$35,297	$(1,680)	$18,841
Net cash used in investing activities	(4,558)	(5,163)	(19,400)	(1,229)	(2,263)
Net cash provided by (used in) financing activities	158	(3,264)	(28,618)	—	100

Net (decrease) increase in unrestricted cash and cash equivalents	$(1,939)	$26,579	$(12,721)	$(2,909)	$16,678

In fiscal 2007, 2008 and 2009 and the three months ended October 31, 2009, we financed our operations primarily through our cash flows from operations. At October 31, 2009, our primary source of liquidity was unrestricted cash and cash equivalents totaling $43.2 million.

We use trend and variance analyses to project future cash needs, making adjustments to the projections when needed. We believe that our current unrestricted cash and cash equivalents and cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or borrowings. Any additional financing we require may not be available on terms that are favorable to us, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock, including shares of our Class A common stock sold in this offering. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

Cash Flows From Operating Activities

The $18.8 million of net cash provided by operating activities in the three months ended October 31, 2009 resulted from $10.4 million of net income, the adjustment for non-cash operating expenses of $8.6 million (including $6.5 million for provisions for uncollectible overdrawn accounts, $1.3 million of depreciation and amortization and $712,000 of stock-based compensation), an increase of $6.2 million in income taxes payable, an increase of $1.5 million in amounts due to issuing banks for overdrawn accounts, and an increase of $1.5 million in accounts payable and accrued liabilities. These increases were partially offset by a $7.3 million increase in accounts receivable and a $1.5 million increase in prepaid expenses and other assets. The increase in our accounts receivable balance was primarily related to the increase in the number of our GPR cards outstanding that are not active cards but on which we charge a monthly maintenance fee. This increase was partially offset by a $6.5 million provision for uncollectible overdrawn accounts that increased the reserve held against the accounts receivable balance.

The $35.3 million of net cash provided by operating activities in fiscal 2009 resulted from $37.2 million of net income, the adjustment for non-cash operating expenses of $28.3 million (including $22.5 million for provisions for uncollectible overdrawn accounts, $4.6 million for depreciation and amortization and $2.5 million for stock-based compensation, partially offset by a $1.7 million deferred income tax benefit), a $3.2 million increase in accounts payable and accrued liabilities, a $2.3 million decrease in deferred expenses and a $1.4 million increase in income taxes payable. These were offset by a $29.9 million increase in accounts receivable and a $5.3 million decrease in the amounts due to issuing banks for overdrawn accounts. Although increases in accounts receivable are generally partially offset by increases in amounts due to issuing banks for overdrawn accounts, during the year ended July 31, 2009, we amended our agreement with one of our issuing banks, expediting the settlement timing of amounts due to them for overdrawn card accounts.

Our $35.0 million of net cash provided by operating activities in fiscal 2008 resulted from $17.3 million of net income, the adjustment for non-cash operating expenses of $21.9 million (including $16.1 million for provisions for uncollectible overdrawn accounts, $4.4 million for depreciation and amortization and $1.2 million for stock-based compensation), a $10.8 million increase in the amounts due to issuing banks for overdrawn accounts, a $4.7 million increase in accounts payable and accrued liabilities, a $4.4 million increase in deferred revenue and a $3.2 million increase in income taxes payable. These were partially offset by a $24.7 million increase in accounts receivable, a $2.8 million increase in deferred expenses and a $2.3 million increase in prepaid expenses and other assets.

Our $2.5 million of net cash provided by operating activities in fiscal 2007 resulted from $4.6 million of net income, the adjustment for non-cash operating expenses of $8.8 million (including $7.9 million for provision for uncollectible overdrawn accounts and $3.5 million for depreciation and amortization, partially offset by a $2.6 million deferred income tax benefit), a $3.9 million increase in the amounts due to issuing banks for overdrawn accounts and a $2.6 million increase in accounts payable and accrued liabilities. These were partially offset by an $11.0 million increase in accounts receivable, a $4.5 million decrease in income taxes payable, a $2.0 million decrease in deferred revenue.

Cash Flows From Investing Activities

Net cash used in investing activities in the three months ended October 31, 2009 consisted almost entirely of the purchase of property and equipment of $2.2 million. Net cash used in investing activities in fiscal 2009 consisted of the purchase of property and equipment of $6.4 million related to expanding our operations, including the development of internal-use software, which we capitalized, and a $13.0 million increase in restricted cash. In fiscal 2009, we renewed our line of credit, which is used to fund timing differences between funds remitted by our retail distributors to the banks that issue our cards and funds utilized by our cardholders, and elected to increase our restricted deposits to $15.0 million at the lending institution as collateral in order to reduce the commitment fees we would incur on this line of credit. Net cash used in investing activities in fiscal 2007 and 2008 consisted primarily of the purchase of computer hardware and software and the development of internal-use software.

Cash Flows From Financing Activities

Our $100,000 of net cash provided by financing activities for the three months ended October 31, 2009 was entirely the result of the exercise of stock options. Our $28.6 million of net cash used in financing activities in fiscal 2009 was primarily associated with the redemption in full of our Series D redeemable preferred stock. We entered into an agreement in December 2008 with the sole holder of these securities to pay $39.2 million for an early redemption of all outstanding shares of our Series D redeemable preferred stock and the purchase of a call option on a common stock warrant held by this stockholder. In June 2009, we exercised the call option on the warrant for $2.0 million. We also received proceeds of $13.0 million related to the issuance of our Series C-2 preferred stock in fiscal 2009. Net cash used in financing activities in fiscal 2008 was primarily associated with principal payments on short-term debt of $2.4 million and net repayments on our line of credit of $2.5 million, offset by proceeds of $1.7 million from the exercise of options. Net cash provided by financing activities in fiscal 2007 was primarily associated with net borrowings on our line of credit of $2.5 million, offset by principal payments on short-term debt of $2.6 million. In fiscal 2007, we also issued Series D redeemable preferred stock and a freestanding warrant for total consideration of $20.0 million and used the proceeds to repurchase $20.0 million of common and preferred stock from our existing stockholders.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations, including both on-and off-balance sheet transactions that represent material expected or contractually committed future obligations, at July 31, 2009. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)

Long-term debt obligations	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	4,911	1,692	2,932	287	—
Purchase obligations(1)(2)	601	601	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$5,512	$2,293	$2,932	$287	$—

(1)	In September 2009, we renewed our processing services agreement with our third-party card processor through September 2012. The terms of this agreement include minimum monthly payments. In October 2009, we amended an existing contract with one of our retail distributors. The amendment calls for guaranteed payments to the retail distributor. At October 31, 2009, the minimum aggregate commitment under these agreements was as follows (in thousands):

Year Ending July 31,

2010	$12,853
2011	16,883
2012	6,902
2013	125
Thereafter	—

Total	$36,763

In the event we terminate our processing services agreement for convenience, we are required to pay a single lump sum equal to any minimum payments remaining on the date of termination.

(2)	In November 2009, we entered into a new agreement with an existing card issuing bank. The terms of the agreement include future minimum annual payments. The minimum aggregate commitment under this agreement was (in thousands):

Year Ending July 31,

2010	$1,440
2011	1,920
2012	1,920
2013	640
Thereafter	—

Total	$5,920

Off-Balance Sheet Arrangements

During 2007, 2008 and 2009, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, current circumstances and various other assumptions that our management believes to be reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is sold or the service is performed, and collectibility of the resulting receivable is reasonably assured.

We defer and recognize new card fee revenues on a straight-line basis over the period commensurate with our service obligation to our customers. We consider the service obligation period to be the average card lifetime. We determine the average card lifetime for each pool of homogeneous products (e.g., products that exhibit the same characteristics such as nature of service and terms and conditions) based on company-specific historical data. Currently, we determine the average card lifetime separately for our GPR cards and gift cards. For our GPR cards, we measure the card lifetime as the period of time, inclusive of reload activity, between the activation date of a card and the date of the last positive balance on that card. We analyze GPR cards activated between six and forty-two months prior to each balance sheet date. We use this historical look-back period as a basis for determining our average card lifetime because it provides sufficient time for meaningful behavioral trends to develop. Currently, our GPR cards have an average card lifetime of nine months. The usage of gift cards is limited to the initial funds loaded to the card. Therefore, we measure these gift cards’ lifetime as the redemption period over which cardholders perform the substantial majority of their transactions. Currently, gift cards have an average lifetime of six months. Average card lifetimes may vary in the future as cardholder behavior changes relative to historical experience as customers are influenced by changes in the pricing of our services, the availability of substitute products, and other factors.

We also defer and expense commissions paid to retail distributors related to new card sales ratably over the average card lifetime, which is currently nine months for our GPR cards and six months for gift cards.

We report our different types of revenues on a gross or net basis based on our assessment of whether we act as a principal or an agent in the transaction. To the extent we act as a principal in the transaction, we report revenues on a gross basis. In concluding whether or not we act as a principal or an agent, we evaluate whether we have the substantial risks and rewards under the terms of an arrangement, whether we are the party responsible for fulfillment of the services purchased by the cardholders, and other factors. For all of our significant revenue arrangements, including GPR and gift cards, we recognize revenue on a gross basis.

Generally, customers have limited rights to a refund of the new card fee or a cash transfer fee. We have elected to recognize revenues prior to the expiration of the refund period, but reduce revenues by the amount of expected refunds, which we estimate based on actual historical refunds.

Reserve for Uncollectible Overdrawn Accounts

Cardholder account overdrafts arise from fee assessments or from purchase transactions that we honor, in each case in excess of the funds in the cardholder’s account. We are responsible to our issuing banks for any losses associated with these overdrafts. Overdrawn account balances are therefore deemed to be our receivables due from cardholders. Our card issuing banks fund the overdrawn accounts on our behalf, and we settle our obligations to them with respect to cardholder account overdrafts based on the terms specified in their agreements with us. We generally recover overdrawn account balances for some cardholders when a customer performs a reload transaction. In some cases, purchase transaction overdrafts are recovered through enforcement of the payment network rules, which allow us to recover the amounts from the merchant where the purchase transaction was conducted.

We are exposed to losses from unrecovered cardholder account overdrafts. We establish a reserve for uncollectible overdrawn accounts for both fees assessed and purchase transactions in excess of a cardholder’s account balance. The reserve for uncollectible overdrawn accounts represents our estimate of the portion of these receivables that will not be recovered. We base our estimate of the reserve upon historical overdraft recovery rates and our judgment regarding the overall adequacy of the reserve. We believe our historical recovery rates are predictive of future events because these rates have remained consistent for several years. Our recovery rates may change in the future in response to factors such as the pricing of reloads and new cards and the availability of substitute products.

When a cardholder account has more than 90 days of inactivity, we consider the probability of recovery to be remote and we write off the full amount of the overdrawn account balance. We include our provision for uncollectible overdrawn accounts related to fees as an offset to card revenues in our consolidated statements of operations. We include our provision for uncollectible overdrawn accounts related to purchase transactions as other general and administrative expenses in our consolidated statements of operations.

Stock-Based Compensation

Effective August 1, 2006, we adopted a new accounting standard related to stock-based compensation. We adopted the new standard using the prospective transition method, which required us to recognize compensation expense on a prospective basis for stock options and stock awards granted, modified, repurchased or cancelled on or after August 1, 2006. We record compensation expense using the fair value method of accounting. For stock options, we base compensation expense on the option fair values estimated at the grant date using the Black-Scholes option-pricing model. For other stock awards, we base compensation expense on the per share fair value of the stock estimated at the grant date. We recognize compensation expense for awards with only service conditions that have graded vesting schedules on a straight-line basis over their respective vesting periods. Vesting is based upon continued service to our company.

Determining the fair value of stock options requires the use of highly subjective assumptions, including the expected term of the option award and our expected stock price volatility. Our assumptions, with respect to grants during the past twelve months shown by grant date in the table below, represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change and, as a result, we use different assumptions, our stock-based compensation could be materially different in the future.

		Expected
		Term of
	Risk-Free	Option	Expected	Expected Stock
	Interest Rate	(in Years)	Dividends	Price Volatility

March 19, 2009	1.9%	6.08	—	56.0%
June 9, 2009	3.1	6.08	—	57.0
August 3, 2009	2.9	6.08	—	56.0
November 2, 2009	2.5	6.08	—	46.0
February 4, 2010	2.6	6.08	—	52.0

The following table summarizes information by grant date for the stock options that we granted during the preceding 12 months:

			Per Share	Per Share Estimated
	Number of		Fair Value of	Weighted Average
	Shares Subject to	Per Share Exercise	Our Common	Fair Value of
	Options Granted	Price of Options	Stock	Options

March 19, 2009	50,000	$10.84	$10.84	$5.83
June 9, 2009	85,800	15.65	15.65	8.80
August 3, 2009	127,500	17.19	17.19	9.62
November 2, 2009	1,261,750	20.01	20.01	9.47
February 4, 2010	130,500	25.00	25.00	12.98

Additionally, in December 2009, we granted a 257,984 share common stock award. The grant date fair value of our common stock at the date of this award was $20.01 per share.

On each of the above dates, we granted our employees stock options at exercise prices equal to the estimated fair value of the underlying common stock, as determined by our board of directors with input from management and an independent valuation firm on a contemporaneous basis. Because there was no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including:

•	the per share value of any recent preferred stock financing and the amount of convertible preferred stock liquidation preferences;

•	any third-party trading activity in our common stock or preferred stock;

•	the illiquid nature of our common stock, including the opportunity for any future liquidity events;

•	our current and historical operating performance and current financial condition;

•	our operating and financial projections;

•	our achievement of company milestones;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us; and

•	economic conditions and trends in the broad market for stocks.

Our board of directors considered and applied these and other factors in determining the fair value of our common stock on each stock option grant date. We have used these fair market valuations to estimate the fair value of our common stock on the date of grant and in calculating our stock-based compensation expense. Our valuations for each grant date in the past 12 months are described in detail below.

Stock Option Grants on March 19, 2009.  On December 19, 2008, we issued 1,181,816 shares of Series C-2 convertible preferred stock at a price of $11.00 per share and we redeemed 2,926,458 shares of Series D convertible preferred stock at a price of $13.38 per share.

We completed a valuation analysis using two equity allocation methods − the option-pricing method, or OPM, and the probability-weighted expected returns method, or PWERM − to derive values for our preferred stock, our common stock and the overall enterprise.

The value of each security and the enterprise was determined in the OPM relative to the proposed sale price of our Series C-2 convertible preferred stock. In the OPM, the value of each security was determined using the Black-Scholes formula, assuming a time to liquidity of 2.8 years, an asset volatility of 50%, and a risk-free interest rate commensurate with the estimated time to liquidity of 1.2%. Because the Series D convertible preferred stock contained unique and complex redemption features that increased the difficulty and subjectivity in determining its value, we considered its redemption value to be less reliable as an input into the OPM in deriving an overall enterprise value.

We also utilized a PWERM that contemplated two scenarios − a remain-private scenario and a future liquidity event scenario. We derived our value under the remain-private scenario by discounting projected future cash flows to their present value as of the grant date using a 20.0% discount rate. This rate was determined based on an estimated weighted-average cost of capital derived from our estimated cost of equity, our after-tax cost of debt, and the debt-to-equity ratio implied by the valuation. Our cost of capital was based on publicly available information for companies in lines of business that are the same or similar to ours.

We estimated high and low future enterprise values under the PWERM future liquidity event scenario using high- and low-case financial projections and market-based valuation multiples derived from publicly traded peer group companies, transactions involving businesses that are similar to our company, and valuation multiples implied by the issuance of Series C-2 preferred stock. We allocated the future enterprise values to options, warrants and various series of preferred stock based on their future liquidation preferences or conversion values, whichever would be greater, and allocated the remainder to our common stock. The allocated value was discounted to present value at the grant date. In the final analysis, we weighted the remain-private and future liquidity event scenarios equally as the likelihood of either scenario was difficult to forecast with reliability. We weighted the value indications determined under the low- and high-case cash flow projections by 75.0% and 25.0%, respectively. We weighted the indications of the fair value of our common stock under the two equity allocation methods − OPM and PWERM − 75.0% and 25.0%, respectively, because of the level of subjectivity inherent in the PWERM as a result of the continued turmoil in the public and private markets and the uncertainty at the time as to when a potential liquidity event could occur for our company.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at March 19, 2009 was $10.84 per share on a minority, nonmarketable basis.

Stock Option Grants on June 9, 2009.  For the June 9, 2009 valuation, we determined that the uncertainty surrounding the timing of a liquidity event had increased the level of subjectivity in the PWERM to the point where that methodology was no longer considered appropriate. Therefore, we utilized only the OPM equity allocation method.

We calculated values for our securities in the OPM using the Black-Scholes formula, assuming a time to liquidity of 2.6 years, an asset volatility of 55.0%, and a risk-free interest rate commensurate with the estimated time to liquidity of 1.3%. We continued to estimate the enterprise value by discounting high- and low-case cash flow projections to present value as of the grant dates using a 20.0% discount rate and through the application of valuation multiples derived from publicly traded companies engaged in lines of business that were the same or similar to ours. Although we continued to weigh the low- and high-case cash flow projections by 75.0% and 25.0%, respectively, as of June 9, 2009, the enterprise value increased as progress toward attaining the high cash flow projections was made. Additionally, the value implied by the public company guideline methodology increased due to improvement in valuation multiples from increasing stock prices for our peer group public companies.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at March 19, 2009 was $15.65 per share on a minority, nonmarketable basis.

Stock Option Grants on August 3, 2009.  For the August 3, 2009 valuation, we continued to use only the OPM with the Black-Scholes formula to calculate the value of our securities, assuming a time to liquidity of 2.4 years, an asset volatility of 56.0%, and a risk-free interest rate commensurate with the estimated time to liquidity of 1.2%.

Continued progress toward the high-case cash flow scenario and continued improvements in our peer group public company market factors were reflected in the underlying enterprise value, resulting in an increase in the estimated fair value of our common stock value relative to the prior grant date.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at August 3, 2009 was $17.19 per share on a minority, nonmarketable basis.

Stock Option Grants on November 2, 2009.  In October 2009, certain existing and third-party investors entered into a tentative agreement, whereby the investors extended an offer to purchase 3,250,000 shares of our common stock, at a price of $20.05 less applicable selling fees, directly from our existing stockholders. On November 9, 2009, the offering closed and existing stockholders sold 3,000,000 shares of our common stock at a price of $20.01 per share.

Our board of directors considered the offering to be the most reliable estimate of the fair value of our common stock given that the transaction was an orderly purchase and sale among parties that had reasonable knowledge of relevant facts and that were not under any compulsion to buy or sell the securities.

Based on these facts, our board of directors determined that the estimated fair value of our common stock at November 2, 2009 was $20.01 per share on a minority, nonmarketable basis.

Stock Option Grants on February 4, 2010.  In December 2009, an existing stockholder transferred 400,000 shares of Series C and C-1 preferred stock for consideration of $25.00 per share to another existing stockholder. Our board of directors considered this transaction to be a reliable estimate of the fair value of our common stock given that the transaction was an orderly purchase and sale among parties that had reasonable knowledge of relevant facts and that were not under any compulsion to buy or sell the securities. Additionally, the liquidation preference of Series C and C-1 preferred stock sold was equal to $1.07 per share. Relative to the purchase price of $25.00, the preferred stock conversion option value was deeply in-the-money and implied no premium over common stock.

Based on these facts, our board of directors determined that the estimated fair value of our common stock at February 4, 2010 was $25.00 per share on a minority, nonmarketable basis.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, approved the Accounting Standards Codification, or ASC, as the single source of authoritative accounting and reporting standards for all nongovernmental entities, with the exception of guidance issued by the SEC and its staff. The FASB ASC is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded, and all accounting literature not included in the FASB ASC is considered non-authoritative. Our adoption of FASB ASC did not have an impact on our consolidated financial statements because it only amends the referencing to existing accounting standards.

In May 2009, the FASB issued a new standard for disclosing events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Additionally, the standard requires companies to disclose subsequent events as defined in the standard and to disclose the date through which we have evaluated subsequent events. The standard is effective for interim and annual periods ending after June 15, 2009. Our adoption of the standard did not have a material impact on our consolidated financial statements. See note 16 of our notes to consolidated financial statements.

In April 2009, the FASB issued a new accounting standard that requires us to include fair value disclosures of financial instruments for each interim and annual period for which financial statements are prepared. Our adoption of the standard did not have a material impact on our consolidated financial statements. See note 8 of our notes to consolidated financial statements.

In June 2008, the FASB issued a new accounting standard on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method. Unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents are treated as a separate class of securities in calculating earnings per share. The standard is effective for fiscal years beginning after December 15, 2008; earlier application was not permitted. Our adoption of the standard did not have a material effect on our results of operations or earnings per share.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for economic losses from changes in market factors such as foreign currency exchange rates, credit, interest rates and equity prices. We believe that we have limited exposure to risks associated with changes in foreign currency exchange rates, interest rates and equity prices. We have no foreign operations, and we do not transact in foreign currencies. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes. We do not consider our cash and cash equivalents to be subject to interest rate risk due to their short periods of time to maturity.

We do have exposure to credit risk associated with the financial institutions that hold our cash, cash equivalents and restricted cash and our settlement assets due from our retail distributors that collect funds and fees from our customers. We manage the credit risk associated with our cash and cash equivalents by maintaining an investment policy that limits investments to highly liquid funds with certain highly rated financial institutions. Our policy also limits the investment concentration that we may have with a single financial institution. We monitor compliance with our investment policy on an ongoing basis, including quarterly communication with our audit committee.

We also have exposure to credit risk associated with our retail distributors, but that exposure is limited due to the short time period, currently an average of three days, that the retailer settlement asset is outstanding. We perform an initial credit review of each new retail distributor prior to signing a distribution agreement with it, and then monitor its financial performance on a periodic basis. We monitor each retail distributor’s settlement asset exposure and its compliance with its specified contractual settlement terms on a daily basis.

BUSINESS

Overview

Green Dot is a leading prepaid financial services company providing simple, low-cost and convenient money management solutions to a broad base of U.S. consumers. We believe that we are the leading provider of general purpose reloadable prepaid debit cards in the United States and that our Green Dot Network is the leading prepaid reload network in the United States. We sell our cards and offer our reload services nationwide at approximately 50,000 retail stores, which provide consumers convenient access to our products and services. Our proprietary technology platform, Green PlaNET, enables real-time transactions in a secure environment. The combination of our innovative products, broad retail distribution and proprietary technology creates powerful network effects, which we believe enhance the value we deliver to our customers, retail distributors and other participants in our network.

We have designed our products and services to appeal primarily to consumers living in households that earn less than $75,000 annually across the following four segments:

•	Never-banked – households in which no one has ever had a bank account;

•	Previously-banked – households in which at least one member has previously had a bank account, but no one has one currently;

•	Underbanked – households in which at least one member currently has a bank account, but that also use non-bank financial service providers to conduct routine transactions like check cashing or bill payment; and

•	Fully-banked – households that primarily rely on traditional financial services.

We were an early pioneer in the development of prepaid financial services in the United States. In May 2001, we sold our first basic prepaid card with simple loading and spending functionality targeted at low income and never-banked consumers. As we have grown and our technological capabilities have increased, we have broadened our offerings and their functionality to provide consumers access to products and services with a more comprehensive set of features. These products and services now also appeal to more affluent underbanked and fully-banked consumers who do not feel well served by and cannot justify the cost and complexity of traditional banking products and payment cards, have limited access to credit, or find traditional bank policies and fee schedules ill-suited to their needs.

We believe we are the leading provider of GPR cards in the United States. GPR cards are designed for general spending purposes and can be used anywhere the cards’ applicable payment network, such as Visa or MasterCard, is accepted. Unlike gift cards, GPR cards are reloadable for ongoing, long-term use and require the completion of various identification, verification and other USA PATRIOT Act-compliant processes before a cardholder relationship can be established. As of October 31, 2009, we had approximately 2.4 million active cards, that is, cards that had had at least one purchase transaction, reload transaction or ATM withdrawal during the previous 90-day period. In fiscal 2009, the gross dollar volume loaded on our cards was $4.7 billion, an increase of 66% over fiscal 2008.

We distribute our products and services at the retail locations of large national and regional chains throughout the United States and through the Internet. We have built strong distribution and marketing relationships with many significant retail chains including Walmart, Walgreens, CVS, Rite Aid, Kroger, Radio Shack, Kmart, Meijer and 7-Eleven. We market our products under our Green Dot brand and through a number of co-branded GPR card programs that we operate for retailers and other business entities.

We believe the Green Dot Network is the leading reload network for prepaid cards in the United States. Consumers can purchase our MoneyPak product at any retail location to reload cash onto our cards or cards issued under more than 100 third-party programs. Furthermore, PayPal has recently become a Green Dot Network acceptance member, enabling PayPal customers to use a MoneyPak to fund a new or existing PayPal account.

Our centralized technology platform, Green PlaNET, connects all network participants, which include consumers, retail distributors and businesses that accept reloads or payments through the Green Dot Network, enabling real-time transactions across the Green Dot Network through a single and secure point of integration and connectivity. This enables us to develop, distribute and support a variety of products and services effectively. Green PlaNET contains a variety of proprietary software applications, which run our front-end, back-end, anti-fraud, regulatory compliance and customer service processing systems.

For the years ended July 31, 2007, 2008 and 2009 and the three months ended October 31, 2009, our total operating revenues were $83.6 million, $168.1 million, $234.8 million and $66.3 million, respectively. In the same periods, we generated operating income of $1.2 million, $29.2 million, $63.7 million and $17.9 million, respectively.

Industry Background

New technologies and product innovations have expanded the way financial services are sold and used.

Over the past 40 years, technological advances in telecommunications, software and data processing have spurred innovations both in the types of financial products and services that are available and in the ways that they are distributed in the marketplace and used by consumers. Innovations such as ATMs and the Internet have enhanced consumers’ access to their demand deposit accounts, while innovations such as credit, ATM and debit cards and electronic checks have permitted new methods of payment – each providing consumers with alternatives to cash and traditional financial products and services – that offer greater convenience and ease. These innovations contributed to an increase of approximately 78% in the number of electronic payment transactions in the United States from 2000 to 2005 and, we believe, are a major reason that electronic payment transactions have represented the majority of all payment transactions annually since 2005. Over the past few years, a new series of innovative products and technologies have been increasingly adopted. Certain products, such as prepaid cards, prepaid electronic wallets and prepaid mobile payments, are enabling the distribution of fast, safe and low-cost alternative financial services in non-bank locations.

Prepaid cards represent a large and rapidly growing segment within the electronic payments industry.

Prepaid cards have emerged as an attractive product within the electronic payments industry. They are easy for consumers to understand and use because they work in a manner similar to traditional debit cards, allowing the cardholder to use a conventional plastic card linked to an account established at a financial institution. The consumer determines the card’s spending limit by adding money directly to the account, and can reload the card with additional funds as needed. The consumer can access the funds on the card at ATMs and/or the point of sale in retail locations using signature identification technologies or a personal identification number. Prepaid cards and related services offer consumers tremendous flexibility, convenience and spending control. The Mercator Advisory Group estimates that the total load volume in the United States for prepaid cards, excluding single merchant, or “closed loop,” cards, will grow at a 48.3% compound annual growth rate from 2008 to 2012 and exceed $291 billion in 2012. We believe this rapid growth results from improving underlying technology, increasing adoption by a broader group of consumers, increasing convenience, declining costs and increasing product choices and capabilities that prepaid cards offer. Visa Inc. estimates that the U.S. prepaid opportunity, defined as the total dollars spent by the total estimated prepaid card target audience, was $2.03 trillion in 2009, and that 56% of this amount could potentially have been loaded on U.S. prepaid cards in 2009.

Prepaid cards and related services are currently offered by a wide array of specialized and partially integrated vendors.

Although many large and well-established vendors provide elements of prepaid cards and related services, the prepaid card industry is fragmented. Vendors generally do not have a broad set of product and service offerings or capabilities, and no single vendor currently provides all of the elements that are necessary to establish and operate a prepaid card program. Existing vendors include:

•	Issuing Banks – Banks that are authorized by payment networks to issue cards and that provide accounts to hold deposits. Many issuing banks also manage settlement and provide risk management services. A bank’s participation in a prepaid card program can range from actively managing and marketing the card program to providing passive sponsorship into payment networks.

•	Payment Networks – companies, such as Visa and MasterCard, that facilitate point-of-sale card acceptance, provide purchase and withdrawal transaction routing and processing between merchant acquirers and card issuing banks, perform certain clearing and settlement functions and provide marketing and support services to card issuing banks. Payment networks also establish network rules and establish processing and security standards and customer protections to which all participating members must adhere.

•	Processors – technology vendors that provide connectivity to payment networks, maintain account balances, and authorize purchase and withdrawal transactions. Many processors provide additional services, including card activation and customer service, and develop and/or integrate value-added cardholder applications such as online bill payment, microlending and mobile payment services.

•	Program Managers – specialized vendors that design, manage, market and operate prepaid card programs. Prepaid card program managers may provide a range of services or delegate that provision to other specialized vendors, such as issuing banks, processors and distributors, and collaborate with them as these programs are implemented. Prepaid card program managers may also negotiate the allocation of fees and risk management with all vendors involved in a particular prepaid card program.

•	Distributors – organizations, such as retailers, remittance vendors, tax preparers, check cashers, payday lenders, card resellers and employers, that distribute cards through various sales channels and may also manage inventory fulfillment and provide point-of-sale integration and technology.

•	Reload Networks – vendors that provide products and services, connectivity, technology and integration, which enable point-of-sale locations to accept cash payments and associate those payments with a specific account. These vendors also provide transaction routing and processing between the point of sale and the destination of the fund transfer. A small number of reload networks have proprietary brands, acceptance locations and technology, while most take advantage of the brands, technology and point-of-sale relationships of other third-party vendors.

Prepaid financial services is a large and rapidly growing segment within the prepaid card industry.

Prepaid financial services, which includes GPR cards and associated reload services, is currently among the largest and fastest-growing segments within the prepaid card industry. The GPR card category has benefited from the expanding breadth of applications for GPR cards and the ease with which they can be acquired. According to Mercator Advisory Group’s “Prepaid Market Forecast 2009 to 2012” research report, $8.7 billion was loaded onto GPR cards in the United States in 2008 and $118.5 billion was loaded onto GPR cards in the United States in 2012, reflecting a 92% compound annual growth rate during that four-year period. We believe increasing growth in the use of GPR cards will contribute to a substantial increase in the demand for related services, including reload services.

Prepaid financial services are evolving as providers develop new ways of offering financial services.

The products offered by prepaid financial service providers are relatively early in their lifecycles. We believe that the flexibility, accessibility and low cost of prepaid financial services will lead to many new, attractive payment applications outside of traditional banking channels. By virtue of their broad acceptance and the flexibility they provide, GPR cards offer safe, reliable, low-cost financial services to a broad spectrum of U.S. consumers who do not feel well served by and cannot justify the cost of traditional banking products.

Our Competitive Strengths

Our combination of innovative products and marketing expertise, a known brand name, a nationwide retail distribution presence and a proprietary technology platform supports our network-based business model and has enabled us to become a leading provider of prepaid financial services in the United States. Our strengths include:

Innovative Product and Marketing Expertise

We are an innovator in the development, merchandising and marketing of prepaid financial services. Our consumer focus has helped us to develop solutions for people who, prior to the existence of our products, either had to settle for an ill-suited banking relationship or, more often, simply opted out of the financial mainstream and resorted to using check cashers, payday lenders and cash. We believe we were the first company to combine the products, technology platform and distribution channel required to make retailer-distributed GPR cards a viable product offering. We subsequently built our reload network, and have recently expanded it to facilitate cash loading of online accounts like PayPal. We also successfully incorporated traditional bank account style “online bill pay” on our GPR cards and launched a large-scale “instant issue” program, whereby the Visa or MasterCard-branded GPR card is enclosed in the package on the in-store display. Our consumer focus has also led us to enhance the packaging and product displays in retail locations to educate consumers and promote our products and services more efficiently. In addition, we believe we have the strongest brand in the prepaid financial services industry, and we continue to build brand awareness using national television advertising.

Leading Retail Distribution

We have established a nationwide retail distribution network, consisting of approximately 50,000 retail store locations, which gives us access to the vast majority of the U.S. population. According to Scarborough Research, during the twelve months ended October 31, 2009, at least 93% of U.S. households shopped at one or more of the stores of our current retail distributors. We have built distribution relationships with Walmart, CVS and Kroger, three of the five largest retailers in the United States, and major chains like Walgreens, Rite Aid, Radio Shack, Kmart, Meijer and 7-Eleven. In general, our contracts with retail distributors provide us with exclusivity relating one or more of the following: reloading GPR cards, selling GPR cards in their stores and providing specific co-branded card programs.

Establishing distribution relationships requires significant investments, complex integrations and large support infrastructures from providers and distributors. As a result, we believe our broad and established retail distribution network serves as one of our key competitive advantages and a significant barrier to entry for potential competitors.

Leading Reload Network in the United States

We believe the Green Dot Network is the leading reload network for prepaid cards in the United States. By purchasing our MoneyPak reload products at any of our distributors’ retail locations, consumers can access the Green Dot Network and use it for a wide variety of transactions, including cash loading onto prepaid cards and PayPal accounts. Although a substantial majority of the transactions on our reload network are associated with our cards, the transaction volume from third-party card portfolios has grown significantly as over 100 third-party prepaid programs now use the Green Dot Network for card reloading services. Recent innovations, like our relationship with PayPal, have also expanded our transaction volume and consumers’ familiarity with the Green Dot brand. While our reload network today is used primarily for cash loading of prepaid cards and cash loading of PayPal accounts, we believe that it can be expanded and adapted to many new and evolving applications in the electronic payments industry.

Proprietary Technology Platform

Green PlaNET, our centralized technology platform, enables our network participants to engage in real-time transactions across the Green Dot Network and enables the effective development, distribution and support of a variety of products and services. Green PlaNET contains a variety of proprietary software applications that run our front-end, back-end, anti-fraud, regulatory compliance and customer service processing systems. Green PlaNET gives us the ability to centrally develop and distribute product applications, manage customer accounts, authorize, process and settle transactions, enable security and regulatory compliance, and provide customer services through the Internet, IVR, call centers, mobile applications and email. In addition, Green PlaNET enables network participants to easily communicate and complete transactions, such as card purchases, reloads and bill payments, across our network using a variety of services and point-of-sale technologies, and is a central component of our network-based business model.

Business Model with Powerful Network Effects

The combination of our broad group of products and services, large portfolio of active cards, nationwide footprint of retail distributors and proprietary technology platform creates powerful network effects. Growth in the number of products and services that we offer or in the number of network participants enhances the value we deliver to all network participants. For example, we are able to attract retail distributors because of the large number of consumers who actively use our reload network. This network effect helps us continue to grow our cardholder base and expand our business. We believe the breadth and depth of our network would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

Vertical Integration

We believe that we are more vertically integrated than our competitors, based on our distribution capabilities, processing platform, program management skills and proprietary reload network. This integration has allowed us to reduce costs across our operations, and we expect it will continue to provide us with opportunities to reduce operational costs in the future. It also enables us to scale our business quickly in response to rising demand and to ensure high-quality service for our customers.

Strong Regulatory and Compliance Infrastructure

We employ a proactive approach to licensing, regulatory and compliance matters, which we believe provides us with an important competitive advantage. We maintain an ongoing dialogue with the various governmental authorities that oversee the prepaid financial services industry. We believe that our pro-consumer orientation and regulatory focus have enabled us to develop strong relationships with leading retailers and financial institutions and have also prepared us well for changes in the regulatory environment.

Our Strategy for Growth

The key components of our strategy include:

Increasing the Number of Network Participants

We intend to enhance the network effects in our business model by:

•	Attracting new users by introducing new products, improving current products to address consumers’ current and evolving needs, and building demand for our offerings through promotions;

•	Expanding and strengthening our distribution by establishing relationships with additional high-quality retail chains, increasing online distribution of our products and accelerating our entry into new distribution channels, including collaborating with third-party service providers, such as electronic tax preparation providers; and

•	Adding network acceptance members to and applications for the Green Dot Network by continuing to enroll additional third-party prepaid card program providers that want to offer their cardholders access to our reload network and to identify additional uses for our reload network’s cash transfer technology.

Increasing Revenue per Customer

We intend to pursue greater revenue per customer by improving cardholder retention, increasing card usage and cross-selling complementary products and services. Our historical card usage patterns suggest that consumers who reload additional funds onto their cards within three months of activation tend to have significantly higher levels of transaction activity and generate more cash transfer and interchange revenues for us than those who do not. Therefore, we intend to target improved cardholder retention by offering incentives, such as fee waivers for specified reload amounts or activities, to encourage cardholders to reload additional funds onto their cards and extend their relationships with us. We also intend to add new services, such as additional reload options and new mobile applications that enable convenient use of our products and services, to make our products more valuable to consumers.

Improving Operating Efficiencies

We intend to leverage our growing scale and vertical integration to generate incremental operating efficiencies. As we continue to expand our business operations, we plan to reduce our marginal operating costs by continuing to implement rigorous cost-containment programs, purchase vendor services from low-cost providers and reduce the use of outsourced services that can be provided internally at lower cost. For example, we intend to improve our self-service offerings so that customers can obtain automated customer service through our website, IVR or mobile applications. Additionally, some of our current vendor agreements include pricing structures that call for reduced pricing as our customer usage volumes grow. These cost savings will provide us with the flexibility to engage in new marketing programs, reduce pricing and make other investments in our business to maintain our leadership position.

Broadening Brand and Product Awareness

We intend to broaden awareness of the Green Dot brand, which we believe is the leading national brand in prepaid financial services, and of our products and services through national television advertising, online advertising and ongoing enhancements to our packaging and merchandising. We plan to reinforce and strengthen perceptions of the key attributes of the Green Dot brand, which we believe are trust, security, convenience and simplicity. We also will continue to educate consumers, retail distributors and network acceptance members on the functionality, convenience and cost advantages of our products and services.

Acquiring Complementary Businesses

We intend to pursue acquisitions that will help us achieve our strategic objectives. We intend to acquire companies that have the potential to enhance the distribution of our products and services through either existing or new channels. We also intend to pursue acquisitions that have the potential to augment the features and functionality of our existing products and services or to provide complementary products and services that can be sold through our existing distribution channels. There are many prepaid financial services providers and the market remains fragmented, which we believe will provide us with acquisition opportunities over time.

Our Bank Acquisition Strategy

In February 2010, we entered into a definitive agreement to acquire a bank holding company and its subsidiary commercial bank, and filed applications with the appropriate federal and state regulators seeking approvals for this transaction. This acquisition is subject to standard closing conditions, including regulatory approval. Upon consummation of the acquisition, we will become a bank holding company regulated by the Federal Reserve Board. While there can be no assurance that we will obtain these approvals or our bank acquisition will close, we currently expect to complete this acquisition in the second or third quarter of calendar 2010.

We believe that acquiring a bank charter will enable us to (i) offer consumers FDIC-insured transactional accounts, (ii) issue prepaid card and debit card products linked to those transactional accounts, (iii) offer other types of deposit products, such as savings accounts, and (iv) provide settlement services for our reload network.

We believe that this acquisition will provide the following strategic benefits:

•	increase our efficiency in introducing and managing potential new products and services, which are more difficult to accomplish with multiple unaffiliated card issuing banks;

•	reduce the risk that we would be negatively impacted by one of the banks that issue our cards changing its business practices as a result of, among other things, a change of strategic direction, financial hardship or regulatory developments;

•	reduce the sponsorship and service fees and other expenses that we incur each year to the third-party banks that issue our cards, and correspondingly increase funds available to us to spend on other aspects of our business, including the ability to invest in further reducing consumer pricing; and

•	further increase the degree to which our operations are integrated and provide increased control over our operations.

Our Business Model

Our business model focuses on four major elements: our consumers; our distribution; our products and services; and our proprietary technology, which provides functionality for and connectivity to the Green Dot Network and is the platform that brings the other three elements together.

Our Consumers

We have designed our products and services to appeal primarily to consumers living in households that earn less than $75,000 annually across the following four segments:

•	Never-banked – households in which no one has ever had a bank account;

•	Previously-banked – households in which at least one member has previously had a bank account, but no one has one currently;

•	Underbanked – households in which at least one member currently has a bank account, but that also use non-bank financial service providers to conduct routine transactions like check cashing or bill payment; and

•	Fully-banked – households that primarily rely on traditional financial services.

Based on data from the FDIC, the Federal Reserve Bank, the U.S. Census and the Center for Financial Services Innovation and our proprietary data, we believe these four segments collectively represent an addressable market of approximately 160 million people in the United States. We believe that we currently have a significant number of customers in each of these segments.

Customers in different segments tend to purchase and use our products for different reasons and in different ways. For example, we believe never-banked consumers use our products as a safe controlled way to spend cash and as a means to access channels of trade, such as online purchases, where cash cannot be used. We believe previously-banked consumers use our products as a convenient and affordable substitute for a traditional checking account by depositing payroll checks (via direct or in-store deposit) into a Green Dot GPR card account and use our products to pay bills, shop online, monitor spending and withdraw cash from ATM machines.

We believe underbanked consumers use our products in ways similar to those of the never- and previously-banked segments, but additionally view our products as a credit card substitute. For example, underbanked consumers use our products to make purchases at physical and online merchants, book travel arrangements and guarantee reservations. We believe fully-banked consumers use our products as companion products to their bank checking account, segregating funds into separate accounts for a variety of uses. For example, fully-banked consumers often use our cards to shop on the Internet without providing their bank debit card account information online. These consumers also use our products to control spending, designate funds for specific uses, prevent overdrafts in their checking accounts, or load funds into specific accounts, such as a PayPal account.

Our Distribution

We achieve broad distribution of our products and services through our retail distributors, the Internet and relationships with other businesses, such as Intuit. In addition our network acceptance members encourage their customers to use our prepaid financial services.

Retail Distributors.  Our prepaid financial services are sold in approximately 50,000 retail stores, including those of major national mass merchandisers, national and regional drug store and convenience store chains, and national and regional supermarket chains. Our retail distributors include:

Type of Distributor	Representative Distributors

Mass merchandise retailers	Walmart, Kmart, Meijer
Drug store retailers	Walgreens, CVS, Rite-Aid, Duane Reade
Convenience store retailers	The Pantry (Kangaroo Express), 7-Eleven
Supermarket retailers	Kroger
Other	RadioShack

Most of these retailers have been our distributors for several years and all have contracts with us, subject to termination rights, that expire at various dates from 2011 to 2013. In general, our agreements with our retail distributors give us the right to provide Green Dot-branded and/or co-branded GPR cards and reload services in their retail locations and require us to share with them by way of commissions the revenues generated by sales of these cards and reload services. We and the retail distributor generally also agree to certain marketing arrangements, such as promotions and advertising. Our operating revenues derived from products and services sold at the store locations of our four largest retail distributors (Walmart, Walgreen, CVS and Rite Aid) represented the following percentages of our total operating revenues: approximately 3%, 22%, 19% and 17%, respectively, for the year ended July 31, 2007, 39%, 17%, 13% and 11%, respectively, for the year ended July 31, 2008, 56%, 11%, 9% and 7%, respectively, for the year ended July 31, 2009, and 64%, 9%, 8% and 6%, respectively, for the three months ended October 31, 2009.

Our Relationship with Walmart.  Walmart is our largest retail distributor. We have been the exclusive provider of GPR cards sold at Walmart since Walmart initiated its Walmart MoneyCard program in 2007. In October 2006, we entered into agreements with Walmart and GE Money Bank (the issuing bank), which set forth the terms and conditions of our relationship with Walmart. Pursuant to the terms of these agreements, Green Dot designs and delivers the Walmart MoneyCard product and provides all ongoing program support, including network IT, regulatory and legal compliance, website functionality, customer service and loss management. Walmart displays and sells the card and GE Money Bank serves as the issuer of the cards and holds the associated FDIC-insured deposits. All Walmart MoneyCard products are reloadable exclusively on the Green Dot Network.

In November 2008, the original term of agreement among Green Dot, Walmart and GE Money Bank was extended through November 2013. If the agreement is not terminated, it will extend indefinitely until a party provides 180 days’ advance written notice of its intent to terminate the agreement. Walmart has the right to terminate this agreement prior to its expiration or renewal for a number of specified reasons, such as our failure to meet specified service levels. In addition, starting in November 2011, Walmart may terminate the agreement at any time with 180 days’ advance written notice.

Network Acceptance Members.  A large number of institutions accept funds through our reload network, using our MoneyPak product. We provide reload services to over 100 third-party card programs, including programs offered by H&R Block, AccountNow and Jackson Hewitt. MasterCard’s RePower Reload Network also uses the Green Dot Network to facilitate cash reloads for its own member programs. Furthermore, in February 2009, we entered into a five-year agreement with PayPal that enables PayPal customers to use a MoneyPak to fund a new or existing PayPal account. As a result of this agreement, consumers without a bank account or credit card are able to fund PayPal accounts.

Other Channels.  An increasing portion of our card sales is generated from our online distribution channel and other non-retail channels. We offer Green Dot-branded cards through our website, www.greendot.com. We promote this distribution channel through television and online advertising. Customers who activate their cards through this channel typically receive an unfunded card in the mail and then can reload the card either through a cash reload or a payroll direct deposit transaction. In October 2009, we entered into a joint marketing and referral agreement with Intuit. Under this agreement, Intuit customers can elect to receive their tax refunds via a co-branded card that we manage.

Our Products and Services

Our principal products and services consist of Green Dot-branded and co-branded GPR cards and MoneyPak and POS swipe reload transactions facilitated by the Green Dot Network. We also service general purpose gift cards, which have historically represented only a small percentage of our operating revenues. The GPR cards we offer are issued primarily by Columbus Bank and Trust Company and, in the case of certain of our co-branded cards discussed below, GE Money Bank. Card balances are FDIC-insured and have either Visa or MasterCard zero liability card protection.

Card Products

Green Dot-Branded GPR Cards.  Our Green Dot-branded GPR cards provide consumers with an affordable and convenient way to manage their money and make payments without undergoing a credit check or possessing a pre-existing bank account. In addition to standard prepaid Visa or MasterCard-branded GPR cards, we also offer GPR cards marketed for a specific use or market, such as our Online Shopping card, our Prepaid Student card and our Prepaid NASCAR card.

We offer these GPR cards to consumers in approximately 50,000 retail locations in 49 states, including those of Walgreens, CVS, Rite Aid, Kroger and 7-Eleven. We also offer our GPR cards online through our web site, www.greendot.com. To purchase a GPR card, consumers typically select the GPR card from an in-store display and pay the cashier a one-time purchase fee plus the initial amount they would like to reload onto their card. Consumers then go online or call a toll-free number to register their personal information with us so that we can activate their temporary prepaid card and mail them a personalized GPR card. As explained below, consumers can then reload their personalized GPR cards using a MoneyPak or, at enabled retailers, via a point-of-sale process, which we refer to as a POS swipe reload transaction. Funds can also be loaded on the card via direct deposit of a customer’s government or payroll check.

Our GPR cards are issued as Visa- or MasterCard-branded cards and are accepted worldwide by merchants and other businesses belonging to the applicable payment network, including for bill payments, online shopping, everyday store purchases and ATM withdrawals. As of December 31, 2009, Visa and MasterCard each were accepted at approximately 29 million acceptance locations worldwide, respectively. As of December 31, 2009, our cardholders could complete ATM transactions at approximately 1.4 million Visa PLUS or 900,000 MasterCard Cirrus ATMs worldwide, including over 17,000 MoneyPass surcharge-free ATMs in all 50 states and Puerto Rico.

We offer a simple fee structure that includes a new card fee (if the card is purchased from one of our retail distributors), a monthly maintenance fee (which may be waived based on usage), a cash reload fee and an ATM withdrawal fee for non-MoneyPass ATMs. Most of the features and functions of our cards are provided without surcharges. Our free services include account management and balance inquiry services via Internet, telephone and mobile applications. In addition, via an online tool, we allow cardholders to manage household and other bills and to make payments to companies or individuals.

For regulatory compliance, risk management, operational and other reasons, our GPR cards and reload products have certain limitations and restrictions, including but not limited to maximum dollar reload amounts, number of reloads in a given time period (e.g. per day), and limitations of uses of our temporary cards versus permanent cards.

Co-Branded GPR Cards.  We provide co-branded GPR cards on behalf of certain retail distributors and other business entities. Co-branded cards generally bear the trademarks or logos of the retail distributor or business entity, and our trademark on the packaging and back of the card. These cards have the same features and characteristics as our Green Dot-branded GPR cards, and are accepted at the same locations. We typically are responsible for managing all aspects of these programs, including strategy, product design, marketing, customer service and operations/compliance. Representative co-branded cards include the Walmart MoneyCard, the TurboTax Refund Card, the Kmart Prepaid Visa and MasterCard cards and the Meijer Prepaid MasterCard.

Reload Services

We generate cash transfer revenues when consumers purchase our reload services. We offer consumers affordable and convenient ways to reload any of our GPR cards and to conduct other cash loading transactions through our reload network, using our MoneyPak product or through retailers’ specially enabled POS devices. MoneyPak is offered in all of the retail locations where our GPR cards are sold. MoneyPak is a cash reload product that we market on a display like our Green Dot-branded GPR cards. Cash reloads using a MoneyPak involve a two-step process: consumers pay the cashier the desired amount to be reloaded, plus a service fee, and then go online or call a toll-free number to submit the MoneyPak number and add the funds to a GPR card or other account, such as a PayPal account. Alternatively, at many retail locations, consumers can add funds directly to their Green Dot-branded and co-branded cards at the point of sale through a POS swipe reload transaction. Unlike a MoneyPak, these POS swipe reload transactions involve a single-step process: consumers pay the cashier the desired amount to be reloaded, plus a service fee, and funds are reloaded onto the GPR card at the point of sale without further action required on the part of the consumer.

Our Proprietary Technology Platform — Green PlaNET

Green PlaNET is our proprietary technology platform that enables our network participants to communicate with us in a real-time, secure environment. Green PlaNET is a centralized, client-server based processing system that gives us the ability to centrally develop and distribute product applications, manage customer accounts, authorize, process and settle transactions, ensure security and regulatory compliance, and provide customer services across a variety of points of contact and technologies.

Green PlaNET enables Green Dot cardholders to activate and use their card accounts for a variety of transactions, such as cash loads and online bill payments. Green PlaNET also provides a single and secure point of integration for all our network participants, enabling them to communicate with us and our customers and facilitating the initiation, authorization and settlement of transactions.

Green PlaNET has the following components:

•	The Green PlaNET front-end processing system communicates with the host systems of retail distributors and network acceptance members through a proprietary application programming interface, or API, and runs a variety of software applications that facilitate the purchase of a card at a retail location as well as the loading of cash onto a card or MoneyPak. It engages in real-time transaction verification so that cards do not exceed applicable limits, thus ensuring compliance with our anti-money laundering program.

•	The Green PlaNET back-end processing system runs a variety of software applications that enable the activation, daily use and maintenance of our cardholder accounts. It executes a variety of transaction-enabling processes and initiates several customer verification modules, such as internally developed anti-money laundering, “Know Your Customer” and Office of Foreign Assets Control requirements, and external data requests from outsourced vendors, such as Experian and LexisNexis, that together ensure compliance with all federal requirements for the opening of a new account. It interfaces with our database to generate account statements and initiate account notification communications, such as emails and text messages. It also interacts with the systems of other processors and executes back-end batch processes, such as transaction fee calculations, charge-back transactions, retailer invoicing and account write-offs, that facilitate the daily accounting, reconciliation and settlement of transactions and account activity. In addition, the Green PlaNET back-end processing system houses a variety of security applications that provide customer and card data encryption, fraud monitoring, information security administration and firewalls that protect the Green PlaNET infrastructure.

•	The Green PlaNET customer-facing systems include a service processing system and various communication systems. The Green PlaNET service processing system includes several customer relationship management software applications that operate a variety of support services, providing real-time account history access and pending transaction data, contact information, personal identification number request and issuance services and balance inquiry applications. It also enables consumers to direct cash transfers using our MoneyPak product. In addition, Green PlaNET provides our consumers, retail distributors and network acceptance members with the ability to communicate with us and access accounts using a variety of technologies. These technologies integrate with our customer care applications and allow us, among other things, to address customer inquiries and automatically prompt customer support agents to sell upgrades and make cross-sales. We have also integrated Green PlaNET with our website, www.greentdot.com, to provide a full range of interactive services, including online card sales, full activation and personalization services, electronic funds transfers, and access to account histories and management services.

Sales and Marketing

The primary objective of our sales and marketing efforts is to educate consumers on the utility of our products and related services in order to generate demand, and to instruct consumers on where they may purchase our products and services. We accomplish this objective through various types of consumer-oriented marketing and advertising and by expanding our group of retail distributors to gain access to additional customers.

Marketing to Consumers

We believe that our marketing efforts to consumers are fundamental to the success of our business. We market our products to a broad group of consumers, ranging from never-banked to fully-banked consumers. We are focusing our current sales and marketing efforts on customer acquisition, enhancing our brand and image, building market awareness of our products, improving cardholder retention and increasing card usage. To achieve these objectives, we highlight to consumers the core benefits of our products, which we believe are affordability, access to funds, utility, convenience, transparency and security.

Our marketing campaigns involve creating a compelling in-store presence and conducting television advertising, retailer promotions such as newspaper inserts and circulars, online advertisements, and co-op advertising with select retail distributors. We focus on raising brand awareness while educating our customers.

We also design, and provide to our retail distributors for use in their stores, innovative packaging and in-store displays that we believe generate consumer interest and differentiate our products from other card products on their racks. Our packaging and displays help ensure that our products are promoted in a consistent, visual manner that is designed to invite consumers to browse and learn about our products, and thus to increase our sales opportunities. This packaging is designed to establish a connection with consumers, which we believe increases the likelihood that they will buy our products.

We employ a number of strategies to improve cardholder retention and increase card usage. These strategies are based on research we conduct on an ongoing basis to understand consumer behavior and improve consumer loyalty and satisfaction. For example, we use our points of contact with customers (e.g., our website, email, IVR and mobile applications) to educate our customers and promote new card features. We also provide incentives for behaviors, such as cash reloading, establishing payroll direct deposit and making frequent purchases with our cards, that we believe increase cardholder retention.

Marketing to Retail Distributors

When marketing to potential new retail distributors, we highlight the key benefits of our products, including our national brand, our in-store presence and merchandising expertise, our cash reload network, the profitability to them of our products and our commitment to national television and other advertising. In addition, we communicate the peripheral benefits of our products, such as their ability to generate additional foot traffic and sales in their stores.

Marketing to Our Network Acceptance Members

We market our reload network to a broad range of banks, third-party processors, program managers and others that have uses for our reload network’s cash transfer technology. When marketing to potential network acceptance members, we highlight the key benefits of our cash loading network, including the breadth of our retail distributors and distribution capabilities, our leadership position in the industry, the profitability to them of our products, consumer satisfaction and our commitment to national television and other advertising and marketing support.

Customer Service

We provide customer service for all GPR card and gift card programs that we manage and for MoneyPak on a 24-hour per day, 365-day per year basis, primarily through third-party service providers in Guatemala and the Philippines, and also through our staff in the United States. All card activations, reloads, support and lost/stolen inquiries are handled online and through various toll-free numbers at these locations. We also operate our own call center at our headquarters for handling customer and corporate escalations. Customer service is provided in both English and Spanish.

Competition

We operate in highly competitive and still developing markets, which we expect to become increasingly competitive in the future. In addition to the direct competitors described below, we compete for access to retail distribution channels and for the attention of consumers at the retail level.

Prepaid Card Issuance and Program Management

We compete against the full spectrum of providers of GPR cards. We compete with traditional providers of financial services, such as banks that offer demand deposit accounts and card issuers that offer credit cards, private label retail cards and gift cards. Many of these institutions are substantially larger and have greater resources, larger and more diversified customer bases and greater brand recognition than we do. Many of these companies can also leverage their extensive customer bases and adopt aggressive pricing policies to gain market share. Our primary competitors in the prepaid card issuance and program management market are traditional credit, debit and prepaid card account issuers and prepaid card program managers like First Data, Netspend, AccountNow, PreCash, Rush Card, Western Union and MoneyGram. Our Green-Dot branded cards also compete with our co-branded GPR cards, such as the Walmart MoneyCard.

We believe that the principal competitive factors for the prepaid card issuance and program management market include:

•	breadth of distribution;

•	brand recognition;

•	the ability to reload funds;

•	compliance and regulatory capabilities;

•	enterprise-class and scalable IT;

• customer support capabilities; and

•	pricing.

We believe our products compete favorably on each of these factors.

Reload Networks

While we believe our Green Dot Network is the leading reload network in the United States, a growing number of companies are attempting to establish and grow their own reload networks. In this market, new companies, or alliances among existing companies, may be formed that rapidly achieve a significant market position. Many of these companies are substantially larger than we are and have greater resources, larger and more diversified customer bases and greater name recognition than we do. Our primary competitors in the reload services market are: Visa, MasterCard, Western Union, MoneyGram, Blackhawk and Netspend. Visa and MasterCard each have broad brand recognition and a large base of merchant acquiring and issuing banks. Western Union, MoneyGram, Blackhawk and Netspend each have a national network of retail and/or agent locations. In addition, we compete for consumers and billers with financial institutions that provide their retail customers with billing, payment and funds transfer services. Many of these institutions are substantially larger and have greater resources, larger and more diversified customer bases and greater brand recognition than we do.

We believe that the principal competitive factors for reload network services include:

•	the number and quality of retail locations;

•	brand recognition;

•	product and service functionality;

•	number of cardholders and customers using the service;

•	reliability of the service;

•	retail price;

•	enterprise class and scalable IT;

•	ability to integrate quickly with multiple payment platforms and distributors;

• customer support capabilities; and

•	compliance and regulatory capabilities.

We believe the Green Dot Network competes favorably on each of these factors.

Prepaid Card Distribution

We compete against the full spectrum of prepaid card distributors and third-party processors that sell competing prepaid card programs through retail and online channels. Many of these institutions are substantially larger and have greater resources, larger and more diversified customer bases and greater brand recognition than we do. Many of these companies can also leverage their extensive customer bases and adopt aggressive pricing policies to gain market share. As new payment methods are developed, we also expect to experience competition from new entrants. Our primary competitors in the market for prepaid cards are: InComm, Blackhawk, First Data, Netspend and AccountNow. In addition, we face potential competition from Western Union, MoneyGram and a number of retail banks if they enter these markets.

We believe that the principal competitive factors for the prepaid card distribution market include:

•	brand recognition with consumers and retailers;

•	the ability to reload funds;

•	ability to develop and maintain strong relationship with retail distributors;

•	compliance and regulatory capabilities;

•	pricing; and

•	large customer base.

We believe our products compete favorably on each of these factors.

Intellectual Property

We rely on a combination of trademark and copyright laws and trade secret protection in the United States, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our products and services.

We own several trademarks, including Green Dot, MoneyPak and the Green Dot logo. These assets are essential to our business. Through agreements with our network acceptance members, retail distributors and customers, we authorize and monitor the use of our trademarks in connection with their activities with us.

We have one patent application under consideration in the United States related to the retail packaging of our cards.

Regulation

Compliance with legal and regulatory requirements is a highly complex and integral part of our day-to-day operations. Our products and services are generally subject to federal, state and local laws and regulations, including:

•	anti-money laundering laws;

•	money transfer and payment instrument licensing regulations;

•	escheatment laws;

•	privacy and information safeguard laws;

•	bank regulations; and

•	consumer protection laws.

These laws are often evolving and sometimes ambiguous or inconsistent, and the extent to which they apply to us or our issuing banks, retail distributors, network acceptance members or third-party processors is at times unclear. Any failure to comply with applicable law — either by us or by the issuing banks, retail distributors, network acceptance members or third-party processors, over which we have limited legal and practical control — could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties and the suspension or revocation of a license or registration required to sell our products and services. See “Risk Factors” for additional discussion regarding the potential impacts of failure to comply.

We continually monitor and enhance our compliance program to stay current with the most recent legal and regulatory changes. We also continue to implement policies and programs and to adapt our business practices and strategies to help us comply with current legal standards, as well as with new and changing legal requirements affecting particular services or the conduct of our business generally. These programs include dedicated compliance personnel and training and monitoring programs, as well as support and guidance to our retail distributors and network acceptance members on compliance programs.

Anti-Money Laundering Laws

Our products and services are generally subject to federal anti-money laundering laws, including the Bank Secrecy Act, as amended by the USA PATRIOT Act, and similar state laws. On an ongoing basis, these laws require us, among other things, to:

•	report large cash transactions and suspicious activity;

•	screen transactions against the U.S. government’s watch-lists, such as the watch-list maintained by the Office of Foreign Assets Control;

•	prevent the processing of transactions to or from certain countries, individuals, nationals and entities;

•	identify the dollar amounts loaded or transferred at any one time or over specified periods of time, which requires the aggregation of information over multiple transactions;

•	gather and, in certain circumstances, report customer information;

•	comply with consumer disclosure requirements; and

•	register or obtain licenses with state and federal agencies in the United States and seek registration of our retail distributors and network acceptance members when necessary.

Anti-money laundering regulations are constantly evolving. We continuously monitor our compliance with anti-money laundering regulations and implement policies and procedures to make our business practices flexible, so we can comply with the most current legal requirements. We cannot predict how these future regulations might affect us. Complying with future regulation could be expensive or require us to change the way we operate our business.

We are voluntarily registered with the Financial Crimes Enforcement Network as a money service business. We are also required to establish anti-money laundering compliance programs that include: (i) internal policies and controls; (ii) designation of a compliance officer; (iii) ongoing employee training and (iv) an independent review function. We have developed and deployed compliance programs comprised of policies, procedures, systems and internal controls to monitor and address various aspects of legal requirements and developments. To assist in managing and monitoring money laundering risks, we continue to enhance our anti-money laundering compliance program. We offer our services largely through our retail distributor and network acceptance member relationships. We have developed an anti-money laundering training manual and a program to assist in educating our retail distributors on the applicable anti-money laundering laws and regulations.

Money Transfer and Payment Instrument Licensing Regulations

We are subject to money transfer and payment instrument licensing regulations. We have obtained licenses to operate as a money transmitter in 39 U.S. jurisdictions. The remaining U.S. jurisdictions either do not currently regulate money transmitters or we have received a regulatory determination or a legal interpretation that the money services laws of that jurisdiction do not require us to obtain a license in connection with the conduct of our business. As a licensee, we are subject to certain restrictions and requirements, including reporting, net worth and surety bonding requirements and requirements for regulatory approval of controlling stockholders, agent locations and consumer forms and disclosures. We are also subject to inspection by the regulators in the jurisdictions in which we are licensed, many of which conduct regular examinations.

In addition, we must at all times maintain “permissible investments” in an amount equivalent to all “outstanding payment obligations.” While, technically, the outstanding payment obligations represented by the balances on our card products are liabilities of the issuing bank and not us, it is possible that some states will require us to maintain permissible investments in an amount equal to the outstanding payment obligations of the bank that issues our cards. The types of securities that are considered “permissible investments” vary from state to state, but generally include cash and cash equivalents, U.S. government securities and other highly rated debt instruments.

Escheatment Laws

Unclaimed property laws of every U.S. jurisdiction require that we track certain information on our card products and services and that, if customer funds are unclaimed at the end of an applicable statutory abandonment period, the proceeds of the unclaimed property are remitted to the appropriate jurisdiction. We have agreed with the banks that issue our cards to manage escheatment law compliance with respect to our card products and services and have an ongoing program to comply with those laws. Statutory abandonment periods applicable to our card products and services typically range from three to seven years.

Privacy and Information Safeguard Laws

In the ordinary course of our business, we collect certain types of data, which subjects us to certain privacy and information security laws in the United States, including, for example, the Gramm-Leach-Bliley Act of 1999, or the GLB Act, and other laws or rules designed to regulate consumer information and mitigate identity theft. We are also subject to privacy laws of various states. These state and federal laws impose obligations with respect to the collection, processing, storage, disposal, use and disclosure of personal information, and require that financial institutions have in place policies regarding information privacy and security. In addition, under federal and certain state financial privacy laws, we must provide notice to consumers of our policies and practices for sharing nonpublic information with third parties, provide advance notice of any changes to our policies and, with limited exceptions, give consumers the right to prevent use and disclosure of their nonpublic personal information with unaffiliated third parties. Certain state laws may, in some circumstances, require us to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require us to notify state law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data. In order to comply with the privacy and information safeguard laws, we have confidentiality/information security standards and procedures in place for our business activities and with network acceptance members and our third-party vendors and service providers. Privacy and information security laws evolve regularly, requiring us to adjust our compliance program on an ongoing basis and presenting compliance challenges.

Bank Regulations

All of the GPR cards that we provide and the Walmart gift cards we service are issued by either a federally- or state-chartered bank. Thus, we are subject to the oversight of the regulators for and certain laws applicable to these issuing banks. These banking laws require us, as a servicer to the banks that issue the cards, among other things, to undertake compliance actions similar to those described under “– Anti-Money Laundering Compliance” above and to comply with the privacy regulations promulgated under the GLB Act as discussed under “– Privacy and Information Safeguard Regulations.”

In addition, we entered into a definitive agreement to acquire a bank holding company and its subsidiary commercial bank, and filed an application with the appropriate federal and state regulators seeking approval for this transaction. If the acquisition is completed, we would become a bank holding company under the Bank Holding Company Act and our consolidated business would be subject to the extensive supervision and examination of the Federal Reserve Board. Moreover, our new bank subsidiary would be subject to regulation and examination by a state banking regulator and, because its deposits will be insured by the FDIC, the FDIC.

The regulation of banks and bank holding companies is comprehensive, and involves regulatory oversight and examination of virtually every aspect of the activities and operations of such entities. While not an exhaustive list, Green Dot and our acquired subsidiary bank would be:

•	subject to periodic reporting requirements to state and federal banking agencies;

•	subject to periodic examinations by such agencies;

•	limited, in the case of Green Dot, to activities permissible for bank holding companies (generally activities closely related to the business of banking), and in the case of the subsidiary bank, to activities permissible for banks;

•	subject to consolidated capital requirements (in general, having to maintain ratios of capital to assets not less than 5% of assets and ratios of capital to risk-adjusted assets of not less than 10%);

•	subject to a panoply of consumer protection regulations governing any lending or deposit taking activities conducted by our acquired subsidiary bank;

•	required to assess and meet the credit needs of the communities in which the bank is located, including low- and moderate-income neighborhoods or otherwise meet the requirements of the Community Reinvestment Act of 1977; and

•	subject to extensive enforcement powers granted the banking agencies allowing them to institute cease and desist proceedings, impose civil money penalties or take certain other actions in the event we, our acquired subsidiary bank or any of our or its officers or directors engage in unsafe or unsound practices, violations of laws or regulations or certain other activities.

Our ability or our acquired subsidiary bank to engage in new activities, offer new products or provide products or services from new locations could be subject to limitations or restrictions imposed by the state or federal banking agencies. While we believe that the acquisition of the bank will provide us with important strategic advantages and that we will be able to operate and execute our business plan successfully in this regulated environment, state or federal banking agencies exercise a high degree of discretion in the implementation of the laws and regulations that would affect us as a bank holding company and our acquired subsidiary bank. Accordingly, there can be no assurance that we will realize the expected benefits of our pending bank acquisition.

The regulation and supervision of banks and bank holding companies will require us to incur additional compliance costs and other expenses. For example, our acquired subsidiary bank will be subject to assessments by the FDIC associated with deposit insurance, and the state banking department supervising the bank will likely impose periodic examination fees.

The U.S. Congress is considering various proposals relating to the activities and supervision of banks and bank holding companies, some of which could materially affect our operations and those of our acquired subsidiary bank. While there can be no assurance regarding the ultimate impact that adoption of these proposals will have on us, if the proposals are enacted, we expect that the benefits we expect to realize from our pending bank acquisition will be reduced.

Consumer Protection Laws

We are subject to state and federal consumer protection laws, including laws prohibiting unfair and deceptive practices, regulating electronic fund transfers and protecting consumer nonpublic information. We believe that we have appropriate procedures in place for compliance with these consumer protection laws, but many issues regarding our service have not yet been addressed by the federal and state agencies charged with interpreting the applicable laws.

Although not expressly required to do so under the Electronic Fund Transfer Act and Regulation E of the Federal Reserve Board, we disclose, consistent with banking industry practice, the terms of our electronic fund transfer services to consumers prior to their use of the service, provide 21 days’ advance notice of material changes, establish specific error resolution procedures and timetables, and limit customer liability for transactions that are not authorized by the consumer.

Card Associations

In order to provide our products and services, we, as well as the banks that issue our cards, must register with Visa and MasterCard and, as a result, are subject to card association rules that could subject us to a variety of fines or penalties that may be levied by the card association or network for certain acts or omissions. The banks that issue our cards are specifically registered as “members” of the Visa and/or MasterCard card associations. Visa and MasterCard set the standards with which we and the issuing banks must comply.

Employees

As of October 31, 2009, we had 256 employees, including 224 in general and administrative, 25 in sales and marketing and 7 in research and product development. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good. As of October 31, 2009, we also had arrangements with third-party call center providers in Guatemala and the Philippines that provided us with approximately 667 contractors for customer service and similar functions.

Facilities

We lease approximately 56,000 square feet in Monrovia, California for our corporate headquarters, pursuant to a noncancelable lease agreement for approximately 49,000 square feet that expires in September 2012 and a sub-lease agreement for approximately 7,000 square feet that expires in December 2011. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, and to our knowledge none is threatened.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 22, 2010:

Name	Age	Position(s)

Steven W. Streit	47	Chairman, President and Chief Executive Officer
Mark T. Troughton	41	President, Cards and Network
John L. Keatley	36	Chief Financial Officer
John C. Ricci	44	General Counsel and Secretary
William D. Sowell	44	Chief Operating Officer
Kenneth C. Aldrich*	71	Director
Timothy R. Greenleaf(1)	53	Director
Virginia L. Hanna(1)(2)(3)	59	Director
Michael J. Moritz(2)(3)	55	Director
William H. Ott, Jr.(1)	58	Director
W. Thomas Smith, Jr.(2)(3)	63	Director

*	Lead independent director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

Steven W. Streit is our founder, and has served as our President and a director since October 1999, our Chief Executive Officer since January 2001 and our Chairman since February 2010. He also served as our Secretary from October 1999 to April 2000 and as our Treasurer from October 1999 to April 2004. From 1983 to 1999, Mr. Streit worked in the radio broadcasting industry, including serving as a Vice President of Programming at AMFM, a publically-traded radio broadcast group.

Mark T. Troughton has served as our President, Cards and Network, since February 2007. From June 2003 to July 2004, he served as our Executive Vice President, Business Development, and from July 2004 to February 2007, he served as our Chief Operating Officer and Executive Vice President of Corporate Strategy. Prior to joining Green Dot, Mr. Troughton was Vice President, Marketplace Services for Quadrem.com, an Internet procurement company. Mr. Troughton’s prior experience also includes his four-year tenure at McKinsey & Company, a management consulting firm, where he served in various capacities, including most recently as Engagement Manager. Mr. Troughton started his career as a Chartered Accountant and entrepreneur in South Africa. He holds a BCom, a BCom (Hons) and an MCom, each in finance, accounting or related subjects, from the University of Cape Town (South Africa).

John L. Keatley has served as our Chief Financial Officer since October 2006. From May 2005 to October 2006, he served as our Vice President, Finance, and from August 2004 to May 2005, he served as our Director, Financial Planning & Analysis. Prior to joining Green Dot, Mr. Keatley served in various positions at McKinsey & Company, a management consulting firm, from October 2001 to July 2004, most recently as Engagement Manager. Mr. Keatley holds an A.B. in physics from Princeton University and an M.B.A. from Harvard Business School.

John C. Ricci has served as our General Counsel since June 2004. From April 2003 to June 2004, he served as our Director of Legal Affairs. Prior to joining Green Dot, Mr. Ricci was an associate at the law firm of Strategic Law Partners, LLP from November 1999 to June 2002. Mr. Ricci began his career as an attorney in the Enforcement Division of the SEC. Mr. Ricci holds a B.A. in economics and political science from the University of California at San Diego and a J.D. from Loyola Law School.

William D. Sowell has served as our Chief Operating Officer since March 2009. Prior to joining Green Dot, Mr. Sowell served in a number of positions at GE Money, a financial services company, from March 1998 to January 2006, most recently as Vice President, Prepaid Products. From May 1998 to March 2000, Mr. Sowell served as a Master Black Belt (Vice President, Quality) at GE Mortgage Services, a mortgage servicing company. Mr. Sowell holds a B.S. in electronic engineering technology from East Tennessee State University and an M.B.A. from Southern Methodist University.

Kenneth C. Aldrich has served on our board of directors since January 2001. Mr. Aldrich is currently Chairman of the Board of International Stem Cell Corporation, a biotechnology company focused on developing therapeutic and research products through a proprietary stem cell technology. He has served in that position since January 2008 and previously from January 2001 through June 2006. Mr. Aldrich has also served as President of The Aldrich Company, a real estate investment firm, since June 1975, and on the board of directors of WaveTec Vision Systems, Inc. since January 1999. Mr. Aldrich previously served on the boards of directors of Encode Bio, Inc. and International Stem Cell Corporation. Mr. Aldrich holds an A.B. in history and literature from Harvard University and a J.D. from Harvard Law School.

Timothy R. Greenleaf has served on our board of directors since January 2001. Mr. Greenleaf has been the Managing Director of Fairmont Capital, Inc., a private equity firm with a focus on investments in middle-market consumer-related businesses, since January 1999. Previously, Mr. Greenleaf was a partner at the law firm of Fulbright & Jaworski L.L.P., specializing in mergers and acquisitions, and tax and corporate structuring. Mr. Greenleaf has served on a number of other boards of directors, including Fairmont Capital, Garden Fresh Restaurant Corp. (Souplantation) and Shari’s Management Corp. Mr. Greenleaf holds a dual B.A. in administrative studies and political science from the University of California at Riverside, a J.D. from Loyola Law School and an L.L.M. in taxation from New York University Law School.

Virginia L. Hanna has served on our board of directors since April 2002. Ms. Hanna has served as the President and Chief Executive Officer of Hanna Capital Management, Inc., a business management firm, since March 1998, as a Managing Member of Hanna Ventures, LLC, a venture capital firm, since April 1999, and as CEO, President, and Managing Member of Hanna Energy, LLC, an energy consulting firm since December 2009. From 1996 to April 1997, Ms. Hanna was Treasurer and Director of Investor Relations at Intuit Inc. Ms. Hanna served as the Vice President and Treasurer of The Vons Companies, Inc. from 1985 to 1995. Ms. Hanna holds a B.A. in liberal arts from the University of Illinois and an M.B.A. in finance from DePaul University.

Michael J. Moritz has served on our board of directors since February 2003. Mr. Moritz has been a Managing Member of Sequoia Capital since 1986. He has previously served as a director of a variety of companies including Flextronics Ltd., Google Inc., PayPal, Inc., Red Envelope, Inc., Saba Software, Inc., Yahoo! Inc. and Zappos.com, Inc. Mr. Moritz holds an M.A. in modern history from Christ Church, Oxford.

William H. Ott, Jr. has served on our board of directors since January 2010. Since 2003, Mr. Ott has served as the President of PEAC Ventures, Inc., a corporate advisory and consulting firm. From 2002 to 2003, Mr. Ott served as the Chief Operating Officer of Visa U.S.A. Inc. From 1998 to 2002, Mr. Ott served as Group Executive in charge of retail, small business, card services, mortgage and consumer banking, as well as marketing, advertising and operations, for St. George Bank, a commercial bank based in Sydney, Australia. He serves as an advisor to the Ethics and Compliance Officer Association. Mr. Ott previously served as Chairman of E*TRADE Bank and as a director of CashCard Australia. Mr. Ott holds a B.A. in English from San Jose State University and an M.B.A. from Santa Clara University.

W. Thomas Smith, Jr. has served on our board of directors since April 2001. Mr. Smith founded Total Technology Ventures, LLC, a venture capital firm, and has been its Managing Director since April 2000. Mr. Smith retired from IBM in 2000 after 30 years of service. Mr. Smith also serves on the boards of directors of numerous private companies, including ALI Solutions, E-Duction, Inc. and Silverpop. Mr. Smith holds a B.S. in industrial management from The Georgia Institute of Technology and completed the executive program at Dartmouth College’s Amos Tuck School of Business.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Under our restated bylaws, our board of directors may set the authorized number of directors. Our board of directors currently consists of seven members. Upon the completion of this offering, our Class A common stock will be listed on the NYSE. The rules of the NYSE require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. Our board of directors has determined that the following six members of our board of directors are currently independent as determined under the rules of the NYSE: Messrs. Aldrich, Greenleaf, Moritz, Ott and Smith and Ms. Hanna.

Pursuant to an investors’ rights agreement, as amended through February 2010, Messrs. Aldrich, Greenleaf, Moritz, Ott, Smith and Streit and Ms. Hanna were designated to serve as members of our board of directors. Pursuant to that agreement, Messrs. Aldrich, Ott and Smith and Ms. Hanna were selected as the representatives of our preferred stock, as a class. Mr. Moritz was selected as the representative of our Series C, C-1 and C-2 Preferred Stock and the remaining members of our board of directors were selected by all of the holders of our common stock. Our currently serving members of the board will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock, despite the fact that the investors’ rights agreement will terminate upon the completion of this offering.

Our board of directors is divided into three classes of directors who serve staggered three-year terms, as follows:

•	Class I directors are Messrs. Ott and Smith (current terms expiring in 2011);

•	Class II directors are Mr. Aldrich and Ms. Hanna (current terms expiring in 2012); and

•	Class III directors are Messrs. Greenleaf, Moritz and Streit (current terms expiring in 2013).

At each annual meeting of our stockholders, successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes serving for the remainder of their respective terms.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Following the completion of this offering, copies of the charters for each committee will be available without charge, upon request in writing to Green Dot Corporation, 605 East Huntington Drive, Suite 205, Monrovia, California 91016, Attn: General Counsel or on the investor relations portion of our website, www.greendot.com. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Mr. Greenleaf, who is the chair of the audit committee, and Ms. Hanna and Mr. Ott. The composition of our audit committee meets the requirements for independence under the current NYSE and SEC rules and regulations. Each member of our audit committee is financially literate as required by current NYSE listing standards. In addition, our board of directors has determined that Mr. Greenleaf is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee recommended, and our board of directors adopted, an amended and restated charter for our audit committee, which will be posted on the investor relations portion of our website, www.greendot.com, following the completion of this offering. Our audit committee, among other things:

•	oversees our corporate accounting and financial reporting process;

•	appoints, compensates, retains and oversees the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company, including:

•	selection of our independent registered public accounting firm to audit our consolidated financial statements;

•	evaluation of our independent registered public accounting firm’s qualifications, independence and performance;

•	review and approval of the scope of the annual audit and quarterly review services;

•	discussion with management and our independent registered public accounting firm regarding the results of the annual audit and the review of our quarterly consolidated financial statements;

•	approval or pre-approval, as required by SEC and other applicable rules and regulations, of the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services; and

•	monitoring of the rotation of partners of our independent registered public accounting firm on our company’s audit engagement team as required by law;

•	reviews our critical accounting policies and estimates;

•	establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	considers the adequacy of our internal control over financial reporting;

•	oversees our internal audit function; and

•	annually reviews the audit committee charter and the audit committee’s performance.

The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE.

Compensation Committee

Our compensation committee is comprised of Mr. Smith, who is the chair of the compensation committee, and Ms. Hanna and Mr. Moritz. The composition of our compensation committee meets the requirements for independence under the current NYSE and SEC rules and regulations. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors adopted a charter for our compensation committee, which will be posted on the investor relations portion of our website, www.greendot.com, following the completion of this offering. Our compensation committee, among other things:

•	reviews and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

The nominating and governance committee is comprised of Ms. Hanna, who is the chair of the nominating and governance committee, and Messrs. Moritz and Smith. The composition of our nominating and governance committee meets the requirements for independence under the current NYSE and SEC rules and regulations. The nominating and governance committee recommended, and our board of directors adopted a charter for our nominating and governance committee, which will be posted on the investor relations portion of our website, www.greendot.com, following the completion of this offering. Our nominating and governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding composition of the board and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

Since August 1, 2008, the following directors and former directors have at one time been members of our compensation committee: Messrs. Moritz and Smith, Ms. Hanna and a former director, Donald B. Wiener. None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Preferred Stock Financings

In December 2008, entities associated with Sequoia Capital purchased 1,181,818 shares of Series C-2 Preferred Stock. Mr. Moritz was then and is currently a General Partner of Sequoia Capital.

Warrant Exercises

In November 2006, Mr. Wiener exercised warrants to purchase 224,132 shares of our Class B common stock for his own account and on behalf of a number of individuals who have appointed him to be their attorney-in-fact with respect to certain matters related to interests in our capital stock.

In March 2007, David W. Hanna, Trustee, David William Hanna Trust dated October 30, 1989 exercised warrants to purchase 145,348 shares of our Class B common stock. Mr. Hanna is the spouse of Virginia L. Hanna.

Director Compensation

The following table provides information for the fiscal year ended July 31, 2009 regarding all plan and non-plan compensation awarded to, earned by or paid to each non-employee who served as a director for some portion or all of that year. In fiscal 2009, none of our directors received compensation for his or her services as a director except the chairman of our audit committee, who received an equity award, with a grant date fair value of $39,990, for serving in that role. Other than reimbursement of reasonable travel and related expenses incurred by non-employee directors in connection with their attendance at meetings of our board of directors and its committees, we did not pay any other fees or make any equity or non-equity awards to or pay any other compensation to our non-employee directors in fiscal 2009.

Name	Stock Awards

Kenneth C. Aldrich	—
Timothy R. Greenleaf	$39,990	(1)
Virginia L. Hanna	—
Michael J. Moritz	—
William H. Ott, Jr.(2)	—
W. Thomas Smith, Jr.	—
Michael S. Fisher*	—
Donald B. Wiener*	—

*	Former director.

(1)	Represents the grant date fair value of 3,720 fully-vested shares of our common stock that were issued to Mr. Greenleaf as compensation for his services as chairman of the audit committee on December 11, 2008 under our 2001 Stock Plan.

(2)	Mr. Ott was appointed to our board of directors after the completion of fiscal 2009 and did not receive any compensation for fiscal 2009.

In December 2009, we began to compensate our non-employee directors with a combination of cash and equity awards. Each non-employee director will receive annual base compensation of $20,000 and $3,000 per meeting day attended. In addition, each non-employee director who is not affiliated with a holder of our preferred stock prior to completion of this offering will receive an initial equity award of an option to purchase 17,000 shares of our Class B common stock or, if awarded after completion of this offering, Class A common stock. In addition, the chairperson of our audit committee will receive annual cash compensation of $40,000 for serving in that role. Other members of the audit committee will also receive annual cash compensation of $5,000 for serving on our audit committee, provided they are not affiliated with a holder of our preferred stock prior to completion of this offering.

In February 2010, in connection with his appointment to our board of directors, we awarded Mr. Ott an option to purchase 17,000 shares of our Class B common stock, with an exercise price of $25.00 per share. This award had a grant date fair value of $220,660.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes and analyzes our compensation program for the five executive officers who are identified in the “Summary Compensation Table” below (our “named executive officers”). For fiscal 2009, our named executive officers were:

•	Steven W. Streit, Chairman, President and Chief Executive Officer, or CEO;

•	Mark T. Troughton, President, Cards and Network;

•	John L. Keatley, Chief Financial Officer;

•	John C. Ricci, General Counsel and Secretary; and

•	William D. Sowell, Chief Operating Officer.

Compensation Philosophy and Objectives

Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	link compensation to company performance and individual achievement;

•	link specific cash-based elements of compensation to our near-term financial performance; and

•	align the interests of our executive officers and those of our stockholders by providing our executive officers with long-term incentives to increase stockholder value.

We have endeavored to create an executive compensation program that provides a mix of short-term and long-term payments and awards, cash payments and equity awards, and fixed and variable payments and awards that we believe appropriately motivates our executive officers and discourages them from taking excessive or unnecessary risks. We view these components of compensation as related but distinct. Although our compensation committee considers the value of total compensation of our executive officers, neither our board of directors nor our compensation committee believes that significant compensation derived from one component of compensation should negate or reduce compensation derived from other components. Except as described below, neither our compensation committee nor our board of directors has adopted any formal or informal policies or guidelines for allocating total target compensation between short-term and long-term compensation, between cash payments and equity awards or between fixed and variable payments and awards. However, in general, our compensation committee and our board of directors believe a significant portion of the value of total target compensation for each named executive officer should be in the form of performance-based compensation. In addition, our compensation committee and our board of directors strive to keep cash compensation at a competitive level while providing executive officers with the opportunity to be well rewarded through equity awards if our company performs well over time.

From time to time, special business conditions may warrant additional compensation to attract, retain or motivate executive officers. Examples of these conditions include the need to recruit or retain individuals with specific or unique talents, and to recognize exceptional contributions. In these situations, we consider our business needs and the potential costs and benefits of special rewards. For instance, in fiscal 2009, we awarded Mr. Sowell a housing and travel allowance under his offer letter.

Historical Compensation Decision Process

Our compensation committee oversees the compensation of our named executive officers and our executive compensation programs and initiatives. Our compensation committee typically reviews executive officer compensation, both base salary levels and the target levels for variable cash incentive awards, following the end of each fiscal year. In connection with this review, our compensation committee considers any input it may receive from our CEO (with respect to executive officers other than himself) to evaluate the performance of each executive officer and sets each executive officer’s total target cash compensation for the current year based on this review and the other factors described below. We pay cash incentive awards under our management cash incentive plan, which is designed to compensate our named executive officers for their contribution to achieving semi-annual financial goals contained in our company financial plan, as explained in further detail below. This plan informally resets each year when our board of directors approves our company financial plan for the next fiscal year unless and until our compensation committee or our board of directors determines otherwise. In connection with its annual review and any reviews that occur during the fiscal year, our compensation committee also recommends to our board of directors any equity compensation to be awarded to the named executive officers. Authority to make equity award grants to our named executive officers currently rests with our board of directors.

We have based most, if not all, of our prior compensation determinations, including those made for fiscal 2009, on a variety of factors, including our performance, financial condition and available resources, individual performance, our need for a particular position to be filled and the recommendations of our CEO (other than with respect to his own compensation). In addition, we have based our prior compensation determinations on our compensation committee’s and/or our board of directors’ evaluation of the competitive market based on their respective members’ experience with other companies and the competitive market, compensation survey data available from outside sources and, to a lesser degree, the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. Although our compensation committee members refer to compensation survey data, they do not formally benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data. Substantially all of our compensation committee’s discussions and decisions about executive compensation occur outside of formal meetings through e-mails and other informal communications. In establishing compensation for executive officers other than our CEO, our compensation committee gives weight to the recommendations of our CEO, which are communicated to the chair of our compensation committee, but final decisions about the compensation of our named executive officers are typically made solely by our compensation committee.

We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as we gain experience operating as a public company. Accordingly, the compensation paid to our named executive officers for fiscal 2009 is not necessarily indicative of how we will compensate our named executive officers following this offering.

Elements of Compensation

Our current executive compensation program consists of the following primary components:

•	base salary;

•	variable and other cash incentive awards linked to corporate and/or individual objectives; and

•	periodic grants of long-term equity-based awards.

Base Salary.  We seek to provide each member of our senior management with a base salary that is appropriate for his roles and responsibilities, and that provides him with a level of income stability. Our compensation committee reviews the base salaries of our executive officers annually, with significant input from our CEO, to determine whether any adjustment is warranted. In considering a base salary adjustment, our compensation committee considers our company’s overall performance and the executive officer’s performance, individual contribution, changes in responsibilities and prior experience. Our compensation committee may also take into account the executive officer’s current salary and equity ownership and the amounts paid to other executive officers of our company. Our compensation committee relies upon its members’ experience with the compensation practices of other companies, compensation survey data available from outside sources and its members’ familiarity with the competitive market.

For fiscal 2009, we determined the base salaries of each named executive officer by evaluating our company’s overall performance and his performance, contributions and prior experience. Our compensation committee made its compensation decisions for fiscal 2009 based on its subjective judgment taking into account the available information, including our CEO’s recommendations and the experience of the members of our compensation committee with the compensation practices of other companies, compensation survey data available from outside sources and their familiarity with the competitive market. After careful consideration, in October 2008, our compensation committee increased the base salaries of Messrs. Keatley, Ricci and Troughton by $50,000 (to $300,000), $25,000 (to $275,000) and $50,000 (to $350,000), respectively. Our compensation committee made these adjustments to make these base salaries more competitive with those of other companies and to compensate these named executive officers for increased responsibilities associated with our company’s growth. Consistent with his request, Mr. Streit did not receive a base salary increase. Our compensation committee believed Mr. Streit’s then-current salary level was competitive, and his salary, together with his equity ownership in our company and vested stock option awards, would serve as an effective means of retaining and incentivizing him.

In connection with the hiring of Mr. Sowell as our Chief Operating Officer in March 2009, we negotiated an employment arrangement with him that provided for an annual base salary of $235,000. In negotiating and setting Mr. Sowell’s base salary, we offered him the amount of compensation we believed was necessary to attract a qualified candidate, taking into account the other cash compensation and personal benefits offered, including Mr. Sowell’s $4,000 per month housing and travel allowance. See “– Other Executive Benefits and Perquisites” for a description of this benefit. In July 2009, we increased Mr. Sowell’s base salary by $50,000 (to $285,000) in recognition of the fact that Mr. Sowell’s responsibilities within our company were greater than originally anticipated and to achieve internal equity among our named executive officer team.

The actual base salaries paid to our named executive officers in fiscal 2009 are set forth in the “Summary Compensation Table” below.

Cash Incentive Awards.  We utilize cash bonuses to incentivize our executive officers to achieve company and/or individual performance goals on a semi-annual basis, and to reward extraordinary accomplishments. We establish bonus targets for variable cash incentive awards annually, following the end of the fiscal year, and we pay bonuses following the applicable performance period (i.e., the first and second halves of each fiscal year). Each executive officer’s target bonus amount is a pre-determined amount that is intended to provide a competitive level of compensation if the executive officer achieves his performance targets. Performance targets consist of one or more company performance objectives and/or individual objectives established by our CEO for the particular executive officer. In general, we use performance targets to ensure that our executive compensation program aligns the interests of each of the named executive officers with those of our stockholders and that we provide the named executive officers with incentives to maximize their efforts throughout the year. Our annual variable cash incentive awards are intended to compensate our named executive officers for their contribution to achieving semi-annual financial goals contained in our company financial plan and for success in meeting any individual performance objectives. We determine the actual bonus award for each named executive officer according to his level of achievement of his performance objectives. For more information about our variable cash incentive awards, see “– FY2009 Management Cash Incentive Compensation Plan” below.

Our compensation committee may grant non-plan cash incentive awards at any time during the fiscal year to reward an executive officer who accomplishes pre-established extraordinary or nonrecurring business objectives on behalf of our company. To date, the compensation committee has granted these awards infrequently. In October 2008, our compensation committee approved a $50,000 award to Mr. Troughton, conditioned upon his success at securing a key commercial agreement on acceptable terms. We paid Mr. Troughton this amount in full in January 2009 pursuant to the terms of the award.

The actual cash incentive awards paid to our named executive officers in fiscal 2009, as determined in accordance with our management cash incentive compensation plan (described below) or otherwise, are set forth in the “Summary Compensation Table” below under the column captioned “Non-Equity Incentive Plan Compensation.”

FY2009 Management Cash Incentive Compensation Plan.  We calculated all variable cash incentive awards under our FY2009 Management Cash Incentive Compensation Plan by multiplying the individual’s on-target bonus amount by the percentage of achievement of corporate objectives and, if applicable, by the percentage of achievement of individual objectives, or IOP. In keeping with past practice, in early fiscal 2009 we established no individual objectives for our named executive officers for any of the periods under the plan. In March 2009, we tied our new Chief Operating Officer’s cash incentive award to both corporate objectives and individual objectives, as explained below.

Target Bonus.  For fiscal 2009, our compensation committee set the annual on-target bonus amount for each executive officer at a value that it believed would provide a competitive level of compensation if the executive officer achieved his performance targets, based on its subjective judgment taking into account the available information, including our CEO’s recommendations and its members’ experience with the compensation practices of other companies, compensation survey data available from outside sources and its members’ familiarity with the competitive market. For fiscal 2009, the individual on-target bonus amounts for the named executive officers ranged from 15% to 36% of their respective base annual salaries. The on-target bonus amounts for our named executive officers for fiscal 2009 were as follows:

	On-Target
Executive Officer	Bonus Amount

Steven W. Streit	$75,000
Mark T. Troughton	100,000
John L. Keatley	100,000
John C. Ricci	100,000
William D. Sowell	28,471	(1)

(1)	Mr. Sowell’s annual on-target bonus amount was $70,500, prorated based on his date of hire of March 2, 2009. In connection with the hiring of Mr. Sowell as our Chief Operating Officer in March 2009, we negotiated an employment arrangement with him that provided for an on-target bonus amount equal to 30% of his base annual salary, which we believed was the level of variable cash incentive compensation required to attract qualified candidates and provide the candidate selected with appropriate incentives during his first year of service.

The actual on-target bonus amounts in each of the applicable semi-annual periods were 50% of the amounts stated above. As explained below, the actual amount of any variable cash incentive award paid to a named executive officer could be less than 100% of the applicable on-target bonus amount, depending on the percentage of achievement of corporate and individual objectives. The management cash incentive compensation plan provides that the amount of the actual bonus payment cannot exceed the on-target bonus amount.

Our board of directors approves a financial plan for our company for each fiscal year and, in practice, that action resets our management cash incentive plan for that year, establishing the corporate objective under the plan. For fiscal 2009, the bonuses were earned and paid semi-annually based upon attainment of the semi-annual goals contained in our company financial plan for profit before tax, or PBT, which is calculated by adding the amount of stock-based compensation to the amount of Income before income taxes reflected in our consolidated statements of income. PBT was originally chosen as the corporate objective under the plan because we believed it to be the best indicator of financial success and stockholder value creation for our company. We also believe that the focus on PBT as the corporate objective discourages inappropriate risk taking by our executives as it encourages them to take a balanced approach that focuses on corporate profitability. The PBT targets were set at levels that were intended to reward the named executive officers for achieving results that met our expectations. We believe that, to provide for an appropriate incentive effect, the goals should be such that to achieve 100% of the objective, the performance for the applicable period must be aligned with our company financial plan, and that named executive officers should not be rewarded for company performance that did not approximate our company financial plan. Accordingly, as discussed below, we would have paid our named executive officers nothing if the minimum achievement threshold level of a particular goal was not met, i.e., was less than 90% of the PBT target.

For the first and last six months of fiscal 2009, the PBT targets under the plan were $24.3 million (145% growth) and $36.4 million (69% growth), respectively, and actual results were $24.2 million (144% growth) and $42.4 million (96% growth), respectively. We determined that the company objective percentage was 100% for both periods, which under the above formula resulted in 100% of the awards being payable to the executive officer participants, subject to the impact of any individual objective(s) established for the participants.

We may also set individual objectives under our management cash incentive compensation plan to promote achievement of non-financial operational goals. According to the plan, these objectives should be:

•	directly or indirectly linked to our company’s achievement of its objectives;

•	aspirational – i.e., their achievement should represent a bonus-worthy accomplishment; and

•	linked to the executive officer’s job description and direct responsibilities.

For purposes of the formula contained in the FY2009 Management Cash Incentive Compensation Plan, we based the percentage of achievement of individual objectives on the degree to which each of the objectives is achieved, as determined by the assessments and recommendations of our CEO. Any particular individual objective that is achieved at less than 90% of the target for that objective will be counted as zero, causing the amount that has been allocated to the IOP for that objective to be zero and reducing the total IOP.

For fiscal 2009, our compensation committee determined not to establish individual objectives for our named executive officers other than our new Chief Operating Officer, Mr. Sowell, because it believed that, in general, their cash incentive compensation should be based solely on our financial performance. In October 2008, our compensation committee, to ensure internal equity among executive officers under the plan, approved a $50,000 non-plan incentive award to Mr. Troughton that was conditioned upon his success at securing a key commercial agreement on acceptable terms and that was paid in full in January 2009.

As a managerial decision, in connection with the commencement of the employment of our new Chief Operating Officer, Mr. Sowell, our CEO established individual objectives for Mr. Sowell under our FY2009 Management Cash Incentive Compensation Plan for the second half of fiscal 2009. The fiscal 2009 individual objectives of Mr. Sowell focused on operational objectives within his area of responsibility, including the re-launch of our Green Dot-branded GPR card, integration of PayPal as a network acceptance member and developing enterprise processes for coordinating new product development and assessing organizational risk. For the last six months of fiscal 2009, our CEO determined that Mr. Sowell achieved at least 90% of each of the individual objectives contained in his cash incentive award. This resulted in an IOP of 91.5%, which under the plan formula resulted in 91.5% of the on-target bonus award amount being payable to Mr. Sowell.

Long-Term Equity-Based Awards

We utilize equity awards, principally stock options, to ensure that our named executive officers have a continuing stake in our long-term success. Because we award our executive officers stock options with an exercise price equal to or greater than the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options vest and become exercisable at a rate of 25% of the shares subject to the option on the first anniversary of the grant date, with the remainder of the shares vesting monthly in equal installments over the next three years. Our board of directors believes that these features of the awards align the interests of our named executive officers with those of the stockholders because they create the incentive to build stockholder value over the long-term. In addition, equity awards improve our ability to attract and retain our executives by providing compensation that is competitive with market levels.

We typically grant stock options to executive officers upon hiring or promotion, in connection with a significant change in responsibilities, to recognize extraordinary performance, or to achieve internal equity. At least annually, our compensation committee and/or our board of directors review the equity ownership of our executive officers and consider whether to make additional awards. Typically, our board of directors determines to make equity awards upon the recommendation of our compensation committee. In making its recommendation or determination, our compensation committee or our board of directors (as applicable) takes into account, on a subjective basis, various factors. These factors include the responsibilities, past performance and anticipated future contributions of the executive officer, and the competitiveness of the executive’s overall compensation package, as well as the executive officer’s existing equity holdings, the extent to which these holdings are vested, the potential reward to the executive officer if the market value of our common stock appreciates, and the recommendations of our CEO. Frequently, the amount of each award is determined with reference to a specified percentage of equity ownership in our company that is deemed appropriate for the individual, based on the foregoing factors.

We grant stock options with an exercise price equal to or greater than the fair value of our stock on the applicable date of grant. During fiscal 2009, our board of directors determined the value of our common stock based on the methodologies and other relevant factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation.” Upon completion of this offering, we expect to determine fair value for purposes of stock option pricing based on the closing price of our common stock on the NYSE on the date of grant.

During fiscal 2009, our compensation committee reviewed equity compensation for the named executive officers and, with input from our CEO, determined that it was appropriate to provide additional incentive for Messrs. Keatley and Ricci to help us achieve our long-term growth objectives. Accordingly, in December 2008, upon the recommendation of our compensation committee, our board of directors approved grants of options to purchase 225,000 and 100,000 shares of our common stock to Messrs. Keatley and Ricci, respectively, each with an exercise price of $10.75 per share. The determination of the number of shares of our common stock underlying each stock option grant was made with reference to a specified percentage of equity ownership in our company based on our compensation committee’s recommendation in light of those individuals’ respective performances, equity ownership and level of vesting and the equity positions of our other named executive officers. Based on our compensation committee’s determination that the February 2008 stock option grants to Messrs. Streit and Troughton were providing them with sufficient incentive to help us achieve our long-term growth objectives, our compensation committee did not recommend and our board of directors did not grant awards of stock options to Messrs. Streit or Troughton in fiscal 2009. However, based on our CEO’s recommendation, our compensation committee converted the vesting terms of an option to purchase 400,000 shares of our common stock granted to Mr. Troughton in February 2008 from vesting conditioned upon our achievement of annual revenue goals to time-based vesting because, in view of our revenue growth during the first eight months of his vesting period and other factors, our board of directors determined that the performance goals were no longer necessary.

In connection with the hiring of Mr. Sowell in March 2009, we negotiated an employment arrangement with him that provided for an option to purchase 40,000 shares of our common stock, which our compensation committee believed was the level of compensation required to attract a qualified candidate and retain and provide him with incentives to perform as required over the duration of vesting of that award. In March 2009, our board of directors approved a grant of options to purchase 40,000 shares of our common stock to Mr. Sowell with an exercise price of $10.84 per share, pursuant to Mr. Sowell’s employment arrangement. In July 2009, our compensation committee recommended that our board of directors grant Mr. Sowell an option to purchase 100,000 shares of our common stock with an exercise price of $17.19. Our compensation committee made this recommendation based on our CEO’s recommendation and in recognition of the fact that Mr. Sowell’s responsibilities within our company were greater than originally anticipated, as well as to promote internal equity among our named executive officer team. This award was granted in August 2009.

In the case of each of the stock option grants described above, the exercise price of the stock options equaled 100% of the fair value on the date of grant in accordance with the terms of the 2001 Plan. Each stock option vests and becomes exercisable at a rate of 25% of the shares subject to the option on the first anniversary of the grant date, with the remainder of the shares vesting monthly in equal installments over the next three years. Each of these stock options has a ten-year term.

In general, our stock option grants to date have been made under our 2001 Stock Plan. We expect to adopt a new equity incentive plan. The 2010 Equity Incentive Plan will replace our 2001 Stock Plan and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees. See “Executive Compensation – Employee Benefit Plans” for descriptions of our 2001 Plan and 2010 Equity Incentive Plan.

Severance and Change of Control Agreements

As the result of arm’s-length negotiations in connection with the offer letter to Mr. Sowell and the employment agreement we entered into with Mr. Troughton, we have agreed to provide each of them severance benefits if their employment is terminated by our company without cause or, in the case of Mr. Troughton, if he is constructively terminated as a result of a material diminution in pay or duties. In such an event, Mr. Sowell would be entitled to continued payment of his base salary for twelve months and Mr. Troughton would be entitled to continued payment of his base salary for six months. The value of our severance arrangements for these named executive officers was not a material factor in our compensation committee’s or our board of directors’ determination of the level of any other element of their compensation.

We have routinely granted and will continue to grant our named executive officers stock options under our equity incentive plans. As further described in “Executive Compensation – Severance and Change of Control Agreements” below, some of the option agreements for our executive officers provide for acceleration of vesting of the awards for up to 100% of the unvested shares in the event of a change of control.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as our other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) profit-sharing plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

In addition to the foregoing, we reimburse Mr. Streit’s cost of insurance premiums under our healthcare plans, continuing the benefit we provided him under our employment agreement with him that expired in January 2004.

Under the terms of his offer letter, we provide Mr. Sowell with a housing and travel allowance of up to $4,000 per month. We believed that this personal benefit was necessary to attract and retain Mr. Sowell, who resides in Texas and was not willing to relocate to the Southern California on a full-time basis. In the event that Mr. Sowell terminates his employment with us before March 2, 2011, he is required to reimburse us for all amounts reimbursed to him under this allowance.

Other Compensation Practices and Policies

Stock Ownership Guidelines.  We do not currently have equity securities ownership guidelines.

Tax Considerations.  Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for its chief executive officer and each of the other named executive officers (other than its chief financial officer), unless compensation is performance-based. As we are not currently publicly-held, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect, however, that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Thus, in approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing this compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes these payments are appropriate to attract and retain executive talent.

Policy Regarding the Timing of Equity Awards.  Because we are a privately-held company, there has been no market for our common stock. Accordingly, in fiscal 2009, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers relative to the timing of the release of material nonpublic information. We do not, as of yet, have any plans to implement such a program, plan or practice after becoming a public company. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant occurs.

Policy Regarding Restatements.  We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, our board of directors or our compensation committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement.

Executive Compensation Tables

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers serving as such at July 31, 2009 for all services rendered in all capacities to us during fiscal 2009. We refer to these five executive officers as our named executive officers.

Summary Compensation Table

				Non-Equity
			Option	Incentive Plan		All Other
Name and Principal Position	Salary(1)	Bonus	Awards(2)	Compensation(3)		Compensation		Total(4)

Steven W. Streit President and Chief Executive Officer	$450,000	—	—	$75,000		$3,209	(5)	$528,209
Mark T. Troughton President, Cards and Network	339,231	—	—	150,000	(6)	—		489,231
John L. Keatley Chief Financial Officer	289,231	—	1,262,215	100,000		—		1,651,446
John C. Ricci General Counsel	269,615	—	560,985	100,000		—		930,600
William D. Sowell(7) Chief Operating Officer	94,904	—	233,055	26,051		24,176	(8)	378,186

(1)	Effective in October 2008, the following named executive officers received an increase in annual base salary to the amounts set forth after their names: Mr. Keatley — $300,000; Mr. Troughton — $350,000 and Mr. Ricci — $275,000. Effective in July 2009, Mr. Sowell received an increase in annual base salary to $285,000. Effective in January 2010, the following named executive officers received an increase in annual base salary to the amounts set forth after their names: Mr. Streit — $525,000; Mr. Troughton — $475,000; Mr. Keatley — $425,000; and Mr. Ricci — $350,000.

(2)	The amounts in this column represent the grant date fair values for equity awards granted to the named executive officers for fiscal 2009 as discussed in note 11 of our notes to consolidated financial statements included elsewhere in this prospectus. See the “Fiscal 2009 Grants of Plan-Based Awards” table for information on stock option grants made in fiscal 2009. These amounts reflect our stock-based compensation expense for these awards, and do not correspond to the actual value that may be recognized by the named executive officers.

(3)	The amounts in this column represent total performance-based bonuses under our FY2009 Management Cash Incentive Compensation Plan earned for services rendered in fiscal 2009.

(4)	The amounts in this column represent the sum of the compensation amounts reflected in the other columns of this table.

(5)	Represents a health insurance premium paid on behalf of Mr. Streit.

(6)	Includes a $50,000 incentive bonus awarded in January 2009 for Mr. Troughton’s success at securing a key commercial agreement on acceptable terms. This bonus was not awarded under our FY2009 Management Cash Incentive Compensation Plan.

(7)	Mr. Sowell joined our company in March 2009 and his compensation represents the amount earned from that date through the end of fiscal 2009.

(8)	Represents perquisites and personal benefits received in fiscal 2009 pursuant to Mr. Sowell’s housing and travel allowance.

In December 2008, we amended an option to purchase 400,000 shares of our common stock that was granted to Mr. Troughton in February 2008 to change the terms of vesting from performance-

based to time-based vesting. See “– Compensation Discussion and Analysis– Long-Term Equity-Based Awards” above for further discussion of this award.

Following July 31, 2009, we awarded options to purchase shares of our Class B common stock to the following executive officers on the grant dates, in the amounts and with the exercise prices, grant date fair values and expiration dates set forth opposite their names:

		Number of
		Shares	Option		Option
		Underlying	Exercise	Grant Date	Expiration
Name	Grant Date	Options	Price	Fair Value	Date
	(In thousands)

Steven W. Streit	11/02/09	400,000	$20.01	$3,788	11/02/19
Mark T. Troughton	11/02/09	200,000	20.01	1,894	11/02/19
John L. Keatley	11/02/09	150,000	20.01	1,421	11/02/19
John C. Ricci	11/02/09	100,000	20.01	947	11/02/19
William D. Sowell	08/03/09	100,000	17.19	962	08/03/19

These options were granted under our 2001 Stock Plan and vest as to 25% of the shares of common stock underlying the option on the first anniversary of the vesting commencement date, with the remainder vesting monthly in equal installments over the next three years.

In December 2009, our board of directors awarded 257,984 shares of common stock to Mr. Streit to compensate him for past services rendered to our company. The number of shares awarded was equal to the number of fully-vested stock options that were unintentionally allowed to expire unexercised in June 2009. The aggregate grant date fair value of the December 2009 award was approximately $5.2 million, based on an estimated fair value of our common stock of $20.01, as determined by our board of directors on the date of the award.

The following table provides information with regard to potential cash bonuses paid or payable in fiscal 2009 under our performance-based, non-equity incentive plan, and with regard to each stock option granted to a named executive officer during fiscal 2009. There were no “equity incentive plan awards” made in fiscal 2009.

Fiscal 2009 Grants of Plan-Based Awards

						Number of
						Shares	Exercise
			Estimated Possible Payouts Under			Underlying	Price of
	Grant		Non-Equity Incentive Plan Awards			Option	Option
Name	Date		Threshold	Target	Maximum	Awards(1)	Awards(2)

Steven W. Streit	(3)		$37,500	$75,000	$75,000
Mark T. Troughton	(3)		50,000	100,000	100,000
	(4)		50,000	50,000	50,000
John L. Keatley	(3)		50,000	100,000	100,000
	12/11/08					225,000	$10.75
John C. Ricci	(3)		50,000	100,000	100,000
	12/11/08					100,000	10.75
William D. Sowell	(3	)(5)	1,325	32,708	32,708
	03/19/09					40,000	10.84

(1)	These option awards vest as to 25% of the shares of common stock underlying the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. All options were granted under our 2001 Stock Plan, which is described below under “– Employee Benefit Plans,” and contain provisions that call for accelerated vesting upon certain events following a change of control event, as discussed above in “– Compensation Discussion and Analysis” and below in “– Severance and Change of Control Agreements.”

(2)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation” above for a discussion of how we have valued our common stock.

(3)	These rows represent possible cash incentive awards under our FY2009 Management Cash Incentive Compensation Plan upon our achievement of corporate profit goals. Actual awards are only payable if the corporate objectives (i.e., PBT targets) are achieved at a level of 90%. Actual awards cannot exceed 100% of the target amount and are adjusted downward in the event corporate objectives are achieved at a level between 90% and 100% by subtracting the actual percentage achievement from 100%, multiplying that percentage by 5 and subtracting the resulting percentage from 100%, which is then multiplied against the target bonus amount. Bonuses were paid on a semi-annual basis. See “– Compensation Discussion and Analysis” above for further discussion of these awards.

(4)	Represents a cash incentive award conditioned upon Mr. Troughton’s success at securing a key commercial agreement on acceptable terms. See “– Compensation Discussion and Analysis” above for additional information regarding this award.

(5)	Mr. Sowell’s award under our FY2009 Management Cash Incentive Compensation Plan was also based on individual objectives intended to promote achievement of non-financial operational goals within his area of responsibility, as further discussed in “– Compensation Discussion and Analysis” above, including the launch of the new Green Dot-branded GPR card, integration of PayPal as a network acceptance member and developing enterprise processes for coordinating new product development and assessing organizational risk.

The following table provides information regarding each unexercised stock option held by our named executive officers as of July 31, 2009.

Outstanding Equity Awards at July 31, 2009

			Option	Option
	Number of Securities Underlying Unexercised Options(1)		Exercise	Expiration
Name	Exercisable	Unexercisable	Price(2)	Date

Steven W. Streit	536,602	—	$1.55	6/05/14
	95,833	104,167	4.64	2/12/18
Mark T. Troughton	109,375	43,750	1.41	1/17/16
	215,625	234,375	4.64	2/12/18
John L. Keatley	4,375	—	1.41	9/15/14
	3,125	—	1.41	8/22/15
	17,709	6,250	1.41	1/17/16
	19,166	9,375	1.41	4/24/16
	143,750	156,250	4.64	2/12/18
	—	225,000	10.75	12/9/18
John C. Ricci	69,412	—	0.83	4/25/13
	218,750	31,250	1.41	1/17/16
	59,895	65,105	4.64	2/12/18
	—	100,000	10.75	12/9/18
William D. Sowell	—	40,000	10.84	3/17/19

(1)	All options vest as to 25% of the shares of common stock underlying the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years.

(2)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation” for a discussion of how we have valued our common stock.

No shares were acquired pursuant to the exercise of options by our named executive officers during fiscal 2009.

Employment Agreements, Offer Letters and Arrangements

Steven W. Streit.  Mr. Streit’s current annual salary is $525,000, and his maximum bonus under our FY2010 Management Cash Incentive Compensation Plan is $75,000.

Mark T. Troughton.  Our employment agreement with Mr. Troughton, dated July 30, 2004, provides for an initial annual salary, eligibility for standard benefits and bonus programs and company sponsorship of an application for a green card. Mr. Troughton’s current annual salary is $475,000, and his maximum bonus under our FY2010 Management Cash Incentive Compensation Plan is $100,000. This employment agreement continues until it is terminated by Mr. Troughton or us, and Mr. Troughton is required to provide 180 days’ written notice of his termination. As discussed in “ – Severance and Change of Control Agreements,” if we terminate Mr. Troughton without cause (as defined in his agreement) or Mr. Troughton terminates his employment for good reason (as defined in his agreement), we have agreed to pay him six months of his then-current salary.

John L. Keatley.  Mr. Keatley’s current annual salary is $425,000, and his maximum bonus under our FY2010 Management Cash Incentive Compensation Plan is $100,000. Mr. Keatley’s employment is at will and may be terminated at any time, with or without formal cause.

John C. Ricci.  Mr. Ricci’s current annual salary is $350,000, and his maximum bonus under our FY2010 Management Cash Incentive Compensation Plan is $100,000. Mr. Ricci’s employment is at will and may be terminated at any time, with or without formal cause.

William D. Sowell.  Our offer letter to Mr. Sowell, dated January 28, 2009, provides for an initial annual salary and eligibility for our standard benefits and bonus programs. Pursuant to the offer letter, Mr. Sowell also received an option to purchase 40,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Sowell’s current annual salary is $285,000, and his maximum bonus under our FY2010 Management Cash Incentive Compensation Plan is 40% of his base salary. In addition, we have agreed to provide Mr. Sowell with a housing and travel allowance of up to $4,000 per month for housing and travel expenses. In the event that Mr. Sowell terminates his employment with us before March 2, 2011, he will be required to reimburse us for the cumulative amounts advanced to him in connection with this allowance. Mr. Sowell’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “– Severance and Change of Control Agreements,” if we terminate Mr. Sowell’s employment without cause (as defined in his offer letter), we have agreed to pay him twelve months of his then-current salary.

Severance and Change of Control Agreements

Mark T. Troughton’s Severance Arrangement.  Under our employment agreement with Mr. Troughton discussed above, we have agreed to pay him six months of his then-current salary if we terminate him without cause (as defined in his agreement) or he terminates his employment for good reason (as defined in his agreement). Assuming a qualifying termination as of July 31, 2009, Mr. Troughton would have been entitled to receive $175,000 pursuant to his agreement with us.

William D. Sowell’s Severance Arrangement.  Under our offer letter with Mr. Sowell discussed above, we have agreed to pay him twelve months of his then-current salary if we terminate him without cause (as defined in his agreement). Assuming a qualifying termination as of July 31, 2009, Mr. Sowell would have been entitled to receive $285,000 pursuant to his offer letter.

Change in Control Arrangements.  Certain option agreements for the executive officers listed in the table below provide for full vesting of the awards of the unvested shares in the event of a change in control. The following table summarizes the value of the payouts to these executive officers pursuant to these awards, assuming a qualifying termination as of July 31, 2009. Values are based upon the per share market price of the shares of our common stock underlying options as of July 31, 2009, which is assumed to be the midpoint of the price range set forth on the cover page of this prospectus minus the exercise price:

Accelerated
Name	Stock Options

Steven W. Streit	$
Mark T. Troughton
John L. Keatley
John C. Ricci
William D. Sowell

Employee Benefit Plans

2001 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2001 Stock Plan in January 2001. The 2001 Stock Plan was amended and restated in February 2008. The 2001 Stock Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code and nonstatutory stock options, as well as for the issuance of shares of restricted stock. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors, consultants, independent contractors and advisors. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2001 Stock Plan is ten years. In the event of a “change in control,” as defined in the 2001 Stock Plan, the 2001 Stock Plan provides that, unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full if they are not assumed or substituted or if the employee, director or consultant is involuntarily terminated within six months of the change in control.

As of October 31, 2009, we had reserved 9,943,134 shares of our common stock for issuance under our 2001 Stock Plan. As of October 31, 2009, options to purchase 4,489,536 of these shares had been exercised, options to purchase 4,963,547 of these shares remained outstanding and 443,075 of these shares remained available for future grant. In addition, we had granted restricted stock awards for 46,985 shares of common stock. The options outstanding as of October 31, 2009 had a weighted average exercise price of $4.25. Our 2010 Equity Incentive Plan will be effective upon the date of this prospectus. As a result, we will not grant any additional options under the 2001 Stock Plan following that date and the 2001 Stock Plan will terminate. However, any outstanding options granted under the 2001 Stock Plan will remain outstanding, subject to the terms of our 2001 Stock Plan and stock option agreements, until they are exercised or until they terminate or expire by their terms. Options granted under the 2001 Stock Plan have terms similar to those described below with respect to options granted under our 2010 Equity Incentive Plan, except that          .

2010 Equity Incentive Plan

We anticipate that we will adopt a 2010 Equity Incentive Plan that will become effective on the date of this prospectus and will serve as the successor to our 2001 Stock Plan. We anticipate that we will reserve           shares of our common stock to be issued under our 2010 Equity Incentive Plan. In addition, the following shares will again be available for grant and issuance under our 2010 Equity Incentive Plan:

•	shares subject to options granted under our 2010 Equity Incentive Plan that cease to be subject to the option for any reason other than exercise of the option;

•	shares subject to awards granted under our 2010 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; and

•	shares subject to awards granted under our 2010 Equity Incentive Plan that otherwise terminate without shares being issued.

We anticipate that our 2010 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our 2010 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses. No person will be eligible to receive more than           shares in any calendar year under our 2010 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than           shares under the plan in the calendar year in which the employee commences employment.

Our 2010 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret our 2010 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

We anticipate that our 2010 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2010 Equity Incentive Plan is ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Stock bonuses may be granted as additional compensation for service and/ or performance, and therefore, not be issued in exchange for cash.

Awards granted under our 2010 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2010 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us. Options will generally terminate immediately upon termination of employment for cause.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change in control transaction. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of these types of transactions.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following the month in which employees commence service with us. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. We also make a matching contribution equal to 50% of the first 6% of the eligible earnings that a participant contributes to the plan. Pre-tax contributions by participants and any employer contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Employer contributions that we make to the plan are generally deductible when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. We are permitted to contribute to the plan on a discretionary basis and did contribute $73,000, $8,000 and $58,000 for the years ended July 31, 2007, 2008 and 2009, respectively.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Our restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PARTIES, FOUNDERS AND CONTROL PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements, discussed, when required, above under “Management” and “Executive Compensation,” and the registration rights described below under “Description of Capital stock – Registration Rights,” the following is a description of each transaction since August 1, 2006 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Repurchase of Common and Preferred Stock

In January 2007, we repurchased 2,926,458 shares of our capital stock for $6.8342 per share, or an aggregate of $20.0 million. As part of this transaction, we repurchased shares of our common stock from certain of our directors, executive officers and holders of more than 5% of our capital stock, as follows: Steven W. Streit – 1,359,892 shares; TTP Fund, L.P. – 199,711 shares; Mark T. Troughton – 48,483 shares; and John C. Ricci – 5,294 shares. In addition, Kenneth C. Aldrich donated 36,115 shares of our common stock to a charitable organization, which were repurchased by us in connection with the January 2007 repurchase transaction.

Series C-2 Preferred Stock Financing

In December 2008, we issued and sold 1,181,818 shares of Series C-2 Preferred Stock for $11.00 per share, or $13.0 million. All shares in the financing were sold to entities affiliated with Sequoia Capital, a holder of more than 5% of our capital stock, as follows: Sequoia Capital Franchise Fund – 775,774 shares, Sequoia Capital IX.1 Holdings LLC – 288,247 shares, Sequoia Capital Franchise Partners – 105,787 shares and Sequoia Capital Entrepreneurs Annex Fund – 12,010 shares. Each of the shares of Series C-2 Preferred Stock will automatically convert into one share of our Class B common stock immediately prior to the closing of this offering. The proceeds from this offering were used to repurchase a portion of our Series D Preferred Stock.

Series D Preferred Stock Repurchase

In December 2008, we repurchased all of our 2,926,458 outstanding shares of Series D Preferred Stock from GE Capital Equity Investments, Inc., then a holder of more than 5% of our capital stock and an affiliate of Michael S. Fisher, a former member of our board of directors, for $13.38 per share, or approximately $39.2 million. As part of this transaction, we also purchased a call option that gave us the right to repurchase from GE Capital Equity Investments, Inc. an outstanding warrant to purchase 500,000 shares of our common stock. This call option was exercisable at any time between March 1, 2009 and September 1, 2009. In June 2009, we exercised the call option and repurchased the warrant for $2.0 million.

Warrant Exercises

In November 2006, Donald B. Wiener, a former member of our board of directors, exercised warrants to purchase 224,132 shares of our Class B common stock for his own account and on behalf of a number of individuals who have appointed him to be their attorney-in-fact with respect to certain matters related to interests in our capital stock.

In March 2007, David W. Hanna, Trustee, David William Hanna Trust dated October 30, 1989, exercised warrants to purchase 145,348 shares of our Class B common stock. Mr. Hanna is the spouse of Virginia L. Hanna, a member of our board of directors.

Loans to Executive Officers

In March 2004 and February 2006, we loaned $3.0 million and $800,000, respectively, to Steven W. Streit, our Chairman, President and Chief Executive Officer. These loans bore interest at rates of 3.5% and 4.5%, respectively, compounded semi-annually, and would have matured in March 2011. The notes were secured by 2,500,000 shares of our common stock owned by Mr. Streit. In November 2009, Mr. Streit repaid in full the principal and all accrued interest under these notes.

In May 2006, we loaned $622,000 to Mark T. Troughton, our President, Cards and Network, and monthly from June 2006 through October 2006, we loaned him $17,800. In May 2008, we loaned him an additional $364,000. These loans, aggregating $1.1 million, bore interest at rates of 2.72% to 5.14%, compounded annually, and would have matured in May 2013. They were secured by 898,000 shares of our common stock owned by Mr. Troughton. In November 2009, Mr. Troughton repaid in full the principal and all accrued interest under this note.

In February 2008, we loaned $120,000 to John L. Keatley, our Chief Financial Officer. This loan bore interest at the rate of 3.48%, compounded semi-annually, and would have matured in February 2015. It was secured by 85,000 shares of our common stock. In November 2009, Mr. Keatley repaid in full the principal and all accrued interest under this note.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of the nominating and governance committee and the audit committee adopted by our board of directors on          , 2010 require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved or ratified by the nominating and governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by the audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of February 22, 2010, and as adjusted to reflect our sale of Class A common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of February 22, 2010 are deemed to be outstanding and to be beneficially owned by the person holding the option or warrant for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 37,017,459 shares of our Class B common stock outstanding on February 22, 2010, which includes 24,941,521 shares of common stock resulting from the automatic conversion of all outstanding shares of our preferred stock upon the completion of this offering, as if this conversion had occurred as of February 22, 2010. Percentage ownership of our Class A and Class B common stock after the offering also assumes our sale of           shares of Class A common stock by us and the automatic conversion of           shares Class B common stock into           shares of Class A common stock in connection with and immediately prior to the sale of such shares in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Green Dot Corporation, 605 East Huntington Drive, Suite 205, Monrovia, California 91016.

					Shares Beneficially
	Shares Beneficially Owned Prior to				Owned after
	the Offering		Shares of		the Offering
	Class B		Class A	Class A	Class B	% Total
	Common Stock		Common Stock	Common Stock	Common Stock	Voting
Name and Address of Beneficial Owner	Shares	%†	Being Offered	Shares %††	Shares %††	Power†††

Sequoia Capital(1)	12,099,373	32.7%
Michael J. Moritz
Steven W. Streit(2)	5,011,521	13.3
TTP Fund, L.P.(3)	4,106,783	11.1
W. Thomas Smith Jr.
Mark T. Troughton(4)	1,191,991	3.2
Virginia L. Hanna(5)	1,176,790	3.2
Timothy R. Greenleaf(6)	580,879	1.6
YKA Partners Ltd.(7)	400,630	1.1
Kenneth C. Aldrich
John C. Ricci(8)	384,244	1.0
John L. Keatley(9)	345,708	*
William D. Sowell(10)	10,833	*
William H. Ott, Jr.	—	—
All directors and executive officers as a group (11 persons)(11)	25,308,752	65.1
Other selling stockholders(12)

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

**	The shares of Class A common stock being offered will be acquired through the exercise of options at the closing of the offering, and thus the number of shares shown in the footnotes as being subject to options will be reduced by the same number after the offering.

†	Each share of Class B common stock is immediately convertible into one share of Class A common stock. As of February 22, 2010, there were no shares of Class A common stock outstanding. Accordingly, as of February 22, 2010, the percentage of Class B shares beneficially owned by each person is equal to both the total beneficial ownership percentage and the percentage of total voting power.

††	Each share of Class B common stock is immediately convertible into one share of Class A common stock. Accordingly, for the purpose of computing the percentage of Class A shares beneficially owned by each person who holds Class B common stock after the offering, each share of Class B common stock is deemed to have been converted into a share of Class A common stock, but such shares of Class B common stock are not deemed to have been converted into Class A common stock for the purpose of computing the percentage ownership of any other person.

†††	Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law. For the purpose of computing the percentage of total voting power after the offering, each share of Class B common stock is deemed not to have been converted into a share of Class A common stock, and thus represents 10 votes per share.

(1)	Represents 7,778,099 shares owned by Sequoia Capital Franchise Fund, 1,850,387 shares owned by Sequoia Capital IX, 1,246,945 shares owned by Sequoia Capital US Growth Fund IV, L.P., 1,060,650 shares owned by Sequoia Capital Franchise Partners and 163,292 shares owned by Sequoia Capital Entrepreneurs Annex Fund. SCFF Management, LLC is the sole general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. SCIX Management, LLC is the sole general partner of Sequoia Capital IX and Sequoia Capital Entrepreneurs Annex Fund. SCGF IV Management, LP (Cayman) is the mid-tier general partner and SCGF GenPar, Ltd. (Cayman) is the top tier general partner of Sequoia Capital US Growth Fund IV, LP. Michael J. Moritz, one of our directors, is a Managing Director of SCGF GenPar, Ltd. (Cayman), and he is a Managing Member of SCFF Management, LLC, SCIX Management, LLC, SCGF IV Management, LP and SCGF IV Management, LP (Cayman). Mr. Moritz may be deemed to have shared voting and investment power over the shares held by Sequoia Capital Franchise Fund, Sequoia Capital IX, Sequoia Capital US Growth Fund IV, L.P., Sequoia Capital Franchise Partners and Sequoia Capital Entrepreneurs Annex Fund, as applicable. Mr. Moritz disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for Mr. Moritz and each of these entities is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, California 94025.

(2)	Represents 4,311,713 shares owned by the Steven W. Streit Family Trust, of which Mr. Streit is the trustee, 34,040 shares owned by his children and 665,768 shares subject to options held by Steven W. Streit that are exercisable within 60 days of February 22, 2010.

(3)	W. Thomas Smith, Jr., one of our directors, is a managing partner of Total Technology Ventures, LLC, the general partner of TTP Fund, L.P. The other managing partner is Gardiner W. Garrard. The address for TTP Fund, L.P. is 1230 Peachtree Street, Promenade II, Suite 1190, Atlanta, Georgia 30309.

(4)	Includes 443,750 shares subject to options held by Mr. Troughton that are exercisable within 60 days of February 22, 2010.

(5)	Represents 1,029,955 shares held by the David William Hanna Trust dated October 30, 1989, 78,635 shares held by Tim J. Morgan, Trustee, of the Hanna 2008 Annuity Trust Dated 6/5/08 and 68,200 shares held by the Virginia L. Hanna Trust dated August 16, 2001. Ms. Hanna disclaims beneficial ownership of the shares held by the David William Hanna Trust dated

October 30, 1989 and the shares held by Tim J. Morgan, Trustee of the Hanna 2008 Annuity Trust dated 6/5/08, except to the extent of her economic interest therein. The address of these trusts is c/o Hanna Capital Management, 8105 Irvine Center Drive, Suite 1170, Irvine, California 92618.

(6)	Represents 330,190 shares held by The Greenleaf Family Trust Dated May 16, 1999, of which Timothy R. Greenleaf is the trustee, and 250,689 shares held by Mr. Greenleaf.

(7)	Represents shares held by YKA Partners Ltd., of which Kenneth C. Aldrich, one of our directors, is the agent of the general partner.

(8)	Represents 5,234 shares held by John C. Ricci, 4,460 shares held by his minor children and 374,550 shares subject to options held by John C. Ricci that are exercisable within 60 days of February 22, 2010.

(9)	Represents 25,000 shares held by John L. Keatley, 3,000 shares held by his minor daughters and 317,708 shares subject to options held by Mr. Keatley that are exercisable within 60 days of February 22, 2010. This amount does not include 10,000 shares held by the Keatley Family Trust, of which he is neither a trustee nor a beneficiary.

(10)	Represents shares subject to options held by Mr. Sowell that are exercisable within 60 days of February 22, 2010.

(11)	Includes 1,812,609 shares subject to options that are exercisable within 60 days of February 22, 2010.

(12)	Represents shares held by selling stockholders, no one of whom owns more than 1% of our outstanding shares of common stock or is selling more than shares.

The following table presents information as to the beneficial ownership of our common stock as of February 22, 2010, and as adjusted to reflect our sale of Class A common stock in this offering assuming exercise in full of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined on the same basis described in the previous table, including the footnotes.

Shares Beneficially Owned
after Offering if the
	Number of Shares	Underwriters’ Option is
	to be Sold if the	Exercised in Full
	Underwriters’	Class A	Class B	% Total
	Option is	Common Stock	Common Stock	Voting
Name and Address of Beneficial Owner	Exercised in Full	Shares %	Shares %	Power

Sequoia Capital
Michael J. Moritz
Steven W. Streit
TTP Fund, L.P.
W. Thomas Smith Jr.
Virginia L. Hanna
Mark T. Troughton
Timothy R. Greenleaf
YKA Partners Ltd.
Kenneth C. Aldrich
John C. Ricci
John L. Keatley
William D. Sowell
William H. Ott, Jr.
All directors and executive officers as a group (11 persons)
Other selling stockholders

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of          shares of Class A common stock, $0.001 par value per share,          shares of Class B common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of October 31, 2009, there were no shares of our Class A common stock outstanding. Assuming the conversion of all shares of our preferred stock into shares of our Class B common stock, which will occur immediately prior to the closing of this offering, as of October 31, 2009, there were 37,017,459 shares of our Class B common stock outstanding, held by           stockholders of record, and no shares of our preferred stock outstanding. After this offering, there will be          shares of our Class A common stock and           shares of our Class B common stock and          shares of our Class B common stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of Class A and Class B common stock.

Dividend Rights.  Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights.  Holders of our Class A and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 10 votes per share. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require either our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•	If we were to seek to amend our certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•	If we were to seek to amend our certificate of incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected them adversely, then that class would be required to vote separately to approve the proposed amendment.

We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

No Preemptive or Similar Rights.  Neither our Class A nor our Class B common stock is entitled to preemptive rights, and neither is subject to redemption.

Conversion.  Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for estate planning, intercompany and other similar transfers or upon the date that the total number of shares of our Class B common stock outstanding represents less than 10% of the total number of shares of our Class A and Class B common stock outstanding. Once transferred and converted into Class A common stock, the Class B common stock may not be reissued. No class of our common stock may be subdivided or combined unless the other class of our common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Right to Receive Liquidation Distributions.  Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable.  All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of October 31, 2009, we had outstanding the following warrants to purchase shares of our capital stock:

	Total Number of
	Shares Subject	Exercise Price
Type of Capital Stock	to Warrants	per Share	Expiration Date

Class B common stock*	4,283,456(1)	$23.70	March 3, 2017(2)
Series C-1 preferred stock(3)	283,786	1.41	February 11, 2012

*	This warrant is redeemable for cash if we fail to perform under our commercial agreement with the holder. In addition, we have the right to repurchase any shares previously issued upon the exercise of the warrant if the holder fails to perform under the same agreement.

(1)	Of these shares, 3,426,765 shares will vest and become exercisable only upon the achievement of certain performance goals prior to the earlier of March 3, 2014 or the termination of our commercial agreement with the holder, and the remaining shares will vest and become exercisable only if certain other performance goals also take place prior to the same deadline.

(2)	The warrant may expire earlier than this date. The warrant provides that it expires on the earlier of March 3, 2014 or the termination of our commercial agreement with the holder if none of the shares subject to the warrant have vested prior to the earlier event. Should any of the shares subject to the warrant vest, the warrant expires on the earliest of the date on which our commercial agreement with the holder is terminated, the date of a change in control of our company or March 3, 2017.

(3)	Any warrants to purchase shares of our Class C-1 preferred stock that remain outstanding following the completion of this offering will become exercisable for a like number of shares of our Class B common stock.

Registration Rights

Pursuant to the terms of our eighth amended and restated registration rights agreement, immediately following this offering, the holders of approximately           shares of our Class B common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights.  At any time beginning six months after the completion of this offering, the holders of at least 50% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $5.0 million. We are only required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be detrimental to us.

Piggyback Registration Rights.  If we register any of our Class A common stock for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a registration relating to a corporate reorganization or acquisition or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Form S-3 Registration Rights.  The holders of at least 20% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may only require us to file two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be detrimental to us and our stockholders.

Expenses of Registration Rights.  We will pay all expenses, other than underwriting discounts and commissions and the fees and disbursements of more than one counsel for the selling stockholders, incurred in connection with the registrations described above, except for the expenses incurred pursuant to the third registration following the exercise of the Form S-3 registration rights described above in a 12-month period.

Expiration of Registration Rights.  The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the completion of this offering or when that holder can sell all of its registrable securities in any three-month period under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our dual class structure, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law.  We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Dual Class Structure.  As discussed above, our Class B common stock has ten votes per share, while our Class A common stock, which is the class of stock we and the selling stockholders are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. After the offering, our current directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately     % of our outstanding Class B common stock, representing approximately     % of the total voting power of our outstanding capital stock (approximately     % and approximately     %, respectively, if the underwriters exercise their over-allotment option in full). Because of our dual class structure, the holders of our Class B common stock will continue to be able to control all matters submitted to our stockholders for approval even if they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. Our board of directors is authorized, without stockholder approval, to issue additional shares of Class A and Class B common stock.

Restated Certificate of Incorporation and Restated Bylaw Provisions.  Our restated certificate of incorporation and our restated bylaws provide for a dual class structure and includes a number of other provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors. This could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. In addition, stockholders are not permitted to cumulate their votes for the election of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Limits on Voting Power. Our restated certificate of incorporation provides that a holder, or group of affiliated holders, of more than 24.9% of our common stock may not vote shares representing more than 14.9% of the voting power represented by the outstanding shares of our Class A and Class B common stock. These provisions might make it more difficult or discourage an attempt by such a stockholder to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Listing

We intend to apply for the listing of our Class A common stock on the NYSE under the symbol “          .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, or the perception that those sales could occur, including shares of Class A common stock issued upon conversion of Class B common stock issued upon exercise of outstanding options or warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of          , 2010, we will have a total of           shares of our Class A and Class B common stock outstanding. Of these outstanding shares, all of the           shares of Class A common stock sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining outstanding shares of our Class B common stock will be deemed restricted securities as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders, except for the holders of warrants to purchase up to 283,786 shares of our Class B common stock, have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of          , 2010, shares will be available for sale in the public market as follows:

•	shares will be eligible for sale immediately upon completion of this offering;

•	shares will be eligible for sale beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up and/or market standoff agreements described below, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 also described below.

Lock-Up Agreements

All of our directors and officers and all of our security holders other than the holders of warrants to purchase up to 283,786 shares of our Class B common stock are subject to lock-up agreements that, subject to exceptions described in the “Underwriting” section below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated. In addition, all of our security holders, other than the holder of warrants to purchase up to 283,786 shares of our Class B common stock, are subject to market standoff provisions that contain restrictions similar to those contained in the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares immediately without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to options outstanding and the shares of our Class A Common Stock and Class B Common Stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after the completion of this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our Class B common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Warrants

As of October 31, 2009, we had an outstanding warrant to purchase 283,786 shares of Class B common stock. This warrant contains a “net exercise provision.” This provision allows a holder to exercise the warrant for a lesser number of shares of Class B common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the Class B common stock at the time of the net exercise. Because the warrant has been held for at least one year, any shares of Class B common stock issued upon net exercise of that warrant could be publicly sold under Rule 144 following completion of this offering. After the lock-up and market standoff agreements described above expire, an unvested warrant to purchase up to 4,283,456 shares of our Class B common stock, which also contains a net exercise provision, will have been outstanding for at least one year, and any shares of Class B common stock issued upon net exercise of that warrant could be publicly sold under Rule 144. This warrant vests and becomes exercisable only upon achievement of certain performance goals. See “Description of Capital Stock – Warrants.”

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of Capital Stock – Registration Rights.”

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our Class A common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Piper Jaffray & Co.
UBS Securities LLC

Total

The underwriters are committed to purchase all the shares of our Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the Class A common stock offered in this offering.

The underwriters have an option to buy up to           additional shares of our Class A common stock from us and the selling stockholders to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our Class A common stock less the amount paid by the underwriters to us per share of our Class A common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over-	With Full Over-
	Allotment Exercise	Allotment Exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus, other than (A) the shares of our Class A common stock to be sold hereunder, (B) grants and settlements of awards under our stock plans that are described in this prospectus, (C) the filing of a registration statement in connection with an employee stock compensation plan and (D) the issuance of securities in connection with certain acquisitions, joint ventures or other strategic transactions, provided that the aggregate number of shares issued in all such transactions under this clause (D) may not exceed 10% of our outstanding stock upon the consummation of this initial public offering and any recipient of any such shares agrees to be subject to the restrictions set forth in the following paragraph. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and all of our security holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in this offering, and purchasing shares of our Class A common stock in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market that could adversely affect investors who purchase shares in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase our Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock, and, as a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services to us and those affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Cravath, Swaine & Moore LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at July 31, 2008 and 2009, and for each of the three fiscal years in the period ended July 31, 2009, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Green Dot Corporation

We have audited the accompanying consolidated balance sheets of Green Dot Corporation (the Company) as of July 31, 2008 and 2009, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended July 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Green Dot Corporation at July 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
February 26, 2010

Green Dot Corporation

Consolidated Balance Sheets

			October 31,
			2009
	July 31,			Pro Forma
	2008	2009	Actual	(Note 2)
			(Unaudited)
	(In thousands, except per share data)

Assets
Current assets:
Unrestricted cash and cash equivalents	$39,285	$26,564	$43,242
Settlement assets	17,445	35,570	52,813
Accounts receivable, net	14,080	19,967	20,663
Prepaid expenses and other assets	5,700	6,317	7,840
Income taxes receivable	1,088	—	—
Net deferred tax assets	4,446	5,681	5,681

Total current assets	82,044	94,099	130,239
Restricted cash	2,328	15,367	15,381
Accounts receivable, net	—	1,357	1,456
Prepaid expenses and other assets	829	1,115	1,111
Property and equipment, net	7,096	8,679	9,908
Deferred expenses	4,949	2,652	3,533

Total assets	$97,246	$123,269	$161,628

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,464	$8,359	$8,035
Settlement obligations	17,445	35,570	52,813
Amounts due to card issuing banks for overdrawn accounts	23,578	18,269	19,809
Other accrued liabilities	9,360	6,865	9,091
Deferred revenue	8,351	7,404	7,759
Income tax payable	—	337	6,565

Total current liabilities	63,198	76,804	104,072
Other accrued liabilities	571	2,561	2,465
Deferred revenue	169	138	109
Net deferred tax liabilities	2,024	1,528	1,528

Total liabilities	65,962	81,031	108,174
Commitments and contingencies (Note 14)
Series D redeemable convertible preferred stock, $0.001 par value: 2,926 shares authorized, issued and outstanding at July 31, 2008, reported at redemption value; no shares issued and outstanding at July 31, 2009 or October 31, 2009 (unaudited)	26,816	—	—
Stockholders’ equity:
Convertible preferred stock, $0.001 par value: 24,372 shares authorized, 23,837 shares issued and outstanding as of July 31, 2008; 25,554 shares authorized, 24,942 shares issued and outstanding as of July 31, 2009 and October 31, 2009 (unaudited); liquidation preference of $18,345 as of July 31, 2008 and $31,322 as of July 31, 2009 and October 31, 2009 (unaudited)	18,345	31,322	31,322	$—
Common stock, $0.001 par value: 50,000 shares authorized as of July 31, 2008 and 2009 and October 31, 2009 (unaudited); 11,753, 12,040 and 12,076 shares issued and outstanding as of July 31, 2008 and 2009 and October 31, 2009 (unaudited), respectively	12	12	12	37
Additional paid-in capital	3,593	2,955	3,822	35,119
Related party notes receivable	(5,235)	(5,814)	(5,869)	(5,869)
Retained earnings (accumulated deficit)	(12,247)	13,763	24,167	24,167

Total stockholders’ equity	4,468	42,238	53,454	$53,454

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$97,246	$123,269	$161,628

See notes to consolidated financial statements.

Green Dot Corporation

Consolidated Statements of Operations

	Year Ended July 31,			October 31,
	2007	2008	2009	2008	2009
				(Unaudited)
	(In thousands, except per share data)

Operating revenues:
Card revenues	$45,717	$91,233	$119,356	$27,635	$30,532
Cash transfer revenues	25,419	45,310	62,396	14,556	17,807
Interchange revenues	12,488	31,583	53,064	10,418	17,926

Total operating revenues	83,624	168,126	234,816	52,609	66,265

Operating expenses:
Sales and marketing expenses	38,838	69,577	75,786	20,538	18,165
Compensation and benefits expenses	20,610	28,303	40,096	9,191	12,067
Processing expenses	9,809	21,944	32,320	7,297	10,053
Other general and administrative expenses	13,212	19,124	22,944	5,747	8,103

Total operating expenses	82,469	138,948	171,146	42,773	48,388

Operating income	1,155	29,178	63,670	9,836	17,877
Interest income	771	665	396	210	60
Interest expense	(625)	(247)	(1)	—	—

Income before income taxes	1,301	29,596	64,065	10,046	17,937
Income tax expense (benefit)	(3,346)	12,261	26,902	4,219	7,533

Net income	$4,647	$17,335	$37,163	$5,827	$10,404
Dividends, accretion, and allocated earnings of preferred stock	(5,157)	(13,650)	(29,000)	(4,409)	(7,013)
Net income (loss) allocated to common stockholders	$(510)	$3,685	$8,163	$1,418	$3,391

Earnings (loss) per common share:
Basic	$(0.05)	$0.34	$0.68	$0.12	$0.28
Diluted	$(0.05)	$0.26	$0.52	$0.09	$0.22
Weighted-average common shares issued and outstanding	11,100	10,757	12,036	12,026	12,060
Weighted-average diluted common shares issued and outstanding	11,100	14,154	15,712	16,034	15,318
Pro forma earnings per common share (unaudited):
Basic			$1.00		$0.28
Diluted			$0.91		$0.26
Pro forma weighted-average shares issued and outstanding (unaudited):
Basic			36,978		37,002
Diluted			40,654		40,260

See notes to consolidated financial statements.

Green Dot Corporation

Consolidated Statements of Changes in Redeemable Convertible
Preferred Stock and in Stockholders’ Equity (Deficit)

			Stockholder’s Equity (Deficit)
	Redeemable							Related	(Accumulated	Total
	Convertible		Convertible				Additional	Party	Deficit)	Stockholders’
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Notes	Retained	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Earnings	(Deficit)
						(In thousands)
Balance at July 31, 2006	—	$—	24,088	$18,540	11,508	$12	$1,318	$(4,020)	$(9,695)	$6,155
Exercise of warrants and options	—	—	—	—	1,361	1	1,065	—	—	1,066
Issuance of related party notes receivable	—	—	—	—	—	—	—	(711)	—	(711)
Interest on related party notes receivable	—	—	—	—	—	—	191	(191)	—	—
Stock-based compensation	—	—	—	—	—	—	156	—	—	156
Issuance of new shares and repurchase
of existing shares, net	2,926	18,701	(251)	(195)	(2,675)	(3)	(2,191)	—	(16,419)	(18,808)
Accretion of redeemable convertible preferred stock	—	3,635	—	—	—	—	—	—	(3,635)	(3,635)
Net income	—	—	—	—	—	—	—	—	4,647	4,647

Balance at July 31, 2007	2,926	22,336	23,837	18,345	10,194	10	539	(4,922)	(25,102)	(11,130)
Exercise of options	—	—	—	—	1,559	2	1,621	—	—	1,623
Issuance of related party notes receivable	—	—	—	—	—	—	—	(120)	—	(120)
Interest on related party notes receivable	—	—	—	—	—	—	193	(193)	—	—
Stock-based compensation	—	—	—	—	—	—	1,240	—	—	1,240
Accretion of redeemable convertible preferred stock	—	4,480	—	—	—	—	—	—	(4,480)	(4,480)
Net income	—	—	—	—	—	—	—	—	17,335	17,335

Balance at July 31, 2008	2,926	26,816	23,837	18,345	11,753	12	3,593	(5,235)	(12,247)	4,468
Exercise of options	—	—	—	—	308	—	415	—	—	415
Issuance of related party notes receivable	—	—	—	—	—	—	—	(364)	—	(364)
Interest on related party notes receivable	—	—	—	—	—	—	215	(215)	—	—
Stock-based compensation	—	—	—	—	—	—	2,468	—	—	2,468
Accretion of redeemable convertible preferred stock	—	1,956	—	—	—	—	—	—	(1,956)	(1,956)
Issuance of new shares and repurchase
of existing shares, net	(2,926)	(28,772)	1,105	12,977	(21)	—	(1,778)	—	(9,197)	2,002
Exercise of call option on warrants	—	—	—	—	—	—	(1,958)	—	—	(1,958)
Net income	—	—	—	—	—	—	—	—	37,163	37,163

Balance at July 31, 2009	—	—	24,942	31,322	12,040	12	2,955	(5,814)	13,763	42,238
Exercise of options (Unaudited)	—	—	—	—	36	—	100	—	—	100
Interest on related party notes receivable (Unaudited)	—	—	—	—	—	—	55	(55)	—	—
Stock-based compensation (Unaudited)	—	—	—	—	—	—	712	—	—	712
Net income (Unaudited)	—	—	—	—	—	—	—	—	10,404	10,404

Balance at October 31, 2009 (Unaudited)	—	$—	24,942	$31,322	12,076	$12	$3,822	$(5,869)	$24,167	$53,454

See notes to consolidated financial statements.

Green Dot Corporation

Consolidated Statements of Cash Flows

	Year Ended July 31,			October 31,
	2007	2008	2009	2008	2009
				(Unaudited)
	(In thousands)

Operating activities
Net income	$4,647	$17,335	$37,163	$5,827	$10,404
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation and amortization	3,524	4,407	4,593	1,145	1,296
Provision for uncollectible overdrawn accounts	7,909	16,135	22,548	5,214	6,486
Stock-based compensation	156	1,240	2,468	586	712
Provision (benefit) for uncollectible trade receivables	(133)	50	61	75	22
Impairment of capitalized software	—	—	405	89	36
Deferred income tax (benefit) expense	(2,635)	40	(1,731)	—	—
Changes in operating assets and liabilities:
Settlement assets	(2,544)	(2,033)	(18,125)	(21,049)	(17,243)
Accounts receivable	(11,001)	(24,717)	(29,853)	(6,837)	(7,303)
Prepaid expenses and other assets	(551)	(2,263)	(903)	(383)	(1,544)
Deferred expenses	(862)	(2,750)	2,297	(139)	(881)
Accounts payable and accrued liabilities	2,607	4,665	3,170	731	1,519
Settlement obligations	3,983	4,529	18,125	21,049	17,243
Amounts due to card issuing banks for overdrawn accounts	3,888	10,785	(5,309)	(11,871)	1,540
Deferred revenue	(2,000)	4,394	(978)	(243)	326
Income taxes payable (receivable)	(4,527)	3,189	1,366	4,126	6,228

Net cash provided by (used in) operating activities	2,461	35,006	35,297	(1,680)	18,841
Investing activities
Restricted cash	(260)	(43)	(13,039)	(10)	(14)
Purchase of property and equipment	(4,298)	(5,120)	(6,361)	(1,219)	(2,249)

Net cash used in investing activities	(4,558)	(5,163)	(19,400)	(1,229)	(2,263)
Financing activities
Principal payments on short-term debt	(2,584)	(2,446)	—	—	—
Repayments on line of credit	(148,560)	(76,961)	(12,404)	—	—
Borrowings from line of credit	151,056	74,465	12,404	—	—
Proceeds from exercise of warrants and options	355	1,678	110	—	100
Exercise of call option on warrant	—	—	(1,958)	—	—
Issuance of preferred shares and freestanding warrant	20,000	—	13,000	—	—
Redemption of preferred and common shares	(20,109)	—	(39,770)	—	—

Net cash provided by (used in) financing activities	158	(3,264)	(28,618)	—	100

Net (decrease) increase in unrestricted cash and cash equivalents	(1,939)	26,579	(12,721)	(2,909)	16,678
Unrestricted cash and cash equivalents, beginning of year	14,645	12,706	39,285	39,285	26,564

Unrestricted cash and cash equivalents, end of year	$12,706	$39,285	$26,564	$36,376	$43,242

Cash paid for interest	$427	$100	$1	$—	$—
Cash paid for income taxes	$3,805	$8,104	$27,403	$92	$1,306

See notes to consolidated financial statements.

Green Dot Corporation

Notes to Consolidated Financial Statements

1.	Organization

Green Dot Corporation (“we,” “us” and “our” refer to Green Dot Corporation and its wholly-owned subsidiary, Next Estate Communications, Inc.) is one of the leading providers of general purpose reloadable prepaid debit cards and cash loading and transfer services in the United States. Our products include Green Dot MasterCard® and Visa®-branded prepaid debit cards; several co-branded reloadable prepaid card programs; Visa-branded prepaid non-reloadable (gift) cards; and our MoneyPak® and swipe reload proprietary products, collectively referred to as our cash transfer products, which enable cash loading and transfer services through our Green Dot Network. The Green Dot Network enables consumers to use cash to reload our prepaid debit cards or to transfer cash to any of our Green Dot Network acceptance members, including competing prepaid card programs and other online accounts.

We market our cards and financial services to banked, underbanked, and unbanked consumers in the United States using distribution channels other than traditional bank branches, such as retailer locations nationwide and the Internet. Our prepaid debit cards are issued by third-party issuing banks, and we have relationships with several large card issuers including GE Money Bank, Columbus Bank and Trust Company, and National Bank of South Carolina. We also have distribution arrangements with many large and medium-sized retailers, such as Walmart, Walgreens, CVS, Rite Aid, Kroger, 7-Eleven, Radio Shack, Kmart, and Meijer, and with various industry resellers, such as Incomm, PaySpot, and Coinstar. We refer to participating retailers collectively as “our retail distributors.”

2.	Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP. We have eliminated all significant intercompany balances and transactions in consolidation. Subsequent to July 31, 2009, we intend to issue our consolidated financial statements as of December 31, 2009 and for the five-month period then ended. Thereafter, we intend to issue our consolidated financial statements on a calendar year basis.

We consider an operating segment to be any component of our business whose operating results are regularly reviewed by our chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance based on discrete financial information. Our Chief Executive Officer, our chief operating decision-maker, reviews our operating results on an aggregate basis and manages our operations and the allocation of resources as a single operating segment – prepaid cards and related services.

Unaudited Pro Forma Information

In February 2010, our board of directors authorized us to file a Registration Statement with the Securities and Exchange Commission, or the SEC, to permit us to proceed with an initial public offering of our common stock. Upon the consummation of the initial public offering contemplated, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. We prepared unaudited pro forma stockholders’ equity as of October 31, 2009 assuming the conversion of the convertible preferred stock outstanding as of that date into 24,941,521 shares of common stock. The pro forma stockholders’ equity as of October 31, 2009 reflects the impact of the conversion as if the offering was consummated on October 31, 2009. We computed unaudited pro forma earnings per common share for the year ended July 31, 2009 and the three months ended October 31, 2009 using the weighted average number of common shares outstanding, including the pro forma effect of the conversion of all currently outstanding convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the respective periods. Our

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

pro forma earnings per common share calculation for the year ended July 31, 2009 also included the effect of the redemption of our Series D redeemable convertible preferred stock as if that redemption had occurred at the beginning of the year ended July 31, 2009.

Unaudited Interim Financial Statements

The accompanying unaudited October 31, 2009 consolidated balance sheet, the consolidated statement of changes in redeemable convertible preferred stock and in stockholders’ equity (deficit) for the three months ended October 31, 2009 and the consolidated statements of operations and cash flows for the three months ended October 31, 2008 and October 31, 2009 and the related interim information contained within the notes to the consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC for interim financial information. Accordingly, they do not include all of the information and the notes required by GAAP for complete financial statements. In our opinion, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of our financial position at October 31, 2009 and results of our operations and our cash flows for the three months ended October 31, 2008 and 2009. The results for the three months ended October 31, 2009 are not necessarily indicative of future results.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, approved the Accounting Standards Codification, or ASC, as the single source of authoritative accounting and reporting standards for all nongovernmental entities, with the exception of guidance issued by the SEC and its staff. The FASB ASC is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded, and all accounting literature not included in the FASB ASC is considered nonauthoritative. Our adoption of FASB ASC did not have an impact on our consolidated financial statements because it only amends the referencing to existing accounting standards.

In May 2009, the FASB issued a new standard for disclosing events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Additionally, the standard requires companies to disclose subsequent events as defined in the standard and to disclose the date through which we have evaluated subsequent events. The standard is effective for interim and annual periods ending after June 15, 2009. Our adoption of the standard did not have a material impact on our consolidated financial statements. See Note 16 — Subsequent Events for additional details.

In April 2009, the FASB issued a new accounting standard that requires us to include fair value disclosures of financial instruments for each interim and annual period for which financial statements are prepared. Our adoption of the standard did not have a material impact on our consolidated financial statements. See Note 8 — Fair Values of Financial Instruments for additional details.

In June 2008, the FASB issued a new accounting standard on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method. Unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents are treated as a separate class of securities in calculating earnings per share. The standard is effective for fiscal years beginning after December 15, 2008; earlier application was not permitted. Our adoption of the standard did not have a material effect on our results of operations or earnings per share.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, including the accompanying notes. We base our estimates and assumptions on historical factors, current circumstances, and the experience and judgment of management. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates.

Unrestricted Cash and Cash Equivalents

We consider all unrestricted highly liquid investments with an original maturity of three months or less to be unrestricted cash and cash equivalents.

Restricted Cash

We maintain restricted deposits in bank accounts to support our line of credit.

Settlement Assets and Obligations

Our retail distributors collect customer funds for purchases of new cards and cash transfer products and then remit these funds directly to bank accounts established on behalf of those customers by the third-party card issuing banks. The remittance of these funds by our retail distributors takes an average of three business days.

Settlement assets represent the amounts due from our retail distributors for customer funds collected at the point of sale that have not yet been remitted to the card issuing banks.

Settlement obligations represent the amounts due from us to the card issuing banks for funds collected but not yet remitted by our retail distributors and not funded by our line of credit.

We have no control over or access to customer funds remitted by our retail distributors to the bank accounts. Customer funds therefore are not our assets, and we do not recognize them in our consolidated financial statements. As of July 31, 2008 and 2009 and October 31, 2009 (unaudited), total funds held in the bank accounts on behalf of our customers totaled $86.7 million, $127.5 million and $141.5 million, respectively, of which $7.6 million, $13.0 million and $11.6 million, respectively, related to funds for prepaid debit cards and cash transfer products that had not yet been activated by the customers.

Accounts Receivable, Net

Accounts receivable is comprised principally of overdrawn account balances due from cardholders, trade accounts receivable, new card and cash transfer fees due from card issuing banks, other receivables due from card issuing banks, and other receivables. We record accounts receivable net of reserves for estimated uncollectible accounts.

Overdrawn Account Balances Due from Cardholders and Reserve for Uncollectible Overdrawn Accounts

Cardholder account overdrafts arise from fee assessments or from purchase transactions that we honor, in each case in excess of the funds in a cardholder’s account. We are exposed to losses from unrecovered cardholder account overdrafts. We establish a reserve for uncollectible overdrawn accounts for both fees assessed and purchase transactions in excess of a cardholder’s account balance. The reserve for uncollectible overdrawn accounts represents our estimate of the portion of these receivables that will not be recovered. We base our estimate of the reserve upon historical overdraft recovery rates and our judgment regarding overall adequacy of the reserve. When a cardholder account has more than 90 days of inactivity, we consider the probability of recovery to be

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

remote and we charge off the full amount of the overdrawn account balance. We include our provision for uncollectible overdrawn accounts related to fees as an offset to card revenues in the accompanying consolidated statements of operations. We include our provision for uncollectible overdrawn accounts related to purchase transactions as other general and administrative expenses in the accompanying consolidated statements of operations.

Property and Equipment

We carry our property and equipment at cost less accumulated depreciation and amortization. We generally compute depreciation on property and equipment using the straight-line method over the estimated useful lives of the assets, except for internal-use software in development, which is not depreciated. We generally compute amortization on tenant improvements using the straight-line method over the shorter of the related lease term or estimated useful lives of the improvements. We expense expenditures for maintenance and repairs as incurred.

The estimated useful lives of the respective classes of assets are as follows:

Computer equipment, furniture and office equipment	3 – 4 years
Computer software purchased	3 years
Capitalized internal-use software	2 years
Tenant improvements	Shorter of the useful life or the lease term

We capitalize certain internal and external costs incurred to develop internal-use software during the application development stage. We also capitalize the cost of specified upgrades and enhancements to internal-use software that result in additional functionality. Once a development project is substantially complete and the software is ready for its intended use, we begin depreciating these costs on a straight-line basis over the internal-use software’s estimated useful life.

Impairment of Long Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows from an asset is less than the carrying amount of the asset, we recognize an impairment loss. We measure the loss as the amount by which the carrying amount exceeds its fair value calculated using the present value of estimated net future cash flows. Included in other general and administrative expenses in our consolidated statements of operations for the year ended July 31, 2009 and three months ended October 31, 2008 (unaudited) and 2009 (unaudited) were $405,000, $89,000 and $36,000 of recognized impairment losses on internal-use software. We identified no indicators of impairment during the years ended July 31, 2007 and 2008.

Amounts Due to Issuing Banks for Overdrawn Accounts

Our card issuing banks fund overdrawn cardholder account balances on our behalf. Amounts funded are due from us to the issuing banks based on terms specified in the agreements with the card issuing banks. Generally, we expect to settle these obligations within 12 months.

Amounts Due Under Line of Credit

After a consumer purchases a new card or cash transfer product at a retail location, we make the funds immediately available once the consumer goes online or calls a toll-free number to activate the new card or add funds from a cash transfer product. Since our retail distributors do not remit funds to our card issuing banks, on average, for three business days, we maintain a line of credit with certain

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

card issuing banks that is available to fund any cash requirements related to the timing difference between funds remitted by our retail distributors to the card issuing banks and funds utilized by consumers. We repay any draws on this line of credit when our retail distributors remit the funds to the card issuing banks’ bank accounts.

Revenue Recognition

Our operating revenues consist of card revenues, cash transfer revenues, and interchange revenues. We recognize revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is sold or the service is performed, and collectibility of the resulting receivable is reasonably assured.

Card revenues consist of new card fees, monthly maintenance fees, ATM fees, and other revenues. We charge new card fees when a consumer purchases a new card in a retail store. We defer and recognize new card fees on a straight-line basis over our average card lifetime, which is currently nine months for our reloadable prepaid debit cards and six months for our non-reloadable cards. We determine the average card lifetime based on our recent historical data for comparable products. We measure card lifetime for our reloadable prepaid debit cards as the period of time, inclusive of reload activity, between sale (or activation) of the card and the date of the last positive balance. We measure the card lifetime for our non-reloadable (gift) cards as the redemption period during which cardholders perform the substantial majority of their transactions. We report the unearned portion of new card fees as a component of deferred revenue in our consolidated balance sheets. We charge maintenance fees on a monthly basis pursuant to the terms and conditions in the applicable cardholder agreements. We recognize monthly maintenance fees ratably over the month for which they are assessed. We charge ATM fees to cardholders when they withdraw money or conduct other transactions at ATMs in accordance with the terms and conditions in the applicable cardholder agreements. We recognize ATM fees when the withdrawal is made by the cardholder, which is the same time the fees are assessed. Other revenues consist of customer service fees, and fees associated with optional products or services, which we generally offer to consumers during the card activation process. We charge customer service fees pursuant to the terms and conditions in the applicable cardholder agreements and recognize them when the underlying services are completed. Optional products and services that generate other revenues include providing a second card for an account, expediting delivery of the personalized debit card that replaces the temporary card obtained at the retail store, and upgrading a cardholder account to one of our upgrade programs. We generally recognize revenue related to optional products and services when the underlying services are completed, but we treat revenues related to our upgrade programs in a manner similar to new card fees and monthly maintenance fees.

We generate cash transfer revenues when consumers purchase our cash transfer products (reload services) in a retail store. We recognize these revenues when the cash transfer transactions are completed, generally within three business days from the time of sale of these products.

We earn interchange revenues from fees remitted by the merchant’s bank, which are based on rates established by Visa and MasterCard, when cardholders make purchase transactions using our cards. We recognize interchange revenues as these transactions occur.

We report our different types of revenues on a gross or net basis based on our assessment of whether we act as a principal or an agent in the transaction. To the extent we act as a principal in the transaction, we report revenues on a gross basis. In concluding whether or not we act as a principal or an agent, we evaluate whether we have the substantial risks and rewards under the terms of the revenue-generating arrangements, whether we are the party responsible for fulfillment of the services

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

purchased by the cardholders, and other factors. For all of our significant revenue arrangements, including reloadable and non-reloadable cards, we record revenues on a gross basis.

Generally, customers have limited rights to a refund of a new card fee or a cash transfer fee. We have elected to recognize revenues prior to the expiration of the refund period, but reduce revenues by the amount of expected refunds, which we estimate based on actual historical refunds.

On occasion, we enter into incentive agreements with our retail distributors designed to increase product acceptance and sales volume. We capitalize incentive payments that we make in instances where we receive a preferred product placement for a negotiated period of time. We amortize capitalized amounts as a reduction of revenues over that period.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of sales commissions, advertising and marketing expenses, and the costs of manufacturing and distributing card packages, placards, and promotional materials to our retail distributors’ locations and providing personalized debit cards to consumers who have activated their cards.

We pay our retail distributors commissions based on sales of our prepaid debit cards and cash transfer products in their stores. We defer and expense commissions related to new cards sales ratably over the average card lifetime, which is currently nine months for our reloadable prepaid debit cards and six months for our non-reloadable cards. We expense commissions related to cash transfer products when the cash transfer transactions are completed. Sales commissions were $26.2 million, $40.7 million, and $50.8 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $12.0 million and $11.6 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

We expense costs for the production of advertising as incurred. The cost of media advertising is expensed when the advertising first takes place. Advertising and marketing expenses were $7.2 million, $13.6 million, and $7.0 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $5.2 million and $0.8 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

We record the costs associated with card packages and placards as prepaid expenses, and we record the costs associated with personalized debit cards as deferred expenses. We recognize the prepaid cost of card packages and placards over the related sales period, currently six months, and we amortize the deferred cost of personalized cards, when activated, over the average card lifetime, currently nine months. Our manufacturing and distributing costs were $5.5 million, $15.3 million, and $18.0 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $3.3 million and $5.7 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. Included in our manufacturing and distributing costs were shipping and handling costs of $0.5 million, $1.3 million, and $2.3 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.5 million and $0.7 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. Also included in our manufacturing and distributing costs was the liability that we incur for use tax to various states related to purchases of materials since no sales tax is charged to customers when new cards or cash transfer transactions are purchased.

Stock-Based Compensation

Effective August 1, 2006, we adopted a new accounting standard related to stock-based compensation. We adopted the new standard using the prospective transition method, which required

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

compensation expense to be recognized on a prospective basis, and therefore prior period financial statements do not include the impact of our adoption of this standard. Compensation expense recognized relates to stock options granted, modified, repurchased, or cancelled on or after August 1, 2006. We record compensation expense using the fair value method of accounting. We base compensation expense on per option fair values, estimated at the grant date using the Black-Scholes option-pricing model. We recognize compensation expense for awards with only service conditions that have graded vesting schedules on a straight-line basis over the vesting period of the award. Vesting is based upon continued service to our company.

We continued to account for stock options granted to employees prior to August 1, 2006, using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the grant date, and the price an employee must pay to exercise the award. For additional information, refer to Note 11 — Stock-Based Compensation.

We also measure the fair value of equity instruments issued to non-employees using the Black-Scholes option-pricing model and recognize related expense in the same periods that the goods or services are received. For additional information, refer to Note 10 — Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit).

Income Taxes

Our income tax expense is comprised of current and deferred income tax expense. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from the changes in deferred tax assets and liabilities during the periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in our consolidated financial statements. We also recognize deferred tax assets for tax attributes such as net operating loss carryforwards and tax credit carryforwards. We record valuation allowances to reduce deferred tax assets to the amounts we conclude are more likely-than-not to be realized in the foreseeable future.

We recognize and measure income tax benefits based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. We accrue income tax related interest and penalties, if applicable, within income tax expense.

For additional information, refer to Note 6 — Income Taxes.

Earnings (Loss) Per Common Share

The holders of our preferred stock are entitled to participate in dividends and earnings of our company. Therefore, we apply the two-class method in calculating earnings per common share. The two-class method requires net income, after deduction of any preferred stock dividends, deemed dividends on preferred stock redemptions, and accretions in the carrying value on preferred stock, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic earnings (loss) per common share is then calculated by dividing net income (loss) allocated to common stockholders, after the reduction for earnings allocated to preferred stock, by the weighted-average common shares issued and outstanding.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

In addition, for diluted earnings per common share, the conversion of convertible preferred stock can affect net income (loss) allocated to common stockholders. Where the effect of this conversion is dilutive, we adjust net income (loss) allocated to common stockholders by the associated preferred dividends. We divide adjusted net income by the weighted-average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of outstanding stock options and outstanding warrants, and the dilution resulting from the conversion of convertible preferred stock, if applicable. We exclude the effects of convertible preferred stock and outstanding warrants and stock options from the computation of diluted earnings (loss) per common share in periods in which the effect would be antidilutive. We calculate dilutive potential common shares using the treasury stock method, if-converted method and the two-class method, as applicable.

For additional information, refer to Note 12 — Earnings Per Common Share.

3.	Accounts Receivable

Accounts receivable consisted of the following (in thousands):

	July 31,		October 31,
	2008	2009	2009
			(Unaudited)

Overdrawn account balances due from cardholders	$9,231	$10,165	$10,774
Reserve for uncollectible overdrawn accounts	(5,277)	(6,448)	(7,004)

Net overdrawn account balances due from cardholders	3,954	3,717	3,770

Trade receivables	5,887	9,727	10,533
Reserve for uncollectible trade receivables	(248)	(114)	(90)

Net trade receivables	5,639	9,613	10,443

New card fees and cash transfer fees due from card issuing banks	3,660	4,416	4,781
Other receivables due from card issuing banks	—	1,870	1,996
Other receivables	827	1,708	1,129

Accounts receivable, net	$14,080	$21,324	$22,119

Activity in the reserve for uncollectible overdrawn accounts consisted of the following (in thousands):

	July 31,			October 31,
	2007	2008	2009	2009
				(Unaudited)

Balance, beginning of the year	$2,104	$2,718	$5,277	$6,448
Provision for uncollectible overdrawn accounts:
Fees	6,519	13,652	20,187	5,947
Purchase transactions	1,390	2,483	2,361	539
Charge-offs	(7,295)	(13,576)	(21,377)	(5,930)

Balance, end of year	$2,718	$5,277	$6,448	$7,004

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

4.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	July 31,		October 31,
	2008	2009	2009
			(Unaudited)

Computer equipment, furniture, and office equipment	$6,296	$7,812	$8,624
Computer software purchased	2,062	2,879	3,213
Capitalized internal-use software	9,470	13,078	14,402
Tenant improvements	882	1,097	1,126

	18,710	24,866	27,365
Less accumulated depreciation and amortization	(11,614)	(16,187)	(17,457)

Property and equipment, net	$7,096	$8,679	$9,908

Depreciation and amortization expense was $3.5 million, $4.4 million, and $4.6 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $1.1 million and $1.3 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. Included in those amounts are depreciation expense related to internal-use software of $1.7 million, $2.4 million, and $2.5 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.6 million and $0.7 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. The net carrying value of capitalized internal-use software was $3.0 million, $3.6 million, $4.7 million and $5.3 million at July 31, 2007, 2008, and 2009 and October 31, 2009 (unaudited), respectively.

5.	Related Party Transactions

We loaned $3.0 million in March 2004 and $0.8 million in February 2006 to our current Chief Executive Officer bearing interest at rates of 3.5% and 4.5%, respectively, compounded semiannually. All principal and unpaid interest outstanding under the loans is due in March 2011. The loans are collateralized by 2,500,000 shares of our common stock owned by the officer and pledged under a stock pledge agreement. We classified the outstanding balance of these loans, including capitalized interest of $575,000, $735,000 and $776,000 at July 31, 2008 and 2009 and October 31, 2009 (unaudited), respectively, as a reduction in stockholders’ equity. We recorded interest on these loans of $150,000, $155,000, and $160,000 for the years ended July 31, 2007, 2008, and 2009, respectively, and $40,000 and $41,000 for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively, as additional paid-in-capital.

During the three-year period ended July 31, 2009, we loaned an aggregate amount of $1.1 million to an executive to purchase common stock. The $1.1 million was loaned in seven installments, each installment ranging from $18,000 to $622,000. The interest rate on the loan is specified for each installment and ranges from 2.72% to 5.14%, compounded semiannually. All principal and unpaid interest outstanding under the loan is due in May 2013. The loan is collateralized by 898,000 shares of our common stock owned by the officer and a full recourse promissory note. We classified the outstanding balance of the loan, including capitalized interest of $77,000, $127,000 and $140,000 at July 31, 2008 and 2009 and October 31, 2009 (unaudited), respectively, as a reduction in stockholders’ equity. We recorded interest on these loans of $41,000, $36,000, and $50,000 for the years ended July 31, 2007, 2008, and 2009, respectively, and $10,000 and $13,000 for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively, as additional paid-in-capital.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

5.	Related Party Transactions (Continued)

We loaned $120,000 in February 2008 to our current Chief Financial Officer to purchase common stock. The loan bears an interest rate of 3.48%, compounded semiannually. All principal and unpaid interest outstanding under the loan is due in February 2015. The loan is collateralized by 85,000 shares of our common stock owned by the officer and a full recourse promissory note. We classified the outstanding balance of the loan, including capitalized interest of $2,000, $7,000 and $8,000 at July 31, 2008 and 2009 and October 31, 2009 (unaudited), respectively, as a reduction in stockholders’ equity. We recorded interest on the loan of $2,000 and $5,000 for the years ended July 31, 2008 and 2009, respectively, and $1,000 and $1,000 for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively, as additional paid-in-capital.

As discussed in Note 16 — Subsequent Events, all of these related party notes receivable were repaid in full subsequent to October 31, 2009.

6.	Income Taxes

The components of income tax expense (benefit) for the years ended July 31, 2007, 2008, and 2009 were as follows (in thousands):

	Year Ended July 31,
	2007	2008	2009

Current:
Federal	$(629)	$9,611	$22,645
State	(82)	2,610	5,988

Current income tax expense (benefit)	(711)	12,221	28,633
Deferred:
Federal	(2,121)	74	(1,662)
State	(514)	(34)	(69)

Deferred income tax expense (benefit)	(2,635)	40	(1,731)

Income tax expense (benefit)	$(3,346)	$12,261	$26,902

Income tax expense (benefit) for the years ended July 31, 2007, 2008 and 2009 varied from the amount computed by applying the federal statutory income tax rate to income before income taxes. A reconciliation between the expected federal income tax expense using the federal statutory tax rate of 35% and our actual income tax expense (benefit) for the years ended July 31, 2007, 2008 and 2009 was as follows:

	Year Ended July 31,
	2007	2008	2009

U.S. federal income tax	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	6.1	5.7	6.1
Change in valuation allowance	(288.9)	—	—
Other	(9.4)	0.7	0.9

Income tax expense (benefit)	(257.2)%	41.4%	42.0%

Income tax expense was $4.2 million and $7.5 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively, with an effective tax rate of 42%. The effective tax rate for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited) differ from

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes (Continued)

the expected federal statutory tax rate of 35% primarily due to state income taxes, net of the federal benefit.

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities were as follows (in thousands):

	July 31,
	2008	2009

Deferred tax assets:
Reserve for overdrawn accounts	$3,102	$2,827
State income taxes	696	1,898
Stock-based compensation	600	1,002
Other	648	956

Total deferred tax assets	5,046	6,683
Deferred tax liabilities:
Internal-use software costs	(975)	(2,019)
Deferred expenses	(1,572)	(364)
Property and equipment, net	(77)	(147)

Total deferred tax liabilities	(2,624)	(2,530)

Net deferred tax assets	$2,422	$4,153

Total net deferred tax assets and liabilities are included in our consolidated balance sheets as follows:

	July 31,
	2008	2009

Current net deferred tax assets	$4,446	$5,681
Noncurrent net deferred tax liabilities	(2,024)	(1,528)

Net deferred tax assets	$2,422	$4,153

In assessing whether a valuation allowance is needed for our deferred tax assets, we consider whether it is more likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon our generation of sufficient taxable income of the appropriate character during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of our historical taxable income and projections of our future taxable income over the periods in which the temporary differences resulting in the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of our deferred tax assets. Accordingly, we recorded no valuation allowance as of July 31, 2008 and 2009.

During the year ended July 31, 2008, we utilized approximately $2.8 million of federal and approximately $2.7 million of state net operating loss carryforwards. As of July 31, 2009, we have no unutilized net operating loss carryforwards.

In accounting for income taxes, we followed the guidance related to uncertainty in income taxes. The guidance prescribes a comprehensive framework for the financial statement recognition, measurement, presentation, and disclosure of uncertain income tax positions that we have taken or anticipate taking in a tax return, and includes guidance on de-recognition, classification, interest and

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes (Continued)

penalties, accounting in interim periods, and transition rules. We have concluded that we have no significant unrecognized tax benefits. We are subject to examination by the Internal Revenue Service, or IRS, and various state tax authorities. Our consolidated federal income tax returns for the years ended July 31, 2005 and 2008 have been examined by the IRS, and there have been no material changes in our tax liabilities for those years. We generally remain subject to examination of our federal income tax returns for the year ended July 31, 2006 and later years. We generally remain subject to examination of our various state income tax returns for a period of four to five years from the respective dates the returns were filed.

7.	Borrowing Agreements

In March 2009, we increased the balance available on our line of credit from $12.0 million to $15.0 million. This line of credit matures on March 24, 2010, and bears interest at LIBOR (as published in The Wall Street Journal) plus 1.50%. The line of credit is collateralized by substantially all of our assets, including a restricted cash deposit at the lending institution of $15.0 million. There was no outstanding borrowing on this line of credit at July 31, 2008 and 2009 or October 31, 2009 (unaudited).

8.	Fair Values of Financial Instruments

Our financial instruments, including unrestricted cash and cash equivalents, restricted cash, settlement assets and obligations, accounts receivable, certain other assets, accounts payable, and other accrued liabilities, are short-term, and, accordingly, we believe their carrying amounts approximate their respective fair values.

9.	Concentrations of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of unrestricted cash and cash equivalents, restricted cash, accounts receivable, and settlement assets. We deposit our unrestricted cash and cash equivalents and our restricted cash with regional and national banking institutions, including certain of our card issuing banks, that we periodically monitor and evaluate for creditworthiness. Credit risk for our accounts receivable is concentrated with card issuing banks and our customers, and this risk is mitigated by the relatively short collection period and our large customer base. We do not require or maintain collateral for accounts receivable. We maintain reserves for uncollectible overdrawn accounts and uncollectible trade receivables. Credit risk for our settlement assets is concentrated with our retail distributors, which we periodically monitor.

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Redeemable Convertible Preferred Stock

In October 2006, we entered into an agreement with a card issuing bank to provide a co-branded GPR card program with a major retail distributor. We also entered into equity financing transactions with the bank and an affiliated investment entity, under which we issued a warrant to purchase 500,000 shares of our common stock in October 2006 and 2.9 million shares of Series D redeemable convertible preferred stock, or Series D, in December 2006. We received cash consideration of $20.0 million from the equity financing transactions. The holder of Series D was entitled to receive noncumulative dividends at a per annum rate of $0.547 per share and to participate in dividends on common stock on an as-converted basis, subject to the declaration by our board of directors out of funds legally available. Series D was redeemable for cash at the option of the holder on the seventh anniversary of its issuance. Series D was also convertible into our common stock any time prior to redemption, at the option of the holder, based on a conversion ratio. In the event of any liquidation,

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

dissolution or winding up of our company, the holder of Series D was entitled to receive an amount equal to $6.834 per share plus 20% per annum from the date of issuance.

The freestanding warrant we issued entitled the holder to purchase 500,000 shares of our common stock at a per share price of $6.834 any time prior to the earliest of: a) the date of our initial public offering; b) the date of a change in control of our company; or c) October 27, 2013. The warrant was not redeemable.

We allocated the proceeds from the issuance of the Series D and the freestanding warrant to these instruments on a relative fair value basis. The initial allocated value of the warrant calculated using an option-pricing model was $1.3 million. As the warrant allowed settlement only in the underlying common stock, it was recorded at its initial allocated value as a component of additional paid-in capital.

Due to the nature of the redemption feature and other provisions, we classified Series D as temporary equity at its initial allocated value of $18.7 million. We determined that Series D did not contain any beneficial conversion features. We accreted the carrying value of the stock to its redemption value at each reporting period with a charge to retained earnings.

On December 19, 2008, we entered into an agreement with the sole holder of Series D for an early redemption of the 2,926,458 outstanding shares. The agreed redemption value was $39.2 million, or $13.38 per share, which we paid in cash on December 19, 2008. Upon redemption, the Series D preferred shares were canceled.

In addition, on December 19, 2008, we purchased a call option, which entitled us to purchase the freestanding warrant on 500,000 shares of common stock at an exercise price of approximately $2.0 million. The call option was exercisable any time during the period March 1, 2009 to September 1, 2009. In June 2009, we exercised the call option and repurchased the warrant.

Convertible Preferred Stock

Our convertible preferred stock at July 31, 2008 and 2009 and October 31, 2009 (unaudited) consisted of the following (in thousands):

July 31, 2008

				Proceeds Net of
	Number of Shares		Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

Series A	6,520	6,481	$1,953	$1,899
Series B	3,197	3,177	2,186	2,008
Series C	10,114	9,939	8,230	8,136
Series C-1	4,541	4,240	5,976	5,976

	24,372	23,837	$18,345	$18,019

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

July 31, 2009

				Proceeds Net of
	Number of Shares		Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

Series A	6,520	6,404	$1,930	$1,877
Series B	3,197	3,177	2,186	2,008
Series C	10,114	9,939	8,230	8,136
Series C-1	4,541	4,240	5,976	5,976
Series C-2	1,182	1,182	13,000	12,979

	25,554	24,942	$31,322	$30,976

October 31, 2009 (Unaudited)

				Proceeds Net of
	Number of Shares		Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

Series A	6,520	6,404	$1,930	$1,877
Series B	3,197	3,177	2,186	2,008
Series C	10,114	9,939	8,230	8,136
Series C-1	4,541	4,240	5,976	5,976
Series C-2	1,182	1,182	13,000	12,979

	25,554	24,942	$31,322	$30,976

Our Certificate of Incorporation specifies the following rights, preferences, and privileges for our preferred stockholders.

Voting

Each share of Series A, B, C, C-1, and C-2 convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock. Our preferred stockholders are entitled to elect four directors. Additionally, the holders of our Series C, C-1 and C-2 shares, voting together, are entitled to elect one director. The approval of at least 67% of the then-outstanding number of shares of convertible preferred stock and a majority of the then-outstanding Series C, C-1 and C-2 convertible preferred stock, voting together as a separate class, is required to, among other things: change the rights and preferences of our preferred stock; change our authorized share capital; redeem shares of our capital stock; increase the number of shares available for issuance under our stock plan; declare or pay any dividend; take any action that results in a merger, sale of control, or any other transaction in which all or substantially all of our assets or more than 50% of the voting power of our company is disposed of; and the dissolution or winding up of our company.

Dividends

Our Series A, B, C, C-1, and C-2 convertible preferred stockholders are entitled to receive noncumulative dividends at the per annum rates of $0.024, $0.055, $0.066, $0.113, and $0.88, respectively, when and if declared by our board of directors. The holders of Series A, B, C, C-1, and C-2 convertible preferred stock will also be entitled to participate in dividends on our common stock, when and if declared by our board of directors, on an as-converted basis. Our board of directors did

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

not declare any dividends on our convertible preferred stock or common stock during the three-year period ended July 31, 2009.

Liquidation

In the event of any liquidation, dissolution, or winding up of our company, the available funds and assets that may be legally distributed to our stockholders will be distributed, without preference, to the holders of our Series A, B, C, C-1, and C-2 convertible preferred stock at amounts equal to $0.30, $0.69, $0.83, $1.41, and $11.00 per share, respectively. Upon completion of the distributions to each series of convertible preferred stock, all remaining funds and assets available for distribution are required to be distributed on a pro rata basis among holders of our common stock. If upon any liquidation, dissolution, or winding up of our company, the available funds and assets are insufficient to permit the payment to holders of each series of convertible preferred stock of the full preferential amounts, then the entire remaining funds and assets will be distributed on a pro rata basis among holders of each series of convertible preferred stock in proportion to their preferential amounts.

A liquidation, dissolution, or winding up of our company includes the acquisition of our company by another entity by merger, consolidation, sale of voting control, or any other transaction or series of transactions in which all our stockholders immediately prior to such transaction hold less than 50% of the voting power of the surviving entity. Upon such an event, all of the holders of each class of stock are eligible to participate in all available remaining funds and assets.

Conversion

Each share of Series A, B, C, C-1, and C-2 convertible preferred stock is convertible into our common stock, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series A, B, C, C-1, and C-2 convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon: (1) the closing of a public offering of common stock at a per share price of at least $2.48 per share with gross proceeds of at least $25 million, or (2) the consent of the holders of the majority of our convertible preferred stock, provided, however, that no shares of Series C, C-1, or C-2 convertible preferred stock will automatically be converted pursuant to such consent unless a majority of the then-outstanding Series C, C-1, and C-2 convertible preferred stockholders, voting together as separate class, also consent to such conversion.

Registration Rights Agreement

We are a party to a registration rights agreement with certain of our investors, pursuant to which we have granted those persons or entities the right to register shares of common stock held by them under the Securities Act of 1933, as amended, or the Securities Act. Holders of these rights are entitled to demand that we register their shares of common stock under the Securities Act so long as certain conditions are satisfied and require us to include their shares of common stock in future registration statements that may be filed, either for our own account or for the account of other security holders exercising registration rights. In addition, after an initial public offering, these holders have the right to request that their shares of common stock be registered on a Form S-3 registration statement so long as certain conditions are satisfied and the anticipated aggregate sales price of the registered shares as of the date of filing of the Form S-3 registration statement is at least $1 million. The foregoing registration rights are subject to various conditions and limitations, including the right of underwriters of an offering to limit the number of registrable securities that may be included in an offering. The registration rights terminate as to any particular shares on the date on which the holder sells such shares to the public in a registered offering or pursuant to Rule 144 under the Securities

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

Act. We are generally required to bear all of the expenses of these registrations, except underwriting commissions, selling discounts and transfer taxes.

We are not obligated under the registration rights agreement to transfer consideration, whether in cash, equity instruments, or adjustments to the terms of the financial instruments that are subject to the registration payment arrangement, to the investors, if the registration statement is not declared effective within the specified time or if effectiveness of the registration statement is not maintained.

Stock Repurchase Agreement

On January 22, 2007, we entered into a Stock Repurchase Agreement with Related Stock Cancellation Provisions with certain stockholders to repurchase 2,926,458 common and preferred shares. In addition, we purchased a call option from these stockholders that gave us the right to obtain and cancel an additional 2,926,458 shares from these stockholders. We paid an aggregate consideration of $20.0 million related to these transactions. Upon redemption of all Series D preferred stock, the call option was canceled on December 19, 2008.

Non-Employee Stock-Based Payments

At July 31, 2009 and October 31, 2009, options to purchase 283,786 shares of Series C-1 preferred stock at an exercise price of $1.41 per share were outstanding. These options were issued in 2005, and are exercisable any time prior to their expiration date of February 11, 2012. We recognized stock-based compensation of $319,000 for these options during 2005, 2006, and 2007 and included it as a component of additional paid-in capital.

On March 3, 2009, we entered into a sales and marketing agreement with a third party that contained a contingent warrant feature. The warrant provides the third party with an option to purchase 3,426,765 shares of our common stock at a per share price of $23.70 if certain sales volume or revenue targets are achieved. A further 856,691 shares become eligible for purchase under the warrant should either of these targets be achieved and additional specified marketing and promotional activities take place.

The shares become eligible for purchase under the warrant at any time the targets are achieved prior to the earlier of March 3, 2014 or the termination of the sales and marketing agreement. Once eligible for purchase, the purchase option expires on the earliest of: (1) the date at which the sales and marketing agreement with the third-party is terminated; (2) the date of a change of control transaction of our company; or (3) March 3, 2017.

The warrant is not redeemable for cash by the holder unless we fail to perform in accordance with the customary contractual terms of the sales and marketing agreement. Should the third party fail to perform in accordance with the terms of the sales and marketing agreement, we obtain an option to repurchase any shares previously issued under the warrant.

As the option to purchase shares under the warrant is contingent upon the achievement of certain sales volume or revenue targets, there is a possibility that no shares will become eligible for purchase. Based on different possible outcomes, we developed a range of fair values for the warrant, and we measured the warrant at its current lowest aggregate fair value within that range. As none of the performance conditions have been met, the lowest aggregate fair value is zero. Accordingly, we have not assigned any value to the warrant in our consolidated financial statements as of July 31, 2009 or October 31, 2009 (unaudited).

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Stock-Based Compensation

Stock Plan

In January 2001, we adopted the 2001 Stock Plan, or the Plan. The Plan provides for the granting of incentive stock options, nonqualified stock options and other stock awards. Our officers, employees, outside directors, and consultants are eligible to receive stock-based awards under the Plan; however, incentive stock options may only be granted to our officers and employees. During the year ended July 31, 2009, we increased the number of shares of common stock reserved for issuance under the Plan from 9,643,134 shares to 9,943,134 shares. Options granted under the Plan generally vest over four years and expire five or ten years from the date of grant.

The total stock-based compensation expense recognized was $0.2 million, $1.2 million, and $2.5 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.6 million and $0.7 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. The total income tax benefit recognized as a component of income tax expense for stock-based compensation arrangements was $0, $0.3 million, and $0.4 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.1 million and $0.1 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

We estimated the fair value of each employee option grant on the date of grant using the following weighted-average assumptions:

	Year Ended July 31,			Three Months Ended October 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Risk-free interest rate	4.52%	2.98%	2.26%	3.32%	2.88%
Expected term (life) of options (in years)	6.08	6.08	6.08	6.08	6.08
Expected dividends	—	—	—	—	—
Expected volatility	54.3%	54.3%	53.2%	48.0%	56.0%

Determining the fair value of stock-based awards at their respective grant dates requires considerable judgment, including estimating expected volatility and expected term (life). We based our expected volatility on the historical volatility of comparable public companies over the option’s expected term. We calculated our expected term based on the simplified method, which is the mid-point between the weighted-average graded-vesting term of 2.16 years and the contractual term of 10 years, resulting in 6.08 years. The simplified method was chosen as a means to determine expected term as there is limited historical option exercise experience due to our company being privately held. We derived the risk-free rate from the average yield for the five-and seven-year zero-coupon U.S. Treasury Strips. We estimate forfeitures at the grant date based on our historical forfeiture rate since the Plan’s inception and revise the estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted-average fair value of options granted was $2.17, $2.49, and $6.98 per share for the years ended July 31, 2007, 2008, and 2009, respectively, and $10.36 and $9.50 per share for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

Stock Option Modification

On December 11, 2008, our board of directors approved the modification of options to purchase 155,500 shares of common stock previously granted on August 12, 2008, to decrease the exercise price from $17.90 to $10.75. The stock option modification resulted in incremental stock-based compensation expense of $214,000, of which $38,000 was recognized for the year ended July 31, 2009 and $176,000 will be recognized over the remaining vesting period.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Stock-Based Compensation (Continued)

Option activity for the years ended July 31, 2007, 2008 and 2009 and the three months ended October 31, 2009 was as follows (in thousands, except per share amounts):

	Options Outstanding
	Number	Weighted-Average
	of Shares	Exercise Price

Balance at July 31, 2006	5,164	$1.00
Additional shares reserved	—	—
Options granted	410	4.36
Options canceled	(444)	1.7
Options exercised	(264)	1.04

Balance at July 31, 2007	4,866	1.22
Additional shares reserved	—	—
Options granted	1,914	4.64
Options canceled	(163)	2.81
Options exercised	(1,822)	0.63

Balance at July 31, 2008	4,795	2.76
Additional shares reserved	—	—
Options granted	812	11.32
Options canceled	(664)	4.24
Options exercised	(35)	3.21

Balance at July 31, 2009	4,908	3.88
Additional shares reserved (unaudited)	—	—
Options granted (unaudited)	128	17.19
Options canceled (unaudited)	(36)	1.41
Options exercised (unaudited)	(36)	3.07

Balance at October 31, 2009 (unaudited)	4,964	$4.25

The total shares available for grant under the Plan were 443,075 as of October 31, 2009 (unaudited).

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Stock-Based Compensation (Continued)

The following table summarizes information with respect to stock options outstanding and exercisable at July 31, 2009:

	Options Outstanding			Options Currently Exercisable
		Weighted-Average	Weighted-		Weighted-Average	Weighted-
		Remaining	Average	Number	Remaining	Average
	Number	Contractual	Exercise	Currently	Contractual	Exercise
Exercise Price	Outstanding	Life (in Years)	Price	Exercisable	Life (in Years)	Price

$0.16-$0.35	358,022	2.6	$0.32	358,022	2.6	$0.32
$0.83-$1.41	1,363,035	5.4	1.19	1,246,037	5.3	1.17
$1.55-$4.00	683,102	5.4	2.08	638,007	5.2	1.94
$4.64-$10.75	2,414,875	8.7	6.10	942,299	8.5	4.82
$10.84-$15.65	89,000	9.7	12.95	—	—	—

	4,908,034			3,184,365

The following table summarizes information with respect to stock options outstanding and exercisable at October 31, 2009 (unaudited):

	Options Outstanding			Options Currently Exercisable
		Weighted-Average	Weighted-		Weighted-Average	Weighted-
		Remaining	Average	Number	Remaining	Average
	Number	Contractual	Exercise	Currently	Contractual	Exercise
Exercise Price	Outstanding	Life (in Years)	Price	Exercisable	Life (in Years)	Price

$0.16-$0.35	323,378	2.4	$0.32	323,378	2.4	$0.32
$0.83-$1.41	1,347,192	5.1	1.20	1,287,059	5.1	1.19
$1.55-$4.00	683,102	5.1	2.08	647,164	5.0	1.97
$4.64-$10.75	2,393,375	8.4	6.11	1,067,055	8.2	5.00
$10.84-$17.19	216,500	9.6	15.45	—	—	—

	4,963,547			3,324,656

Tax benefits realized from the exercise of stock options were $0, $0.9 million and $0 for the years ended July 31, 2007, 2008 and 2009, respectively, and $0 for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited). Cash proceeds from the exercise of stock options were $0.3 million, $1.2 million, and $0.1 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0 and $0.1 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. There were 3,184,365 vested and 1,723,669 unvested outstanding options at July 31, 2009 and 3,324,656 vested and 1,638,891 unvested outstanding options at October 31, 2009 (unaudited). The aggregate unrecognized compensation cost for unvested stock options issued subsequent to August 1, 2006, and expected to be recognized in compensation expense in future periods was $6.4 million and $6.7 million at July 31, 2009 and October 31, 2009 (unaudited), respectively, and the related weighted-average period over which it is expected to be recognized was estimated at 2.5 years and 2.6 years, respectively. No stock-based compensation expense was reflected in our consolidated statements of operations for those stock option grants issued prior to August 1, 2006. At July 31, 2009, 2,140,661 vested and 116,998 unvested outstanding options represented options granted prior to August 1, 2006. At October 31, 2009 (unaudited), 2,147,039 vested and 60,133 unvested outstanding options represented options granted prior to August 1, 2006.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

12.	Earnings per Common Share

Our preferred stockholders are entitled to participate with common stockholders in the distributions of earnings through dividends. We calculated earnings per common share using the two-class method. Refer to Note 2 — Summary of Significant Accounting Policies for a discussion of the calculation of earnings (loss) per common share.

The calculation of basic earnings (loss) per common share and diluted earnings (loss) per common share, or EPS, for the years ended July 31, 2007, 2008 and 2009 and the three months ended October 31, 2008 and 2009 was as follows:

	Year Ended July 31,			Three Months Ended October 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Basic earnings (loss) per common share
Net income	$4,647	$17,335	$37,163	$5,827	$10,404
Accretion of redeemable convertible preferred stock	(3,635)	(4,480)	(1,956)	(1,261)	—
Deemed dividend on preferred stock redemptions	(1,522)	—	(9,634)	—	—
Allocated earnings to preferred stock	—	(9,170)	(17,410)	(3,148)	(7,013)

Net income (loss) allocated to common stockholders	(510)	3,685	8,163	1,418	3,391
Weighted-average common shares issued and outstanding	11,100	10,757	12,036	12,026	12,060

Basic earnings (loss) per common share	$(0.05)	$0.34	$0.68	$0.12	$0.28

Diluted earnings (loss) per common share
Net income (loss) allocated to common stockholders	$(510)	$3,685	$8,163	$1,418	$3,391
Weighted-average common shares issued and outstanding	11,100	10,757	12,036	12,026	12,060
Dilutive potential common shares:
Stock options	—	2,747	2,978	3,259	2,997
Warrants	—	650	698	749	261

Diluted weighted-average common shares issued and outstanding	11,100	14,154	15,712	16,034	15,318

Diluted earnings (loss) per common share	$(0.05)	$0.26	$0.52	$0.09	$0.22

We excluded from the computation of basic EPS for the year ended July 31, 2009 shares issuable under the contingent warrant referred to in Note 10 — Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) as the related performance conditions have not been satisfied.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

12.	Earnings per Common Share (Continued)

For the years ended July 31, 2007, 2008 and 2009 and for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), we excluded convertible preferred stock and certain stock options outstanding, which could potentially dilute basic EPS in the future, from the computation of diluted EPS as their effect was anti-dilutive. The following table shows the weighted-average number of anti-dilutive shares excluded from the diluted EPS calculation for the years ended July 31, 2007, 2008 and 2009 and the three months ended October 31, 2008 (unaudited) and 2009 (unaudited) (in thousands):

	Year Ended July 31,			Three Months Ended October 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Options to purchase common stock	3,307	392	97	21	66
Conversion of convertible preferred stock	25,707	26,763	25,674	26,763	24,942

Total options and conversion of convertible preferred stock	29,014	27,155	25,771	26,784	25,008

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

12.	Earnings per Common Share (Continued)

The calculation of unaudited pro forma basic earnings per common share and diluted earnings per common share, or EPS, for the year ended July 31, 2009 and the three months ended October 31, 2009 was as follows (in thousands):

		Three
		Months
	Year Ended	Ended
	July 31,	October 31,
	2009	2009
		(Unaudited)

Pro forma basic earnings per common share
Net income allocated to common stockholders	$8,163	$3,391
Accretion of redeemable convertible preferred stock	1,956	—
Deemed dividend on preferred stock redemptions	9,634	—
Allocated earnings to preferred stock	17,410	7,013

Pro forma net income	$37,163	$10,404
Weighted-average common shares issued and outstanding	12,036	12,060
Adjustment to reflect assumed effect of conversion of convertible preferred stock	24,942	24,942

Pro forma weighted-average common shares issued and outstanding	36,978	37,002

Pro forma basic earnings per common share	$1.00	$0.28

Pro forma diluted earnings per common share
Net income allocated to common stockholders	$8,163	$3,391
Accretion of redeemable convertible preferred stock	1,956	—
Deemed dividend on preferred stock redemptions	9,634	—
Allocated earnings to preferred stock	17,410	7,013

Pro forma net income	$37,163	$10,404
Weighted-average common shares issued and outstanding	12,036	12,060
Dilutive potential common shares:
Stock options	2,978	2,997
Warrants	698	261
Adjustment to reflect assumed weighted effect of conversion of convertible preferred stock	24,942	24,942

Pro forma diluted weighted-average common shares issued and outstanding	40,654	40,260

Pro forma diluted earnings per common share	$0.91	$0.26

13.	401(k) Plan

On January 1, 2004, we established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan is available to all employees upon completion of three months of employment and allows participants to defer a portion of their annual compensation on a pretax basis. We may contribute to the plan at the discretion of our board of directors. We made contributions to the plan of $73,000, $8,000, and $58,000 for the years ended July 31, 2007, 2008, and 2009, respectively, and $59,000 and $0 for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

14.	Commitments and Contingencies

We lease approximately 49,000 square feet of office space at our headquarters in Monrovia, California, under a noncancelable lease expiring in September 2012. We also lease a data center in Los Angeles, California under a noncancelable lease expiring in November 2010. Our total rental

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

14.	Commitments and Contingencies (Continued)

expense for these leases amounted to $1.0 million, $1.2 million, and $1.4 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.3 million and $0.4 million for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

At October 31, 2009 (unaudited), the minimum aggregate rental commitment under all non-cancelable operating leases was (in thousands):

Year Ending July 31,

2010	$1,386
2011	1,493
2012	1,439
2013	287
Thereafter	—

$4,605

At July 31, 2009 and October 31, 2009 (unaudited), we had a $4.0 million letter of credit outstanding, issued on our behalf, to collateralize surety bonds issued in connection with our state money transmitter licenses.

We renewed our processing services agreement with a key vendor with an effective date of September 1, 2009. The terms of the agreement include future minimum annual payments. We also amended an existing contract with one of our retail distributors. The amendment calls for guaranteed payments to the retail distributor. At October 31, 2009 (unaudited), the minimum aggregate commitment under these agreements was (in thousands):

Year Ending July 31,

2010	$12,853
2011	16,883
2012	6,902
2013	125
Thereafter	—

$36,763

In the event we terminate our processing services agreement for convenience, we are required to pay a single lump sum equal to any minimum payments remaining on the date of termination.

We have retained outside regulatory counsel to survey and monitor the laws of all 50 states to identify state laws or regulations that apply to prepaid debit cards and other stored value products. Many state laws do not specifically address stored value products and what, if any, legal or regulatory requirements (including licensing) apply to the sale of these products. We have obtained money transmitter licenses (or similar such licenses) where applicable, based on advice of counsel or when we have been requested to do so. If we were found to be in violation of any laws and regulations governing banking, money transmitters, electronic fund transfers, or money laundering in the United States or abroad, we could be subject to penalties or could be forced to change our business practices.

In the ordinary course of business, we are a party to various legal proceedings. We review these actions on an ongoing basis to determine whether it is probable that a loss has occurred and use that information when making accrual and disclosure decisions. We have not established reserves or

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

14.	Commitments and Contingencies (Continued)

possible ranges of losses related to these proceedings because, at this time in the proceedings, the matters do not relate to a probable loss and/or the amounts are not reasonably estimable.

From time to time we enter into contracts containing provisions that contingently require us to indemnify various parties against claims from third parties. These contracts primarily relate to (i) contracts with our card issuing banks, under which we are responsible to them for any unrecovered overdrafts on cardholders’ accounts; (ii) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the premises, (iii) certain agreements with our officers, directors, and employees, under which we may be required to indemnify these persons for liabilities arising out of their relationship with us, (iv) contracts under which we may be required to indemnify our retail distributors, suppliers, vendors and other parties with whom we have contracts against third-party claims that our products infringe a patent, copyright, or other intellectual property right claims arising from our acts, omissions, or violation of law.

Generally, a maximum obligation under these contracts is not explicitly stated. Because the obligated amounts associated with these types of agreements are not explicitly stated, the overall maximum amount of the obligation cannot be reasonably estimated. With the exception of overdrafts on cardholders’ accounts, historically, we have not been required to make payments under these and similar contingent obligations, and no liabilities have been recorded for these obligations in our consolidated balance sheets. For additional information regarding overdrafts on cardholders’ accounts, refer to Note 3 — Accounts Receivable.

15.	Significant Customer Concentrations

A credit concentration may exist if customers are involved in similar industries, economic sectors, and geographic regions. Our retail distributors operate in similar economic sectors but diverse domestic geographic regions. The loss of a significant retail distributor could have a material adverse effect upon our card sales, profitability, and revenue growth.

Revenues derived from our products sold at our four largest retail distributors, Walmart, Walgreens, CVS, and Rite Aid, represented approximately 3%, 22%, 19%, and 17%, respectively, of our operating revenues for the year ended July 31, 2007, 39%, 17%, 13%, and 11%, respectively, for the year ended July 31, 2008, 56%, 11%, 9%, and 7%, respectively, for the year ended July 31, 2009.

Revenues derived from our products sold at our four largest retail distributors, Walmart, Walgreens, CVS, and Rite Aid, represented approximately 50%, 15%, 12%, and 10%, respectively, of our operating revenues for the three months ended October 31, 2008 (unaudited) and 64%, 9%, 8% and 6%, respectively, for the three months ended October 31, 2009 (unaudited).

In determining the customer concentration, we attributed new card fees and cash transfer revenues to the retail distributor where the sale of the new cards and cash transfer products occurred.

The concentration of sales of new cards (in units) for these retail distributors, in the aggregate, was 84%, 94%, and 95% for the years ended July 31, 2007, 2008, and 2009, respectively, and 95% and 95% for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively. The concentration of sales of cash transfer products (in units) for these retail distributors, in the aggregate, was 78%, 89%, and 92% for the years ended July 31, 2007, 2008, and 2009, respectively, and 91% and 94% for the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), respectively.

Our four largest retail distributors also comprised 51%, 30%, 17%, and 10%, respectively, of the settlement assets recorded on our consolidated balance sheet as of July 31, 2008, 83%, 10%, 0%, and 5%, respectively, as of July 31, 2009 and 83%, 8%, 0%, and 5%, respectively, as of October 31, 2009 (unaudited).

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

15.	Significant Customer Concentrations (Continued)

During the years ended July 31, 2007, 2008, and 2009, and during the three months ended October 31, 2008 (unaudited) and 2009 (unaudited), the majority of our customer funds underlying our products were held bank accounts at two card issuing banks. These funds are held in trust for the benefit of the customers, and we have no legal rights to the customer funds or deposits at the card issuing banks. The failure of either of these card issuing banks could result in significant business disruption, a potential material adverse affect on our ability to service our customers, and potential contingent obligations by us to customers.

16.	Subsequent Events

We evaluate subsequent events that have occurred after our most recent balance sheet date but before the financial statements are issued or are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. We evaluated subsequent events through February 26, 2010, the issuance date of our financial statements.

Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statements. The following were nonrecognized subsequent events we identified:

In October 2009, certain existing and third-party investors extended an offer to all our existing stockholders to purchase 3,250,000 shares at a price of $20.05, less applicable selling fees. On November 9, 2009, the offering closed and existing stockholders sold 3,033,661 shares at a price of $20.01 per share.

In November 2009, we entered into a new agreement with an existing card issuing bank. The terms of the agreement include future minimum annual payments. The minimum aggregate commitment under this agreement was (in thousands):

Year Ending July 31,

2010	$1,440
2011	1,920
2012	1,920
2013	640
Thereafter	—

$5,920

In November 2009, all related-party notes receivable were repaid in full, including accrued interest of $936,000.

In November 2009, our board of directors approved an increase in the number of shares of common stock reserved for issuance under the Plan from 9,943,134 shares to 11,208,384 shares.

In December 2009, our board of directors awarded 257,984 shares of common stock to our Chief Executive Officer to compensate him for past services rendered to our company. The number of shares awarded was equal to the number of shares subject to fully vested options that were unintentionally allowed to expire unexercised in June 2009. The aggregate grant date fair value of the December 2009 award was approximately $5.2 million, based on an estimated fair value of our common stock of $20.01, as determined by our board of directors on the date of the award. We recorded the aggregate grant date fair value as compensation and benefits expense on the date of the award.

          Shares

Class A Common Stock

Prospectus

J.P. Morgan	Morgan Stanley

Piper Jaffray	UBS Investment Bank

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee		$10,695.00
FINRA filing fee		15,500.00
NYSE listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the completion of the offering that is the subject of this Registration Statement, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

In addition, Mr. Moritz is indemnified by his employer with regard to his serving on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Restated Bylaws of the Registrant	3.04
Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain investors of the Registrant	4.02
Form of Indemnity Agreement	10.01

ITEM 15.	Recent Sales of Unregistered Securities.

Since January 1, 2007, the Registrant has issued and sold the following securities:

1. In February and March 2007, the Registrant issued 197,672 shares of common stock pursuant to the exercise of warrants with a per share exercise price of $0.3014 for an aggregate purchase price of $59,578.

2. In December 2008, the Registrant sold 1,181,818 shares of Series C-2 preferred stock to four entity affiliates with Sequoia Capital, a venture capital firm, for an aggregate purchase price of $13.0 million.

3. In March 2009, the Registrant issued a warrant to purchase up to 4,283,456 shares of common stock to PayPal, Inc.

4. Since January 1, 2007, the Registrant has issued options to employees, consultants and directors to purchase an aggregate of 4,415,921 shares of common stock under its 2001 Stock Plan.

5. Since January 1, 2007, the Registrant has issued 2,693,242 shares of common stock to its employees, directors, consultants and other service providers upon exercise of options granted by it under its 2001 Stock Plan, with exercise prices ranging from $0.16 to $10.75 per share, for an aggregate purchase price of $2,622,703.

The sales of the securities described in paragraphs (1) – (3) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant. The sales of the securities described in paragraphs (4) and (5) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
Number		Exhibit Title

1	.01*	Form of Underwriting Agreement.
3	.01*	Ninth Amended and Restated Certificate of Incorporation of the Registrant.
3	.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the consummation of this offering.
3.03		Bylaws of the Registrant.
3	.04*	Form of Restated bylaws of the Registrant, to be effective upon closing of this offering.
4	.01*	Form of Registrant’s Class A Common Stock certificate.
4	.02*	Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and the preferred stockholders and certain warrant holders of the Registrant.
5	.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10	.01*	Form of Indemnity Agreement.
10	.02*	2001 Stock Plan and form of option grant.
10	.03*	2010 Equity Incentive Plan and form of option grant.
10.04		Lease Agreement between Registrant and Foothill Technology Center, dated July 8, 2005, as amended on August 21, 2008 and July 30, 2009.
10	.05*	Prepaid Card Program Agreement dated as of October 20, 2006 by and among the Registrant, Wal-Mart Stores, Inc., Wal-Mart Stores Texas, L.P., Wal-Mart Louisiana, LLC, Wal-Mart Stores East, Inc., and Wal-Mart Stores, L.P. and GE Money Bank, as amended.
10	.06*	Card Program Services Agreement, dated as of October 27, 2006, by and between the Registrant and GE Money Bank, as amended.
10	.07*	Program Agreement, dated as of November 1, 2009, by and between the Registrant and Columbus Bank and Trust Company.
10	.08*	Agreement for Services, dated as of September 1, 2009, by and between the Registrant and Total System Services, Inc.
10	.09*	Master Services Agreement, dated as of May 28, 2009, by and between the Registrant and Genpact International, Inc.
10.10		Fifth Amended and Restated Loan and Line of Credit Agreement between Columbus Bank and Trust Company and Registrant, dated March 24, 2009.
10.11		Offer letter to William D. Sowell from the Registrant, dated January 28, 2009.
10.12		Employment Agreement between the Registrant and Mark T. Troughton, dated July 20, 2004.
10.13		FY2009 Management Cash Incentive Compensation Plan.
10.14		Description of FY2010 Management Cash Incentive Compensation Plan.
10	.15*	Warrant to purchase shares of common stock of the Registrant.
10.16		Preferred Stock Warrant to purchase shares of Series C-1 preferred stock of the Registrant.
23	.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, independent registered public accounting firm.
24.01		Power of Attorney (included on page II-5).

*	To be filed by amendment.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monrovia, State of California, on February 26, 2010.

GREEN DOT CORPORATION

By:	/s/ Steven W. Streit
Steven W. Streit
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Steven W. Streit, John C. Ricci and John L. Keatley, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Principal Executive Officer:

/s/ Steven W. Streit Steven W. Streit	Chairman, President and Chief Executive Officer	February 26 , 2010

Principal Financial Officer:

/s/ John L. Keatley John L. Keatley	Chief Financial Officer	February 26, 2010

Principal Accounting Officer:

/s/ Simon M. Heyrick Simon M. Heyrick	Chief Accounting Officer	February 26, 2010

Name	Title	Date

Additional Directors:

/s/ Kenneth C. Aldrich Kenneth C. Aldrich	Director	February 26, 2010

/s/ Timothy R. Greenleaf Timothy R. Greenleaf	Director	February 26, 2010

/s/ Virginia L. Hanna Virginia L. Hanna	Director	February 26, 2010

/s/ Michael J. Moritz Michael J. Moritz	Director	February 26, 2010

/s/ William H. Ott, Jr. William H. Ott, Jr.	Director	February 26, 2010

/s/ W. Thomas Smith, Jr. W. Thomas Smith, Jr.	Director	February 26, 2010

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

1	.01*	Form of Underwriting Agreement.
3	.01*	Ninth Amended and Restated Certificate of Incorporation of the Registrant.
3	.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the consummation of this offering.
3.03		Bylaws of the Registrant.
3	.04*	Form of Restated bylaws of the Registrant, to be effective upon closing of this offering.
4	.01*	Form of Registrant’s Class A Common Stock certificate.
4	.02*	Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and the preferred stockholders and certain warrant holders of the Registrant.
5	.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10	.01*	Form of Indemnity Agreement.
10	.02*	2001 Stock Plan and form of option grant.
10	.03*	2010 Equity Incentive Plan and form of option grant.
10.04		Lease Agreement between Registrant and Foothill Technology Center, dated July 8, 2005, as amended on August 21, 2008 and July 30, 2009.
10	.05*	Prepaid Card Program Agreement dated as of October 20, 2006 by and among the Registrant, Wal-Mart Stores, Inc., Wal-Mart Stores Texas, L.P., Wal-Mart Louisiana, LLC, Wal-Mart Stores East, Inc., and Wal-Mart Stores, L.P. and GE Money Bank, as amended.
10	.06*	Card Program Services Agreement, dated as of October 27, 2006, by and between the Registrant and GE Money Bank, as amended.
10	.07*	Program Agreement, dated as of November 1, 2009, by and between the Registrant and Columbus Bank and Trust Company.
10	.08*	Agreement for Services, dated as of September 1, 2009, by and between the Registrant and Total System Services, Inc.
10	.09*	Master Services Agreement, dated as of May 28, 2009, by and between the Registrant and Genpact International, Inc.
10.10		Fifth Amended and Restated Loan and Line of Credit Agreement between Columbus Bank and Trust Company and Registrant, dated March 24, 2009.
10.11		Offer letter to William D. Sowell from the Registrant, dated January 28, 2009.
10.12		Employment Agreement between the Registrant and Mark T. Troughton, dated July 20, 2004.
10.13		FY2009 Management Cash Incentive Compensation Plan.
10.14		Description of FY2010 Management Cash Incentive Compensation Plan.
10	.15*	Warrant to purchase shares of common stock of the Registrant.
10.16		Preferred Stock Warrant to purchase shares of Series C-1 preferred stock of the Registrant.
23	.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, independent registered public accounting firm.
24.01		Power of Attorney (included on page II-5).

*	To be filed by amendment.